Form 10-K, Exhibit 13
period 1996-04-26
EVANS BOB FARMS INC
filed 1996-07-25
CIK 33769


Consolidated Financial Review
Bob Evans Farms, Inc. and Subsidiaries

Comparative Highlights for Ten Years

                                                                                                           Income
                                                                                             Income       Per Share      Cash
                                                                                             Before         Before    Dividends
                            Long-Term                    Income Before       Income       Extraordinary  Extraordinary   Per
Year      Total Assets        Debt         Net Sales      Income Taxes        Taxes           Gain           Gain       Share
================================================================================================================================
1996*     $535,813,000     $1,927,000     $806,627,000     $46,745,000     $17,529,000     $29,216,000     $  .69       $.32
1995       488,101,000      2,250,000      766,968,000      86,869,000      33,359,000      53,510,000       1.27        .29
1994       413,875,000          -          699,038,000      76,514,000      28,332,000      48,182,000       1.15        .27
1993       363,075,000          -          653,176,000      68,540,000      25,478,000      43,062,000       1.03        .25
1992       325,538,000      1,200,000      556,304,000      62,409,000      23,080,000      39,329,000        .94        .21
1991       287,254,000      1,600,000      501,305,000      53,882,000      20,247,000      33,635,000        .81        .20
1990       260,643,000      2,000,000      454,339,000      44,046,000      16,301,000      27,745,000        .65        .19
1989       244,198,000      2,400,000      419,529,000      48,754,000      18,091,000      30,663,000        .71        .17
1988       219,448,000      2,800,000      395,061,000      48,343,000      19,014,000      29,329,000        .68        .17
1987       193,098,000      3,200,000      327,160,000      41,226,000      19,756,000      21,470,000        .52        .15


* Includes pre-tax loss of $22,000,000 on the write-down of assets, which reduced the income tax provision by $8,209,000 and decreased net income by $13,791,000, or $0.33 per share. (See Note G)



Stock Price Ranges and Dividends

      The common stock of the company is traded on the NASDAQ National Market System and is identified by the symbol BOBE. The approximate number of record holders of the company's common stock at May 24, 1996, was 37,239. The high and low closing bid quotations for the company's common stock, as reported on NASDAQ, and cash dividends declared thereon for each fiscal quarter (13 weeks) of the company's past two fiscal years have been as follows:

                                                                 Cash
                                                               Dividends
Fiscal Year                High              Low               Per Share
========================================================================

1996
1st Quarter ............ $21 1/8 ........... $19 1/4 .........  $.0800
2nd Quarter ............  19 1/2 ...........  16 7/8 .........   .0800
3rd Quarter ............  19 1/4 ...........  15 15/16 .......   .0800
4th Quarter ............  17 1/8 ...........  15 1/4 .........   .0800

1995
1st Quarter ............ $22 ............... $20 3/8 .........  $.0725
2nd Quarter ............  21 5/8 ...........  19 5/8 .........   .0725
3rd Quarter ............  22 3/16 ..........  19 1/2 .........   .0725
4th Quarter ............  21  1/2 ..........  19 7/8 .........   .0725

Comparative Highlights by Segment
Bob Evans Farms, Inc. and Subsidiaries

Restaurant Segment

                                                                       Income
                                                       Income        Per Share
                                                       Before          Before
                        Income Before     Income    Extraordinary  Extraordinary
Year        Net Sales    Income Taxes      Taxes        Gain            Gain
================================================================================

1996*     $590,063,000   $29,504,000    $10,739,000   $18,765,000     $.44
1995       550,209,000    60,234,000     22,789,000    37,445,000      .89
1994       495,129,000    56,973,000     20,975,000    35,998,000      .86
1993       457,396,000    51,254,000     19,057,000    32,197,000      .77
1992       397,583,000    44,258,000     16,426,000    27,832,000      .67
1991       358,248,000    40,277,000     15,205,000    25,072,000      .60
1990       322,266,000    34,288,000     12,579,000    21,709,000      .51
1989       293,531,000    31,599,000     11,451,000    20,148,000      .47
1988       259,226,000    30,750,000     11,957,000    18,793,000      .43
1987       221,315,000    28,105,000     13,476,000    14,629,000      .35

* Includes pre-tax loss of $21,370,000 on the write-down of assets, which reduced the income tax provision by $7,969,000 and decreased net income by $13,401,000, or $0.32 per share. (See Note G)




Food Products Segment


                                                                       Income
                                                       Income        Per Share
                                                       Before          Before
                        Income Before     Income    Extraordinary  Extraordinary
Year        Net Sales    Income Taxes      Taxes        Gain            Gain
================================================================================

1996*     $216,564,000   $17,241,000    $ 6,790,000   $10,451,000     $.25
1995       216,759,000    26,635,000     10,570,000    16,065,000      .38
1994       203,909,000    19,541,000      7,357,000    12,184,000      .29
1993       195,780,000    17,286,000      6,421,000    10,865,000      .26
1992       158,721,000    18,151,000      6,654,000    11,497,000      .27
1991       143,057,000    13,605,000      5,042,000     8,563,000      .21
1990       132,073,000     9,758,000      3,722,000     6,036,000      .14
1989       125,998,000    17,155,000      6,640,000    10,515,000      .24
1988       135,835,000    17,593,000      7,057,000    10,536,000      .25
1987       105,845,000    13,121,000      6,280,000     6,841,000      .17

* Includes pre-tax loss of $630,000 on the write-down of assets, which reduced the income tax provision by $240,000 and decreased net income by $390,000, or $0.01 per share. (See Note G)

================================================================================
                See Notes to Consolidated Financial Statements
================================================================================



Consolidated Balance Sheets
Bob Evans Farms, Inc. and Subsidiaries

Assets                                                      April 26, 1996   April 28, 1995
===========================================================================================
Current Assets
  Cash and equivalents.....................................   $ 14,369,000   $ 10,451,000
  Trade accounts receivable ...............................     14,509,000     15,570,000
  Inventories .............................................     20,876,000     17,256,000
  Deferred income taxes ...................................      5,882,000      6,162,000
  Prepaid expenses ........................................      3,263,000      2,936,000
                                                              ------------   ------------
      Total Current Assets ................................     58,899,000     52,375,000
Property, Plant and Equipment, at cost
  Buildings ...............................................    312,084,000    288,260,000
  Machinery and equipment .................................    166,824,000    146,255,000
  Other ...................................................     20,919,000     19,572,000
                                                              ------------   ------------
                                                               499,827,000    454,087,000
  Less accumulated depreciation ...........................    199,606,000    177,542,000
                                                              ------------   ------------
                                                               300,221,000    276,545,000
  Land ....................................................    141,399,000    133,135,000
  Construction in progress ................................      5,623,000      7,168,000
                                                              ------------   ------------
      Net Property, Plant and Equipment ...................    447,243,000    416,848,000
Other Assets
  Deposits and other ......................................      2,955,000      2,243,000
  Long-term investments ...................................      4,893,000      2,303,000
  Deferred income taxes ...................................      9,918,000      1,573,000
  Cost in excess of net assets acquired ...................     10,477,000     11,016,000
  Other intangible assets .................................      1,428,000      1,743,000
                                                              ------------   ------------
      Total Other Assets ..................................     29,671,000     18,878,000
                                                              ------------   ------------
                                                              $535,813,000   $488,101,000
                                                              ============   ============

Liabilities and Stockholders' Equity
=========================================================================================

Current Liabilities
  Line of credit...........................................    $59,655,000   $ 25,600,000
  Accounts payable ........................................      5,940,000      7,325,000
  Dividends payable .......................................      3,382,000      3,068,000
  Federal and state income taxes ..........................        535,000      4,633,000
  Accrued wages and related liabilities ...................     14,245,000     13,691,000
  Other accrued expenses ..................................     32,674,000     31,253,000
                                                              ------------   ------------
      Total Current Liabilities ...........................    116,431,000     85,570,000
Long-Term Liabilities
  Deferred income taxes ...................................      8,300,000      6,409,000
  Notes payable (net of discount of $443,000
     at April 26, 1996 and $600,000 at
     April 28, 1995) ......................................      1,927,000      2,250,000
                                                              ------------   ------------
      Total Long-Term Liabilities .........................     10,227,000      8,659,000
Stockholders' Equity
  Common stock, $.01 par value; authorized
     100,000,000 shares; issued 42,638,118
     shares in 1996 and 1995 ..............................        426,000        426,000
  Preferred stock; authorized 1,200 shares;
     issued 120 shares in 1996 ............................         60,000           --
  Capital in excess of par value ..........................    145,584,000    144,741,000
  Retained earnings .......................................    268,677,000    252,961,000
                                                              ------------   ------------
                                                               414,747,000    398,128,000
  Less treasury stock:  362,875 shares in
     1996 and 309,620 shares in 1995, at cost .............      5,592,000      4,256,000
                                                              ------------   ------------
      Total Stockholders' Equity ..........................    409,155,000    393,872,000
                                                              ------------   ------------
                                                              $535,813,000   $488,101,000
                                                              ============   ============

================================================================================
See Notes to Consolidated Financial Statements
================================================================================


Consolidated Statements of Income
Bob Evans Farms, Inc. and Subsidiaries

Years Ended April 26, 1996,
April 28, 1995, and April 29, 1994             1996           1995           1994
====================================================================================
Net sales.................................$806,627,000   $766,968,000   $699,038,000

Cost of sales............................. 246,020,000    229,256,000    221,558,000
Operating wage and fringe
   benefit expenses                        248,000,000    225,280,000    201,606,000
Other operating expenses.................. 113,828,000    101,703,000     91,287,000
Selling, general and administrative
  expenses                                 102,621,000     98,048,000     85,015,000
Depreciation expense......................  27,605,000     25,820,000     23,082,000
Loss on impaired assets...................  22,000,000          -             -
                                          ------------   ------------   ------------
       Operating Profit...................  46,553,000     86,861,000     76,490,000

Net interest..............................     192,000          8,000         24,000
                                          ------------   ------------   ------------
       Income Before Income Taxes.........  46,745,000     86,869,000     76,514,000

Provisions for income taxes
  Federal.................................  14,304,000     27,316,000     23,060,000
  State...................................   3,225,000      6,043,000      5,272,000
                                          ------------   ------------   ------------
                                            17,529,000     33,359,000     28,332,000
                                          ------------   ------------   ------------
       Net Income.........................$ 29,216,000   $ 53,510,000   $ 48,182,000
                                          ============   ============   ============

Net income per share......................     $0.69         $1.27          $1.15
                                               =====         =====          =====

================================================================================
                See Notes to Consolidated Financial Statements
================================================================================

Consolidated Statements
of Stockholders' Equity
Bob Evans Farms, Inc. and Subsidiaries

Years Ended April 26, 1996, April 28, 1995,
and April 29, 1994
                                                            Capital                                        Total
                                    Common     Preferred   in Excess      Retained        Treasury     Stockholders'
                                     Stock       Stock    of Par Value    Earnings         Stock          Equity
======================================================================================================================
Balances at 4/30/93                $426,000    $   -    $144,339,000    $174,169,000    $(9,634,000)    $309,300,000
   Net income                                                             48,182,000                      48,182,000
   Dividends declared of
      $.27 per share                                                     (11,351,000)                    (11,351,000)
   Purchase of treasury
       stock                                                                               (116,000)        (116,000)
   Tax benefit from disqualified
       disposition of stock
       options exercised                                                     294,000                         294,000
   Compensation expense
      attributable to stock
      options granted                                        500,000                                         500,000
   Distribution of treasury
     stock..........                                         (57,000)                     2,076,000        2,019,000
                                   --------    -------  ------------    ------------    -----------     ------------
Balances at 4/29/94                 426,000         -    144,782,000     211,294,000     (7,674,000)     348,828,000
   Net income                                                             53,510,000                      53,510,000
   Dividends declared of
      $.29 per share                                                     (12,245,000)                    (12,245,000)
    Tax benefit from disqualified
       disposition of stock
       options exercised                                                     402,000                         402,000
   Compensation expense
       attributable to stock
       options granted                                       706,000                                         706,000
   Compensation expense
       attributable to stock
       awards                                               (203,000)                       525,000          322,000
   Distribution of treasury
      stock                                                 (544,000)                     2,893,000        2,349,000
                                   --------    -------  ------------    ------------    -----------     ------------
Balances at 4/28/95                 426,000         -    144,741,000     252,961,000     (4,256,000)     393,872,000
   Net income                                                             29,216,000                      29,216,000
   Dividends declared of
      $.32 per share                                                     (13,542,000)                    (13,542,000)
   Issuance of preferred stock                  60,000                                                        60,000
   Purchase of treasury
       stock                                                                             (2,091,000)      (2,091,000)
    Tax benefit from disqualified
       disposition of stock
       options exercised                                                      42,000                          42,000
   Compensation expense
       attributable to stock
       options granted                                       474,000                                         474,000
   Compensation expense
       attributable to stock
       awards                                                153,000                        184,000          337,000
   Distribution of treasury
      stock                                                  216,000                        571,000          787,000
                                   --------    -------  ------------    ------------    -----------     ------------
Balances at 4/26/96                $426,000    $60,000  $145,584,000    $268,677,000    $(5,592,000)    $409,155,000
                                   ========    =======  ============    ============    ===========     ============

====================================================================================
See Notes to Consolidated Financial Statements
====================================================================================


Consolidated Statements
of Cash Flows
Bob Evans Farms, Inc. and Subsidiaries

Years Ended April 26, 1996,
April 28, 1995, and April 29, 1994                           1996            1995            1994
======================================================================================================
Operating Activities:
  Net income ........................................   $ 29,216,000    $ 53,510,000    $ 48,182,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
   Depreciation and amortization ....................     28,459,000      26,674,000      23,937,000
   Deferred federal income taxes ....................     (6,174,000)     (1,187,000)     (2,061,000)
   Loss (gain) on sale of property and equipment ....        445,000        (115,000)        (85,000)
   Loss on impaired assets ..........................     22,000,000            --              --
   Compensation expense attributable to stock plans .        437,000       1,080,000         822,000
   Cash provided by (used for) current assets
      and current liabilities:
        Accounts receivable .........................      1,061,000        (125,000)     (2,900,000)
        Inventories .................................     (3,620,000)     (1,457,000)       (985,000)
        Prepaid expenses ............................       (327,000)        578,000        (143,000)
        Accounts payable ............................     (1,385,000)      5,793,000       2,670,000
        Federal and state income taxes ..............     (4,056,000)     (1,196,000)     (1,143,000)
        Accrued wages and related liabilities .......        928,000       3,093,000         345,000
        Other accrued expenses ......................      1,421,000       2,349,000         838,000
         Net cash provided by operating activities ..     68,405,000      88,997,000      69,477,000

Investing Activities:
  Purchase of property, plant and equipment .........    (80,967,000)    (94,766,000)    (72,910,000)
  Net proceeds from sale of short-term investments ..           --              --         1,947,000
  Purchase of long-term investments .................     (2,590,000)     (2,303,000)           --
  Proceeds from sale of property, plant
     and equipment ..................................        522,000       1,983,000         909,000
  Other .............................................       (712,000)       (241,000)        161,000
         Net cash used in investing activities ......    (83,747,000)    (95,327,000)    (69,893,000)

Financing Activities:
  Cash dividends paid ...............................    (13,228,000)    (12,016,000)    (11,130,000)
  Purchase of treasury stock ........................     (2,091,000)           --          (116,000)
  Draws on line of credit ...........................     34,055,000      16,100,000       9,500,000
  Proceeds from issuance of note payable ............           --         2,250,000            --
  Payments on principal of note payable .............       (323,000)           --              --
  Proceeds from issuance of preferred stock .........         60,000            --              --
  Distribution of treasury stock
     due to the exercise of stock
     options and employee bonuses ...................        787,000       2,349,000       2,019,000
            Net cash provided by financing activities     19,260,000       8,683,000         273,000
Increase (decrease) in cash and equivalents .........      3,918,000       2,353,000        (143,000)
Cash and equivalents at the beginning of the year ...     10,451,000       8,098,000       8,241,000
Cash and equivalents at the end of the year .........   $ 14,369,000    $ 10,451,000    $  8,098,000

================================================================================
                See Notes to Consolidated Financial Statements
================================================================================

Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


Note A -- Summary of Significant Accounting Policies

     Description of Business: Bob Evans Farms, Inc. owns and operates 390 restaurants in 19 states, including Bob Evans Restaurants, Owens Family Restaurants, Bob Evans "small-town" Restaurants and Cantina Del Rio Mexican restaurants. The company also produces fresh and fully-cooked sausage products and fresh, deli-style salads which are distributed primarily to grocery stores in the Midwest, Southwest and Southeast. The company's charcoal products and liquid-smoke flavorings are distributed nationally and internationally.

     Principles  of  Consolidation:   The  consolidated  financial  statements
include the accounts of the company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

     Fiscal Year: The company's fiscal year ends on the last Friday in April. References herein to 1996, 1995 and 1994 refer to fiscal years ended April 26, 1996; April 28, 1995; and April 29, 1994, respectively.

     Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory is composed of raw materials and supplies ($12,138,000 in 1996, and $11,880,000 in 1995) and finished goods ($8,738,000 in 1996, and $5,376,000 in 1995).

     Property, Plant and Equipment: The company calculates depreciation on the straight-line and declining-balance methods at rates adequate to amortize costs over the estimated useful lives of buildings (15 to 25 years), machinery and equipment (3 to 10 years), and other (5 to 25 years). The straight-line depreciation method was adopted for all property placed in service on or after April 30, 1994. Depreciation on property placed in service prior to April 30, 1994, continues to be calculated principally on accelerated methods. The company believes the new method will more accurately reflect its financial results by better matching costs of new property over the useful lives of the assets. In addition, the new method more closely conforms with that prevalent in the industry.

     Long-Term Investments: The company records its long-term investments (investments in limited partnerships) at market.

     Cost in Excess of Net Assets Acquired: The cost in excess of net assets acquired (goodwill) is being amortized over 25 years using the straight-line method. The company uses the cash flow method to assess the recoverability of goodwill. Accumulated amortization at April 26, 1996, and April 28, 1995, was $2,998,000 and $2,459,000, respectively.

     Pre-opening  Expenses:   Expenditures  related  to  the  opening  of  new
restaurants, other than those for capital assets, are charged to expense when incurred.

     Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $37,342,000, $32,585,000 and $29,927,000 in 1996, 1995
and 1994, respectively.

     Stock Options: The company accounts for stock options under APB 25, Accounting for Stock Issued to Employees.

     Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment.

     Net Income Per Share: The company calculates net income per share based upon the weighted average number of common shares outstanding during the year. Weighted average number of common shares outstanding for 1996, 1995 and 1994, was 42,311,000; 42,179,000; and 42,006,000 respectively. Outstanding stock options do not have a material dilutive effect.

Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Note B -- Credit Arrangements

     The company has arrangements with certain banks from which it may borrow up to $124,400,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 26, 1996, $59,655,000 was outstanding under these arrangements. During 1996 and 1995, respectively, the maximum amounts outstanding under these arrangements were $63,905,000 and $25,600,000 and the average amounts outstanding were $43,104,000 and $10,857,000 with weighted average interest rates of 6.34% and 5.95%.

     Total interest expense of $2,394,000; $569,000; and $78,000 incurred in 1996, 1995 and 1994, respectively, was capitalized in connection with the company's construction activities.

Note C -- Income Taxes

     Deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 26, 1996, and April 28, 1995, are as follows:

                                             April 26, 1996  April 28, 1995
      Deferred tax liabilities:
         Accelerated depreciation...            $ 7,991,000   $6,409,000
         Other taxes................                309,000        -
                                                -----------   ----------
         Total deferred tax liabilities           8,300,000    6,409,000

      Deferred tax assets:
         Loss on impaired assets....              8,244,000        -
         Self-insurance.............              4,470,000    4,303,000
         Other taxes................                      -      605,000
         Vacation pay...............              1,020,000      913,000
         Stock compensation plans...              1,281,000    1,281,000
         Accrued bonus..............                310,000      244,000
         Inventory and other........                475,000      389,000
                                                -----------   ----------
         Total deferred tax assets..             15,800,000    7,735,000
                                                -----------   ----------
              Net deferred tax assets           $ 7,500,000   $1,326,000
                                                ===========   ==========

Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


     Significant components of the provisions for income taxes are as follows:

                                      1996             1995             1994
    Current:
     Federal ................    $ 20,113,000     $ 29,563,000     $ 25,438,000
     State ..................       4,209,000        6,484,000        5,462,000
                                 ------------     ------------     ------------
     Total Current ..........      24,322,000       36,047,000       30,900,000
   Deferred:
     Federal ................      (5,809,000)      (2,247,000)      (2,378,000)
     State ..................        (984,000)        (441,000)        (190,000)
                                 ------------     ------------     ------------
       Total Deferred .......      (6,793,000)      (2,688,000)      (2,568,000)
                                 ------------     ------------     ------------
                                 $ 17,529,000     $ 33,359,000     $ 28,332,000
                                 ============     ============     ============

     The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                      1996             1995             1994

Tax at statutory rate .......    $ 16,400,000     $ 30,404,000     $ 26,780,000
State income tax (net) ......       2,100,000        3,928,000        3,427,000
Other .......................        (971,000)        (973,000)      (1,875,000)
                                 ------------     ------------     ------------
Provisions for income taxes..     $17,529,000      $33,359,000      $28,332,000
                                 ============     ============     ============

     Taxes paid during 1996, 1995 and 1994 were $28,429,000;  $36,647,000; and
$31,643,000, respectively.

Note D -- Stockholders' Equity
    The company has employee stock option plans adopted in 1985, 1987, 1991 and 1994; a non-employee directors stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall be not less than 50% of the fair market value of the stock at the date of grant; all other plans provide that the option price shall be the fair market value of the stock at the grant date. Options may be granted for a period of up to 10 years under the 1985, 1987, 1991 and 1994 plans, and until all available shares reserved have been issued or until the board determines that the plan shall terminate under the 1989 and 1992 plans. Except for the 1992 plan, options granted under the plans become exercisable at the rate of 20% per year beginning at the date of grant. The 1994 plan also provides for the granting of performance share awards in the form of common shares if certain performance objectives are met. As of April 26, 1996, options for 1,538,511 shares were outstanding, and options for 792,904 shares were exercisable at prices ranging from $8.69 to $20.50 per share.
    During  1996,  1995 and 1994,  options of  44,914;  226,749;  and  151,726 shares, respectively, were exercised at prices ranging from $8.63 to $20.19 per share. At April 26, 1996, 3,087,147 shares were reserved for issuance under the plans.
    The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its

Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit obligations of the company that arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of stock options under the nonqualified plan, the plan will operate as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock. Since the company intends to fund and settle its obligations under the SERP on a current basis by granting stock options under the nonqualified plan, the company anticipates that no long-term unfunded pension obligations will arise under the SERP. Compensation expense attributable to stock options granted in 1996, 1995 and 1994 pursuant to the 1992 plan was $474,000; $706,000; and $500,000, respectively.
    The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of up to an aggregate of 500,000 shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met, at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 1996 and 1995, 20,089 and 40,286 shares, respectively, were awarded as part of the LTIP. Compensation expense attributable to the LTIP was de minimis in 1996, $374,000 in 1995, and $322,000 in 1994.

Note E -- Profit Sharing Plan
    The company has a profit sharing plan which covers substantially all employees with at least one year of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 1996, 1995 and 1994 were $2,994,000, $3,412,000, and $3,104,000, respectively.

Note F -- Commitments and Contingencies
    At April 26, 1996, the company had contractual commitments approximating $9,953,000 for restaurant construction, plant equipment additions and the purchase of land and inventory.
    The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or pending litigation. While it is not feasible to predict the outcome of these actions, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

Note G -- Impairment of Long-Lived Assets
    In April 1996, the company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, the company evaluated the ongoing value of its property, plant and equipment. Based on this evaluation, the company determined that assets with a carrying value of $58,598,000 were impaired, and wrote them down by $22,000,000 to their fair value. Fair value was based on external real estate appraisals and estimates which took into consideration prices of comparable assets. The $22,000,000 loss was comprised of a $21,370,000 write-down in the restaurant segment, and a $630,000 write-down in the food products segment.

Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


Note H -- Industry Segments
    The company's operations include restaurant operations and the processing and sale of food and related products. The revenue from these segments includes both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the financial statements.
    Operating profit represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of investments and deferred income taxes.
    Information on the company's industry segments is summarized as follows:

Fiscal Year                                  1996             1995             1994
=========================================================================================
Sales
Restaurant operations ...............   $ 590,063,000    $ 550,209,000    $ 495,129,000
Food products .......................     253,202,000      248,036,000      234,811,000
                                          843,265,000      798,245,000      729,940,000
Intersegment sales of food products .     (36,638,000)     (31,277,000)     (30,902,000)
    Total ...........................   $ 806,627,000    $ 766,968,000    $ 699,038,000

Operating Profit
Restaurant operations ...............   $  29,384,000    $  60,135,000    $  56,910,000
Food products .......................      17,169,000       26,726,000       19,580,000
    Total ...........................   $  46,553,000    $  86,861,000    $  76,490,000

Depreciation and Amortization Expense
Restaurant operations ...............   $  20,911,000    $  18,732,000    $  16,216,000
Food products .......................       7,548,000        7,942,000        7,721,000
    Total ...........................   $  28,459,000    $  26,674,000    $  23,937,000

Capital Expenditures
Restaurant operations ...............   $  56,429,000    $  81,772,000    $  62,576,000
Food products .......................      24,538,000       12,994,000       10,334,000
    Total ...........................   $  80,967,000    $  94,766,000    $  72,910,000

Identifiable Assets
Restaurant operations.....................$395,804,000   $383,569,000   $317,739,000
Food products............................  119,316,000    94,494,000    90,502,000
                                           515,120,000    478,063,000    408,241,000
General corporate assets.................   20,693,000    10,038,000     5,634,000
    Total.................................$535,813,000   $488,101,000   $413,875,000


Notes to Consolidated
Financial Statements
Bob Evans Farms, Inc. and Subsidiaries -- April 26, 1996


Note I -- Quarterly Financial Data (Unaudited)

                                                                          Net
                                           Gross             Net        Income
                          Sales            Profit           Income    Per Share
================================================================================

Fiscal Year 1996
First Quarter         $205,862,000      $144,709,000     $14,397,000     $.34
Second Quarter         207,700,000       144,352,000      13,010,000      .31
Third Quarter          194,740,000       134,578,000       7,577,000      .18
Fourth Quarter *       198,325,000       136,968,000      (5,768,000)    (.14)

Fiscal Year 1995
First Quarter         $197,939,000      $135,060,000     $13,183,000     $.31
Second Quarter         194,403,000       137,036,000      14,163,000      .34
Third Quarter          185,587,000       133,262,000      13,904,000      .33
Fourth Quarter         189,039,000       132,354,000      12,260,000      .29

Fiscal Year 1994
First Quarter         $178,431,000      $121,246,000     $11,815,000     $.28
Second Quarter         177,038,000       121,386,000      12,409,000      .30
Third Quarter          166,625,000       115,253,000      12,204,000      .29
Fourth Quarter         176,944,000       119,595,000      11,754,000      .28

Note: gross profit represents net sales less cost of sales (materials)

* Includes pre-tax loss of $22,000,000 on the write-down of assets, which decreased net income by $13,791,000, or $0.33 per share. (See Note G)

Auditor's Report
Bob Evans Farms, Inc. and Subsidiaries

Report of Ernst & Young LLP, Independent Auditors
Board of Directors
Bob Evans Farms, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 26, 1996, and April 28, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 26, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 26, 1996, and April 28, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 26, 1996, in conformity with generally accepted accounting principles.





Columbus, Ohio
May 31, 1996

Management's Discussion and Analysis
of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

Sales
       Consolidated net sales for Bob Evans Farms, Inc. and subsidiaries increased $39.7 million, or 5.2%, in 1996 compared to 1995. The increase in net sales resulted from a $39.9 million increase in restaurant segment sales and a $0.2 million decrease in food products segment sales. Net sales in 1995 represented a 9.7% increase over 1994 sales.
       Restaurant segment sales accounted for 73.2%, 71.7% and 70.8% of total sales for 1996, 1995 and 1994, respectively. The $39.9 million sales increase in the restaurant segment in 1996 was due entirely to more restaurants in operation: 390 at the end of 1996 versus 354 at the end of 1995. In 1996, the company opened 37 new restaurants and closed one underperforming restaurant. The new restaurants included 10 traditional Bob Evans Restaurants, 26 Bob Evans "small-town" Restaurants and one Cantina del Rio Mexican restaurant. This compares with 44 restaurants opened during 1995, comprised of 12 traditional Bob Evans Restaurants, 25 Bob Evans "small-town" Restaurants and seven Cantina del Rios.
       The increase in sales brought about by this expansion was partially offset by a decrease in same-store sales for core restaurants of 1.8% in 1996. (Core restaurants are restaurants that have been open two full years.) Severe winter weather during the third and fourth quarters of this year was a contributing factor to the decrease in same-store sales. In 1995, same-store sales for core restaurants increased 3.4%.
       Restaurant menus were changed at various times throughout the year to keep the company's menus fresh, provide seasonal choices and give customers an opportunity to try something new. Menu changes in 1996 included the addition of items which represented nontraditional Bob Evans fare as well as various homestyle offerings. A variety of promotional programs were implemented throughout 1996, including a "LunchSavors" program, which offered value-priced, lunch-sized salads and entrees before 4 p.m. during the week. No one single menu item or program had a material impact on sales although the company believes without the combination of these additional menu items and promotional programs, same-store sales comparisons would have been less favorable. For 1996, the traditional Bob Evans Restaurant menu price increase amounted to 2.8% compared with 3.1% in 1995.
       Food products segment sales accounted for 26.8%, 28.3% and 29.2% of total sales for 1996, 1995 and 1994, respectively. The $0.2 million sales decrease in the food products segment in 1996 was the result of a $3.0 million increase in sausage sales and a combined $3.2 million decrease in sales at Mrs. Giles Country Kitchens and Hickory Specialties.
       The sausage sales increase was due to a 3.0% increase in comparable pounds of sausage sold (5.0% in 1995). Additional volume increases were due to the introduction of Snackwiches to all Bob Evans markets, expansion into the Milwaukee and Madison, Wis., markets, and other new product introductions such as frozen rolls and biscuits, sliced country bacon and ham steaks. New product introductions during 1995 included Bob Evans Homestyle Chicken & Noodles and a maple-flavored sausage product. New product introductions added additional volume but were not significant compared with the total pounds sold in 1996 or 1995. The benchmark retail price for a one-pound roll of sausage averaged $2.74 in 1996, $2.79 in 1995 and $2.84 in 1994.
       Mrs. Giles Country Kitchens and Hickory Specialties had combined sales of $49.1 million in 1996, $52.3 million in 1995 and $46.7 million in 1994. These amounts represented 22.7%, 24.1% and 22.9% of total food products segment sales in 1996, 1995 and 1994, respectively. The decreased sales in 1996 occurred in all the major product lines: salads, charcoal and liquid-smoke flavorings. The increase in sales in 1995 was attributable to increased sales of charcoal products at Hickory Specialties.

Cost of Sales
       As a percentage of sales, the consolidated cost of sales (cost of materials) was 30.5%, 29.9% and 31.7% in 1996, 1995 and 1994, respectively. The restaurant segment cost of sales percentage was 26.8% in 1996, 27.0% in 1995 and 27.5% in 1994. These decreases were due mostly to various changes in product mix. The food products segment cost of sales percentage was 40.6%, 37.1% and 41.9% in 1996, 1995 and 1994, respectively. These changes were the direct result of changes in live hog costs which averaged $36.43, $31.00 and $39.25 per hundredweight in 1996, 1995 and 1994, respectively.

Operating Wage and Fringe Benefit Expenses
       Consolidated operating wage and fringe benefit expenses were 30.7%, 29.4% and 28.8% of sales in 1996, 1995 and 1994, respectively. In the restaurant segment, labor and fringe benefit expenses were 37.4% of sales in 1996 compared to 36.2% of sales in 1995. The increase was due primarily to higher hourly labor costs in addition to higher health insurance costs. In the food products segment, labor and fringe benefit expenses amounted to 12.8% of sales in 1996 compared to 12.1% of sales in 1995. The increase was due to higher health insurance costs as well as a decrease in the sales base at Mrs. Giles Country Kitchens and Hickory Specialties.

Other Operating Expenses
       Approximately 90% of other operating expenses were in the restaurant segment; the most significant components of which were advertising, utilities, repair and maintenance, restaurant supplies and taxes (other than income taxes). Consolidated other operating expenses were 14.1%, 13.3% and 13.1% of sales in 1996, 1995 and 1994, respectively. The increases were due mostly to an increase in restaurant advertising expenses. Operating expenses were also negatively impacted by increases in utilities expense and repair and maintenance expense in the restaurant segment.

Selling, General and Administrative Expenses
        As a percentage of sales, consolidated selling, general and administrative expenses were 12.7%, 12.8% and 12.2% in 1996, 1995 and 1994, respectively. The most significant components of selling, general and administrative expenses were wages and fringe benefits and food products segment promotional expenses. The increase in 1995 compared to 1994 was mainly the result of increased management training expenses needed to support increased restaurant openings.

Taxes
        The effective federal and state income tax rates were 37.5%, 38.4% and 37.0% in 1996, 1995 and 1994, respectively. The decrease in 1996 was attributable to the significant decrease in pre-tax income of $40.1 million, or 46%, and decreases in state taxes. The increase in 1995 was due mostly to an increase in state taxes. In fiscal 1997, the effective tax rate is expected to approximate 37.5%.

Liquidity and Capital Resources
      Cash generated from both the restaurant and food products segments has been used as the main source of funds for working capital and capital expenditure requirements. Cash and cash equivalents totaled $14.4 million at April 26, 1996, and $10.5 million at April 28, 1995. Dividends paid represented 45.3% of net income in 1996 and 22.5% of net income in 1995.

      Bank lines of credit were used for liquidity needs and capital expansion during fiscal year 1996. At April 26, 1996, $59.7 million was outstanding under such arrangements. The bank lines of credit available were increased to $124.4 million during 1996 (compared to $63.0 million at the end of fiscal
1995) to meet liquidity and capital resource requirements anticipated because of increased restaurant expansion. The company believes that the funds needed for capital expenditures and working capital during 1997 will be generated internally and from available bank lines of credit. Longer-term financing alternatives will be evaluated by the company, especially in the event of acquisitions.

      At April 26, 1996, the company had contractual commitments for restaurant construction, plant equipment additions and land purchases of approximately $10.0 million. Capital expenditures for 1997 are expected to approximate $63.0 million and depreciation and amortization expenses are expected to approximate $30.0 million. The company plans to build approximately 25 to 30 restaurants in fiscal year 1997, as well as upgrade various properties, plants and equipment in both segments.

================================================================================

================================================================================
Management's Outlook
Bob Evans Farms, Inc. and Subsidiaries



      Management is unaware of any material events or uncertainties that would cause the reported financial information not to be indicative of future operating results. However, various degrees of business risks are present in both operating segments.

      The restaurant segment is continually impacted by an intensely competitive environment. Competition from quick-service restaurants and casual dining restaurants as well as the family style category in which traditional Bob Evans Restaurants and "small-town" Bob Evans Restaurants operate has been greater than ever. Increased numbers of restaurants, in all categories, have provided more options for the consumer and have tended to suppress the industry's same-store sales. Same-store sales for Bob Evans Restaurants decreased 1.8% in fiscal 1996. This impact on sales and corresponding profit margins is significant. Continued sales declines in the future would put continued pressure on restaurant profit margins. To combat same-store sales declines, the company has begun initiatives with menu development, improved service steps and a fresh advertising approach.

      Management is continually evaluating all restaurants and restaurant concepts for under-performing restaurants or restaurant concepts. In fiscal 1996, the company closed one restaurant. Depending on profitability, as well as changes in market conditions, the company may close other restaurants in fiscal 1997. In May 1996, four restaurants were closed due to less-than-desired performance.

      Competition for qualified labor was intense in 1996, and is expected to continue in fiscal 1997, as unemployment remains historically low in most of the company's marketing area. Increases in the federally mandated minimum wage base will tend to increase restaurant labor costs and correspondingly decrease operating margins.

      Plans are to add approximately 25 to 30 new restaurants in 1997. This projected growth will be slower than the 37 restaurants and 44 restaurants opened in fiscal 1996 and fiscal 1995, respectively. Availability of sites and weather conditions add uncertainty to restaurant expansion.

      In the food products segment, uncertainties in fiscal 1997 include the cyclical nature of the live hog market and its effect on profitability as well as consumer acceptance of new items. Planned product introductions and expansions in fiscal 1997 include a continued roll-out of frozen dinner rolls and biscuits, various sausage products and a line of frozen dinner entrees, scheduled for test marketing in the fall of 1996.

      Various risks and uncertainties are present in both operating segments. Food safety is an issue of top priority: risk of food contamination is an exposure at the company's restaurants and with its food products. Continued emphasis with quality control programs, such as the HACCP (Hazard Analysis of Critical Control Points) program, limits the company's exposure. Increased governmental initiatives at the local, state and federal level tend to increase costs and present challenges to management in both segments of the business. Other uncertainties, such as the general economy, weather and consumers' changing life-styles and eating habits impose various degrees of risk on our business.

Safe Harbor Statement Under the Private  Securities  Litigation  Reform Act of
1995
     The statements contained in this report which are not historical in fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for 1997 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Outlook," as well as other assumptions, risks, uncertainties and factors previously disclosed in this report and the company's securities filings.