Form 10-K, Exhibit 13
period 2002-04-26
EVANS BOB FARMS INC
filed 2002-07-23
CIK 33769

                                                                      Exhibit 13


CONSOLIDATED FINANCIAL REVIEW
BOB EVANS FARMS, INC. AND SUBSIDIARIES
Dollars and shares in thousands, except per share amounts

                                                          2002*           2001          2000         1999         1998
---------------------------------------------------- ------------- --------------- ------------- ------------ ------------
OPERATING RESULTS
Net sales                                             $1,061,846      $1,007,508     $ 947,919     $946,984     $871,628
Operating income                                         103,863          83,466        85,487       91,948       74,460
Income before income taxes                               100,836          78,714        83,954       91,374       72,521
Income taxes                                              33,154          27,943        31,061       33,808       26,833
Net income                                                67,682          50,771        52,893       57,566       45,688
Earnings per share of common stock:
   Basic                                                   $1.94           $1.45         $1.38        $1.40        $1.10
   Diluted                                                 $1.91           $1.44         $1.38        $1.39        $1.09

FINANCIAL POSITION
Working capital                                       $  (85,794)     $ (114,449)    $(129,475)    $(34,372)    $(40,870)
Property, plant and equipment - net                      648,179         603,063       546,594      493,369      485,949
Total assets                                             721,973         678,715       624,441      590,452      579,931
Debt:
   Short-term                                             31,750          69,965        99,295       25,000       39,420
   Long-term                                              32,333          36,000           431          833        1,223
Stockholders' equity                                     521,365         457,095       428,790      470,095      457,196

SUPPLEMENTAL INFORMATION FOR THE YEAR
Capital expenditures                                  $   97,006      $   99,807     $  96,867     $ 68,525     $ 47,801
Depreciation and amortization                         $   41,974      $   39,792     $  36,480     $ 35,386     $ 32,882
Weighted-average shares outstanding:
   Basic                                                  34,868          35,005        38,230       41,210       41,610
   Diluted                                                35,490          35,284        38,366       41,509       41,803
Cash dividends declared per share                          $0.39           $0.36         $0.36        $0.35        $0.32
Common stock market closing prices:
   High                                                   $31.18          $21.38        $22.06       $26.13       $22.19
   Low                                                    $15.69          $12.56        $12.06       $18.25       $13.13

SUPPLEMENTAL INFORMATION AT YEAR-END
Employees                                                 39,990          38,542        35,576       32,363       31,189
Stockholders                                              36,595          39,466        42,102       44,173       43,980
Market price per share at closing                         $29.59          $18.85        $13.06       $18.31       $20.25
Book value per share                                      $14.77          $13.13        $12.09       $11.67       $10.97


* Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

CONSOLIDATED BALANCE SHEETS
BOB EVANS FARMS, INC. AND SUBSIDIARIES
Dollars in thousands

                                                                                       APRIL 26, 2002    APRIL 27, 2001
                                                                                       --------------    --------------
ASSETS

CURRENT ASSETS
Cash and equivalents                                                                       $    7,934        $    1,787
Accounts receivable                                                                            11,629            13,620
Inventories                                                                                    15,252            16,970
Deferred income taxes                                                                           8,871             8,335
Prepaid expenses                                                                                1,016             2,964
                                                                                           ----------        ----------
   TOTAL CURRENT ASSETS                                                                        44,702            43,676

PROPERTY, PLANT AND EQUIPMENT
Land                                                                                          202,198           182,421
Buildings and improvements                                                                    518,011           474,754
Machinery and equipment                                                                       249,441           245,386
Construction in progress                                                                        2,193             3,216
                                                                                           ----------        ----------
                                                                                              971,843           905,777
Less accumulated depreciation                                                                 323,664           302,714
                                                                                           ----------        ----------
   NET PROPERTY, PLANT AND EQUIPMENT                                                          648,179           603,063

OTHER ASSETS
Deposits and other                                                                              3,037             1,644
Long-term investments                                                                          12,196            11,077
Deferred income taxes                                                                          12,292            11,762
Goodwill and other intangible assets                                                            1,567             7,493
                                                                                           ----------        ----------
   TOTAL OTHER ASSETS                                                                          29,092            31,976
                                                                                           ----------        ----------
                                                                                           $  721,973        $  678,715
                                                                                           ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Line of credit                                                                             $   27,750        $   65,965
Current maturities of long-term debt                                                            4,000             4,000
Accounts payable                                                                               10,741             8,509
Dividends payable                                                                               3,529             3,132
Federal and state income taxes                                                                  9,329            12,616
Accrued wages and related liabilities                                                          19,804            16,220
Other accrued expenses                                                                         55,343            47,683
                                                                                           ----------        ----------
   TOTAL CURRENT LIABILITIES                                                                  130,496           158,125

LONG-TERM LIABILITIES
Deferred compensation                                                                           6,182             4,694
Deferred income taxes                                                                          31,597            22,801
Long-term debt                                                                                 32,333            36,000
                                                                                           ----------        ----------
   TOTAL LONG-TERM LIABILITIES                                                                 70,112            63,495

STOCKHOLDERS' EQUITY
Common stock, $.01 par value; authorized 100,000,000 shares;
     issued 42,638,118 shares in 2002 and 2001                                                    426               426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares
     in 2002 and 2001                                                                              60                60
Capital in excess of par value                                                                151,264           150,670
Retained earnings                                                                             498,522           444,476
Treasury stock, 7,343,596 shares in 2002 and 7,834,255 shares
   in 2001, at cost                                                                          (128,907)         (138,537)
                                                                                           ----------        ----------
   TOTAL STOCKHOLDERS' EQUITY                                                                 521,365           457,095
                                                                                           ----------        ----------
                                                                                           $  721,973        $  678,715
                                                                                           ==========        ==========

                                  See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS
OF INCOME
BOB EVANS FARMS, INC. AND SUBSIDIARIES
Dollars in thousands, except per share amounts

YEARS ENDED APRIL 26, 2002;
APRIL 27, 2001; AND APRIL 28, 2000                                                 2002              2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                      $1,061,846         $1,007,508          $947,919

   Cost of sales                                                                  300,433            292,902           274,388
   Operating wage and fringe benefit expenses                                     362,770            347,923           320,174
   Other operating expenses                                                       155,805            145,886           138,754
   Selling, general and administrative expenses                                    98,843             97,539            92,636
   Net (gain) on disposal of assets                                                (1,842)                 0                 0
   Depreciation and amortization expense                                           41,974             39,792            36,480
                                                                                  -------            -------          --------

OPERATING INCOME                                                                  103,863             83,466            85,487

   Net interest expense                                                             3,027              4,752             1,533
                                                                                  -------            -------          --------

INCOME BEFORE INCOME TAXES                                                        100,836             78,714            83,954

   Provisions for income taxes                                                     33,154             27,943            31,061
                                                                                  -------            -------          --------

NET INCOME                                                                     $   67,682         $   50,771          $ 52,893
                                                                                  =======            =======          ========

EARNINGS PER SHARE - BASIC                                                          $1.94              $1.45             $1.38
                                                                                    =====              =====             =====

EARNINGS PER SHARE - DILUTED                                                        $1.91              $1.44             $1.38
                                                                                    =====              =====             =====

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
BOB EVANS FARMS, INC. AND SUBSIDIARIES

Dollars in thousands

                                                                              CAPITAL
                                                   COMMON      PREFERRED     IN EXCESS      RETAINED      TREASURY
                                                    STOCK        STOCK      OF PAR VALUE    EARNINGS        STOCK         TOTAL
----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
Stockholders' Equity at 4/30/99                       $426          $60        $151,364     $366,924       $(48,679)       $470,095
----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
Net income                                                                                    52,893                         52,893
Dividends declared                                                                           (13,537)                       (13,537)
Treasury stock repurchased                                                                                  (82,228)        (82,228)
Treasury stock reissued under employee plans                                     (1,385)                      2,706           1,321
Stock options granted under employee plans                                          122                                         122
Tax reductions - employee plans                                                     124                                         124

----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
Stockholders' Equity at 4/28/00                        426           60         150,225      406,280       (128,201)        428,790
----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
Net income                                                                                    50,771                         50,771
Dividends declared                                                                           (12,575)                       (12,575)
Treasury stock repurchased                                                                                  (13,722)        (13,722)
Treasury stock reissued under employee plans                                       (261)                      3,386           3,125
Stock options granted under employee plans                                          390                                         390
Tax reductions - employee plans                                                     316                                         316

----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
Stockholders' Equity at 4/27/01                        426           60         150,670      444,476       (138,537)        457,095
----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
NET INCOME                                                                                    67,682                         67,682
DIVIDENDS DECLARED                                                                           (13,636)                       (13,636)
TREASURY STOCK REPURCHASED                                                                                   (5,749)         (5,749)
TREASURY STOCK REISSUED UNDER EMPLOYEE PLANS                                     (1,434)                     15,379          13,945
STOCK OPTIONS GRANTED UNDER EMPLOYEE PLANS                                          395                                         395
TAX REDUCTIONS - EMPLOYEE PLANS                                                   1,633                                       1,633

----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------
STOCKHOLDERS' EQUITY AT 4/26/02                       $426          $60        $151,264     $498,522      $(128,907)       $521,365
----------------------------------------------- ----------- ------------ --------------- ------------ -------------- ---------------

                                  See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS
OF CASH FLOWS
BOB EVANS FARMS, INC. AND SUBSIDIARIES
Dollars in thousands

YEARS ENDED APRIL 26, 2002;
APRIL 27, 2001; AND APRIL 28, 2000                                          2002                2001               2000
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                               $ 67,682            $ 50,771           $ 52,893
Adjustments to reconcile net income to net
          cash provided by operating activities:
    Depreciation and amortization                                          41,974              39,792             36,480
    Deferred compensation                                                   1,488                  78              3,426
    Deferred income taxes                                                   7,963               6,140             (2,844)
    Loss (gain) on sale of assets                                            (691)                248                (24)
    Loss on long-term investments                                             577               1,244                  0
    Compensation expense attributable to stock plans                        1,590               1,092                395
    Cash provided by (used for) current assets
          and current liabilities:
       Accounts receivable                                                   (105)                 31              3,385
       Inventories                                                            140                (514)            (2,157)
       Prepaid expenses                                                     1,838              (1,270)                 3
       Accounts payable                                                     2,531                (576)              (474)
       Federal and state income taxes                                      (1,654)              7,882              4,278
       Accrued wages and related liabilities                                3,724               1,369             (2,158)
       Other accrued expenses                                               7,289               5,152                711
                                                                         --------            --------            -------
          Net cash provided by operating activities                       134,346             111,439             93,914

Investing Activities:
Purchase of property, plant and equipment                                 (97,006)            (99,807)           (96,867)
Purchase of long-term investments                                          (2,135)             (1,352)            (3,483)
Proceeds from sale of property, plant
          and equipment                                                     2,594               2,677              6,903
Cash proceeds from divestiture                                             16,276                   0                  0
Other                                                                         192                (256)             2,117
                                                                         --------            --------            -------
          Net cash used in investing activities                           (80,079)            (98,738)           (91,330)

Financing Activities:
Cash dividends paid                                                       (13,239)            (12,633)           (13,973)
Purchase of treasury stock                                                 (5,749)            (13,722)           (82,228)
Line of credit                                                            (38,215)            (33,330)            74,295
Proceeds from issuance of long-term debt                                        0              40,000                  0
Principal payments on long-term debt                                       (3,667)               (431)              (402)
Proceeds from issuance of treasury stock                                   12,750               2,422              1,049
                                                                         --------            --------            -------
          Net cash used in financing activities                           (48,120)            (17,694)           (21,259)
                                                                         --------            --------            -------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                 6,147              (4,993)           (18,675)
CASH AND EQUIVALENTS AT THE BEGINNING OF THE YEAR                           1,787               6,780             25,455
                                                                         --------            --------            -------
CASH AND EQUIVALENTS AT THE END OF THE YEAR                              $  7,934            $  1,787             $6,780
                                                                         ========            ========            =======

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      DESCRIPTION OF BUSINESS: Bob Evans Farms, Inc. owns and operates 495 full-service, family restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. In October 2001, the company sold its liquid-smoke flavorings business (see Note C).
      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
      FISCAL YEAR: The company's fiscal year ends on the last Friday in April. References herein to 2002, 2001 and 2000 refer to fiscal years ended April 26, 2002; April 27, 2001; and April 28, 2000, respectively. All three fiscal years presented were comprised of 52 weeks.
      CASH EQUIVALENTS: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.
      INVENTORIES: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($11,197 in 2002 and $11,481 in 2001) and finished goods ($4,055 in 2002 and $5,489 in
2001).
      PROPERTY, PLANT AND EQUIPMENT: The company calculates depreciation on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in fiscal 1995. Depreciation on property placed in service prior to fiscal 1995 continues to be calculated principally on accelerated methods.
      LONG-TERM INVESTMENTS: Long-term investments include assets held under certain deferred compensation arrangements and investments in income tax credit limited partnerships. Assets held under certain deferred compensation arrangements represent the cash surrender value of company-owned life insurance policies. An offsetting liability for the amount of the cash surrender value is included in the deferred compensation liability on the balance sheet. Investments in income tax credit limited partnerships are recorded at amortized cost. The company amortizes the investments to the expected residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period.
      GOODWILL AND OTHER INTANGIBLE ASSETS: Intangible assets include goodwill ($1,567 in 2002 and $7,338 in 2001) and other intangible assets ($0 in 2002 and $155 in 2001). Goodwill (the cost in excess of net assets acquired) is amortized over 25 years using the straight-line method. The company uses the cash flow method to assess the recoverability of goodwill. Other intangible assets are amortized on a straight-line basis over their estimated useful lives (10 to 15 years). The expense associated with the amortization of intangible assets in 2002, 2001 and 2000 was $379; $666; and $684, respectively.
      FINANCIAL INSTRUMENTS: The fair values of the company's financial instruments approximate their carrying values at April 26, 2002, and April 27, 2001. The company does not use derivative financial instruments for speculative purposes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

      PRE-OPENING EXPENSES: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.
      ADVERTISING COSTS: The company expenses advertising costs as incurred. Advertising expense was $43,264; $43,488; and $41,548 in 2002, 2001 and 2000,
respectively.
      COST OF SALES: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment.
      COMPREHENSIVE INCOME: Comprehensive income is the same as reported net income.
      EARNINGS PER SHARE: Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share calculations reflect the assumed exercise and conversion of outstanding stock options.
      The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

                                       2002         2001         2000
                                   ------------ ------------ ------------
           Basic                        34,868       35,005       38,230
           Dilutive stock options          622          279          136
                                           ---          ---          ---
           Diluted                      35,490       35,284       38,366
                                        ======       ======       ======

      Options to purchase 1,002,000 and 1,048,000 shares of common stock in 2001 and 2000, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive. There were no anti-dilutive options in 2002.
      USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
      RECLASSIFICATIONS: Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 classification.
      EFFECT OF NEW ACCOUNTING STANDARDS: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after Dec. 15, 2001. Under this statement, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives.
      The company will apply SFAS No. 142 beginning in the first quarter of fiscal 2003. Application of the nonamortization provisions of the statement is expected to result in an increase in income before income taxes of $161 per year. Application of the impairment provisions of the statement is not expected to have a material effect on the company's operating results or financial position.
      In May 2000, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 00-14, Accounting for Certain Sales Incentives, which requires that certain sales incentives provided to customers be

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts classified in the consolidated statements of income as a reduction of sales. The company previously classified such incentives as promotional expenses within selling, general and administrative expenses. The company applied the consensus in fiscal 2002 and retroactively to all years presented. Previously reported net sales and selling, general and administrative expenses were reduced by approximately $16,306 and $16,704 in fiscal 2001 and fiscal 2000, respectively, in accordance with this accounting standard; operating income was unaffected.

NOTE B - LONG-TERM DEBT AND CREDIT ARRANGEMENTS
      In April 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 26, 2002, $36,333 was outstanding on this note.
      The company also has arrangements with certain banks from which it may borrow up to $90 million on a short-term basis. The arrangements are reviewed annually for renewal. At April 26, 2002, $27,750 was outstanding under these arrangements. During 2002 and 2001, respectively, the maximum amounts outstanding under these unsecured lines of credit were $73,265 and $114,480, and the average amounts outstanding were $51,172 and $103,959 with weighted-average interest rates of 3.72% and 6.75%. All interest paid on these arrangements is at floating rates.
      Interest costs of $1,536; $1,784; and $1,389 incurred in 2002, 2001 and 2000, respectively, were capitalized in connection with the company's construction activities.

NOTE C - DIVESTITURE AND NET GAIN ON DISPOSAL OF ASSETS
      In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951; $11,228; and $11,882 and operating income (loss) of $(39); $532; and $1,197 in 2002, 2001 and 2000, respectively, for the divested business.
      In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

NOTE D -- INCOME TAXES
      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 26, 2002, and April 27, 2001, were as follows:

                                                                                 APRIL 26, 2002     APRIL 27, 2001
                                                                                 --------------     --------------
         Deferred Tax Assets:
              Loss on impaired assets                                                $  7,546          $  7,546
              Self-insurance                                                            6,557             6,107
              Vacation pay                                                              1,221             1,173
              Stock compensation plans                                                  4,541             4,016
              Accrued bonus                                                               895               984
              Inventory and other                                                         403               271
                                                                                     --------          --------
              Total deferred tax assets                                                21,163            20,097

         Deferred Tax Liabilities:
              Accelerated depreciation/asset disposals                                 28,895            20,352
              Other                                                                     2,702             2,449
                                                                                     --------          --------
              Total deferred tax liabilities                                           31,597            22,801
                                                                                     --------          --------
                   NET DEFERRED TAX LIABILITIES                                      $ 10,434          $  2,704
                                                                                     ========          ========

      Significant components of the provisions for income taxes are as follows:

                                           2002           2001          2000
                                         --------       --------      --------
      Current:
           Federal                        $23,188        $19,771       $31,701
           State                            2,237          2,032         2,203
                                         --------       --------      --------
              Total Current                25,425         21,803        33,904
      Deferred, primarily federal           7,729          6,140        (2,843)
                                         --------      ---------      ---------
      TOTAL TAX PROVISIONS                $33,154        $27,943       $31,061
                                          =======        =======       =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

      The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                                2002         2001       2000
                                              --------     --------    -------

        Tax at statutory rate                 $35,292      $27,550     $29,384
        State income tax (net)                  1,585        1,321       1,432
        Nontaxable gain on divestiture         (1,167)           0           0
        Other                                  (2,556)        (928)        245
                                              --------     --------    -------

        PROVISIONS FOR INCOME TAXES           $33,154      $27,943     $31,061
                                              =======      =======     =======

      Taxes paid during 2002, 2001 and 2000 were $24,886; $13,751; and $28,390, respectively.

NOTE E -- STOCK-BASED COMPENSATION PLANS
      The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for 1) incentive stock options shall be the fair market value of the stock at the grant date and
2) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans provide that the option price shall be the fair market value of the stock at the grant date. Options may be granted for a period of up to five years under the 1989 plan and up to 10 years under all other plans.
      The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of stock options under the nonqualified stock option plan, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES . APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

      The following table summarizes option-related activity for the last three years:

                                              Shares           Price Range
                                             ---------      ------------------
             Outstanding, April 30, 1999     1,183,708      $6.56  to   $21.38
             -----------------------------------------------------------------
             Granted                           713,062       9.22  to    19.38
             Exercised                         (60,583)      9.13  to    20.50
             Canceled or expired              (144,842)      6.56  to    21.38
             -----------------------------------------------------------------
             Outstanding, April 28, 2000     1,691,345       6.56  to    21.38
             -----------------------------------------------------------------
             Granted                           927,048       6.78  to    14.44
             Exercised                        (175,681)      6.56  to    19.38
             Canceled or expired               (58,406)      6.56  to    21.38
             -----------------------------------------------------------------
             Outstanding, April 27, 2001     2,384,306       6.56  to    21.38
             -----------------------------------------------------------------
             GRANTED                           910,316       9.50  to    17.46
             EXERCISED                        (760,288)      6.56  to    21.38
             CANCELED OR EXPIRED               (70,767)      6.56  to    21.38
             -----------------------------------------------------------------
             OUTSTANDING, APRIL 26, 2002     2,463,567      $6.56  to   $21.38
             -----------------------------------------------------------------

      In addition to the outstanding options, 3,094,268 stock option shares were available for grant at April 26, 2002. The following table summarizes information regarding stock options outstanding at April 26, 2002:

                                                       Options Outstanding                           Options Exercisable
                                  -------------------------------------------------------   ----------------------------------
                                      Number          Weighted-Avg.        Weighted-Avg.        Number         Weighted-Avg.
                                    Outstanding         Remaining             Exercise        Exercisable        Exercise
Range of Exercise Prices            at 4/26/02       Contractual Life          Price          at 4/26/02           Price
--------------------------------  ---------------  --------------------  ----------------   --------------  ------------------
$  6.56  to   $13.99                   300,555            11.8                $ 9.13           118,626            $ 9.32
  14.00  to    14.99                   676,954             7.5                 14.44           138,935             14.44
  15.00  to    16.99                    73,028             4.9                 15.31            73,028             15.31
  17.00  to    18.99                   822,960             8.5                 17.46             8,320             17.46
  19.00  to    20.99                   466,288             6.7                 19.38           286,542             19.38
  21.00  to    21.38                   123,782             5.1                 21.38           109,306             21.38
$  6.56  to   $21.38                 2,463,567             8.0                $16.11           734,757            $16.69

      The company follows the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and as permitted under SFAS No. 123, applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options. Accordingly, no compensation expense has been recognized for the stock option plans when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recognized in income for stock options granted at less than fair market value in 2002, 2001 and 2000 was $395; $390; and $167, respectively. Had the company elected to recognize compensation expense by using the fair-value

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts method prescribed by SFAS No. 123, pro forma net income and earnings per share would be as follows:

                                                          2002               2001               2000
           --------------------------------------- ------------------ ------------------ ------------------
           NET INCOME
              As reported                               $67,682             $50,771            $52,893
              Pro forma                                  65,301              47,790             50,507

           EARNINGS PER SHARE - BASIC
              As reported                               $  1.94             $  1.45            $  1.38
              Pro forma                                    1.87                1.37               1.32

           EARNINGS PER SHARE - DILUTED
              As reported                               $  1.91             $  1.44            $  1.38
              Pro forma                                    1.85                1.36               1.32

           Note: the financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

      Reflected in these pro forma amounts are weighted-average fair values of options of $6.21, $5.77 and $7.28 in 2002, 2001 and 2000, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

                                                         2002               2001               2000
           --------------------------------------- ------------------ ------------------ ------------------
           Dividend yield                                      1.79%              2.05%              2.15%
           Expected volatility                                40.47%             39.00%             37.74%
           Risk-free interest rate                             4.85%              6.37%              5.98%
           Expected life (in years)                            4.8                6.1                5.9

      The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of up to an aggregate of 500,000 shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2002 and 2000, 39,405 and 113,104 shares, respectively, were awarded as part of the LTIP. No shares were awarded in 2001. Compensation expense attributable to the plan was $1,195 in 2002, $702 in 2001 and $301 in 2000.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

NOTE F -- OTHER COMPENSATION PLANS
      The company has a profit sharing plan that covers substantially all employees who have at least one year of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2002, 2001 and 2000 were $4,270; $3,773; and $3,278, respectively.
      In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.
      The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $769; $200; and $798 in 2002, 2001 and 2000, respectively.

NOTE G -- COMMITMENTS AND CONTINGENCIES
      At April 26, 2002, the company had contractual commitments approximating $36,292 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 26, 2002, the company also had commitments for future minimum payments on operating leases of approximately $2,500 per year for each of the next five years.
      The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

NOTE H -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 First Quarter           Second Quarter             Third Quarter            Fourth Quarter
                            2002         2001         2002         2001         2002        2001         2002         2001
                         ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
Net sales                   $267,461     $253,093     $271,094     $257,712    $262,767     $249,023     $260,524     $247,680
Gross profit                 190,651      179,447      193,326      182,697     188,837      176,296      188,599      176,166
Operating income              23,959       22,165       27,827       22,813      25,065       19,040       27,012       19,448
Net income                    15,044       13,425       18,836       14,021      16,256       11,473       17,546       11,852
Earnings per share:
   Basic                       $0.43        $0.38        $0.54        $0.40       $0.47        $0.33        $0.50        $0.34
   Diluted                      0.43         0.38         0.54         0.40        0.46         0.33         0.49         0.34
Common stock bid
  prices:
   High                       $19.39       $16.75       $22.73       $19.00      $28.70       $21.69       $31.80       $20.56
   Low                         16.76        12.44        15.05        15.44       18.37        17.00        25.70        16.43

Cash dividends declared         $.09         $.09         $.10         $.09        $.10         $.09         $.10         $.09

-     Gross profit represents net sales less cost of sales (materials).
-     Each fiscal quarter is comprised of a 13-week period.
- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol - BOBE), which is the principal market for the company's common stock.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
BOB EVANS FARMS, INC. AND SUBSIDIARIES - APRIL 26, 2002

Dollars in thousands unless otherwise noted, except per share amounts

- The number of stockholders of the company's common stock at June 12, 2002, was 37,218.
- Second quarter 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

NOTE I -- INDUSTRY SEGMENTS
      The company's operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.
      Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.
      Information on the company's industry segments is summarized as follows:


                                                                  2002                     2001                       2000
Sales
     Restaurant operations                                     $  870,257               $  805,957                  $750,851
     Food products                                                222,403                  231,625                   225,680
                                                               -------------------------------------------------------------
                                                                1,092,660                1,037,582                   976,531
     Intersegment sales of food products                          (30,814)                 (30,074)                  (28,612)
                                                               -------------------------------------------------------------
       TOTAL                                                   $1,061,846               $1,007,508                   947,919
                                                               =============================================================

Operating Income
     Restaurant operations                                     $   85,009               $   68,663                  $ 67,877
     Food products                                                 18,854                   14,803                    17,610
                                                               -------------------------------------------------------------
       TOTAL                                                   $  103,863               $   83,466                  $ 85,487
                                                               =============================================================

Depreciation and Amortization Expense
     Restaurant operations                                     $   35,060               $   32,634                  $ 29,165
     Food products                                                  6,914                    7,158                     7,315
                                                               -------------------------------------------------------------
       TOTAL                                                   $   41,974               $   39,792                  $ 36,480
                                                               =============================================================

Capital Expenditures
     Restaurant operations                                     $   88,267               $   93,554                  $ 91,006
     Food products                                                  8,739                    6,253                     5,861
                                                               -------------------------------------------------------------
       TOTAL                                                   $   97,006               $   99,807                  $ 96,867
                                                               =============================================================

Identifiable Assets
     Restaurant operations                                     $  626,318               $  574,430                  $519,168
     Food products                                                 60,713                   73,025                    75,311
                                                               -------------------------------------------------------------
                                                                  687,031                  647,455                   594,479
     General corporate assets                                      34,942                   31,260                    29,962
                                                               -------------------------------------------------------------
       TOTAL                                                   $  721,973               $  678,715                  $624,441
                                                               =============================================================

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

   We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 26, 2002, and April 27, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 26, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 26, 2002, and April 27, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 26, 2002, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Columbus, Ohio
May 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION BOB EVANS FARMS, INC. AND SUBSIDIARIES


         During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain comparisons of fiscal 2002 to fiscal 2001 have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002, 2001 and 2000 included net sales of $5.0 million, $11.2 million and $11.9 million, respectively, and operating income (loss) of $(39,000), $532,000 and $1.2 million, respectively, from HSI.
         References herein to 2002, 2001 and 2000 refer to fiscal years.

SALES

         Consolidated net sales for Bob Evans Farms, Inc. and subsidiaries increased $54.3 million, or 5.4%, in 2002. The 2002 increase was the net result of a $64.3 million increase in restaurant segment sales and a $10.0 million decrease in food products segment sales. Excluding HSI, consolidated net sales increased $60.6 million, or 6.1%, in 2002 compared to 2001. Net sales increased 6.3% in 2001 compared to 2000.
         Restaurant segment sales accounted for 82.0%, 80.0% and 79.2% of total sales in 2002, 2001 and 2000, respectively. The $64.3 million additional restaurant sales in 2002 represented an 8.0% increase over 2001 sales, which were 7.3% higher than 2000 sales. The increase in restaurant sales in 2002 was the result of a 3.2% increase in same-store sales as well as more restaurants in operation. The same-store sales increase, inclusive of an average menu price increase of 2.8%, reflected the continued trend of quarterly same-store sales gains for five years running. Same-store sales increased 2.6% in 2001 and 3.4% in 2000 (inclusive of average menu price increases of 3.3% and 2.3%, respectively). Average sales at core stores (those open at least two full fiscal years) were $1,875,000; $1,817,000; and $1,771,000 in 2002, 2001 and 2000,
respectively.
         Additional restaurant sales growth in 2002 was provided by an increase in the number of operating locations: 495 restaurants in operation at the end of 2002 versus 469 at the end of 2001. The 2002 openings included further expansion into existing markets for the company with an emphasis on South Carolina and Florida where three and four restaurants were opened, respectively. During 2002, the company closed one under-performing restaurant.
         The following chart summarizes the openings and closings during the last two years:

                                            BEGINNING           OPENED         CLOSED           ENDING
              ----------------------- ---------------- ---------------- -------------- ----------------
              FISCAL YEAR 2002
              First Quarter                       469                1              0             470
              Second Quarter                      470                4              1             473
              Third Quarter                       473                8              0             481
              Fourth Quarter                      481               14              0             495

              FISCAL YEAR 2001
              First Quarter                       441                3              1             443
              Second Quarter                      443                5              1             447
              Third Quarter                       447                7              0             454
              Fourth Quarter                      454               15              0             469

         An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2002. Carryout sales represented 5.4% of restaurant segment sales in 2002 compared to 4.9% and 4.1% in 2001 and 2000, respectively. Same-store carryout sales increased 13.9% in 2002. Another contributor to the restaurant sales increase in 2002 was retail merchandise sales. Although retail merchandise sales comprised only 1.7% of 2002 restaurant segment sales, total retail merchandise sales increased 38.0% in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION BOB EVANS FARMS, INC. AND SUBSIDIARIES

         Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The company has also updated the appearance of many of its restaurants, of which 10 were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept. The company is attempting to carve out a new market niche - "family casual" or "homestyle casual," which management believes offers the potential for increased sales and profit.
         Food products segment sales accounted for 18.0%, 20.0% and 20.8% of total sales in 2002, 2001 and 2000, respectively. Excluding HSI, food products segment sales decreased $3.7 million (1.9%) in 2002. This decrease was mostly the result of a 1% drop in the volume of sausage products sold (calculated using the same products in both periods and excluding new products). The decrease in comparable pound volume in 2002 was primarily due to a decline in Owens branded products, reflective of intense competitive pressures in the Owens marketing territory.
         Also contributing to the decline in food products sales in 2002 was a 56% decline in sales of salad products, which were virtually discontinued near the end of 2001.
         Food products segment sales increased $4.5 million (2.3%) in 2001 compared to 2000. This increase reflected additional sales provided by new products and higher sales prices, partially offset by a 3% decrease in pounds sold of comparable sausage products and a 36% decrease in salad product sales.

COST OF SALES

         Consolidated cost of sales (cost of materials) was 28.3%, 29.1% and 28.9% of sales in 2002, 2001 and 2000, respectively.
         In the restaurant segment, cost of sales (predominantly food cost) was 24.8%, 25.1% and 25.2% of sales in 2002, 2001 and 2000, respectively. The company attributed the improvement in 2002 to menu price increases as well as favorable purchase prices on certain ingredients and changes in product mix.
         Food products segment cost of sales was 44.1%, 44.9% and 43.4% of sales in 2002, 2001 and 2000, respectively. These results were reflective of changing hog costs, which averaged $37.84, $39.51 and $34.81 per hundredweight in 2002, 2001 and 2000, respectively. The 2002 average represented a 4.2% decrease compared to 2001, and the 2001 average represented a 13.5% increase compared to 2000. Hog costs were over $40 per hundredweight for nearly all of the first half of 2002 and stabilized in the $30 to $35 per hundredweight range in the second half of the year.

OPERATING WAGE AND FRINGE BENEFIT EXPENSES

         Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.2%, 34.5% and 33.8% of sales in 2002, 2001 and 2000, respectively.
         In the restaurant segment, operating wages were 38.8%, 40.0% and 39.3% of sales in 2002, 2001 and 2000, respectively. The improvement in 2002 was attributable to lower hourly wages and benefits partially offset by higher health insurance expense and restaurant management bonuses. The company launched several programs early in fiscal 2002 aimed at reducing employee-related expenses, including better scheduling, reduced overtime and changes in benefit programs. The increase in 2001 was primarily due to higher hourly and management wages that were impacted by unusually low national unemployment rates.
         In the food products segment, operating wages were 13.0%, 12.6% and 12.9% of sales in 2002, 2001 and 2000, respectively. Operating wages increased slightly when compared to 2001; however, the lower food products segment sales at Owens resulted in less leverage of the wage expense in 2002. The improvement in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION BOB EVANS FARMS, INC. AND SUBSIDIARIES

2001 was due to the fact that the increased food products sales were primarily the result of price increases and increased sales of purchased products rather than increased sales volume of manufactured product.

OTHER OPERATING EXPENSES

         More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2002; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than income taxes) and credit card processing fees. Consolidated operating expenses were 14.7%, 14.5% and 14.6% of sales in 2002, 2001 and 2000, respectively. The operating expenses increase in 2002 was the result of higher repair and maintenance and other operating expenses at Owens in the food products segment. Restaurant segment operating expense did not change appreciably in 2002. The decrease in 2001 was due to improved leverage of expenses (primarily advertising and taxes) in the restaurant segment, partially offset by higher utility costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         The most significant components of selling, general and administrative ("S,G & A") expenses were wages and fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 9.3%, 9.7% and 9.8% of sales in 2002, 2001 and 2000, respectively. Excluding HSI, S,G & A expenses were 9.2% versus 9.4% of sales in 2002 and 2001, respectively. The decrease in 2002 was the result of decreased food products segment advertising costs.

NET GAIN ON DISPOSAL OF ASSETS

         During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2001 or 2000.

TAXES

         Excluding the impact of the HSI divestiture, the effective federal and state income tax rates were 34.0%, 35.5% and 37.0% in 2002, 2001 and 2000, respectively. The lower effective tax rates in 2002 and 2001 reflected the impact of various state tax planning strategies.


LIQUIDITY AND CAPITAL RESOURCES

         Cash generated from both the restaurant and food products segments has been used as the main source of funds for working capital and capital expenditure requirements. Cash and equivalents totaled $7.9 million at April 26, 2002. Dividends paid represented 19.6% of net income in 2002 and 24.9% of net income in 2001.
         Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2002 and 2001. At April 26, 2002, $27.8 million was outstanding under such arrangements, and unused bank lines of credit available were $62.2 million. The unsecured revolving lines of credit are renewed annually.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION BOB EVANS FARMS, INC. AND SUBSIDIARIES

         In April 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 26, 2002, $36.3 million was outstanding on this note.
         The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2003 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.
         The company expects operating lease payments to approximate $2.5 million annually for the next five years. At the end of 2002, the company also had $9.6 million in standby letters of credit for self-insurance plans.
         At April 26, 2002, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $36.3 million. Total capital expenditures for 2003 are expected to approximate $97.0 million and depreciation and amortization expenses are expected to approximate $45.0 million. The company plans to open approximately 30 restaurants in fiscal 2003, as well as upgrade various property, plant and equipment in both segments.

CRITICAL ACCOUNTING POLICIES

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.
         The company is effectively self-insured for most workers' compensation, health care claims, general liability and automotive liability losses. The company records its insurance liabilities based on historical and industry trends, which are continually monitored, and accruals are adjusted when warranted by changing circumstances. Outside actuaries are used to assist in estimating casualty insurance obligations. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.
         Property, plant and equipment comprise nearly 90% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A of Notes to Consolidated Financial Statements). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.
         From time to time in the normal course of business, the company is subject to proceedings, lawsuits and other claims. Management assesses the potential liabilities related to any lawsuits or claims brought against the company. While it is typically very difficult to determine the timing and ultimate outcome of these actions, management uses its best judgment to determine if it is probable that the company will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the company may have made with respect to their resolution.

MANAGEMENT'S DISCUSSION OF RISK FACTORS
BOB EVANS FARMS, INC. AND SUBSIDIARIES


         Management believes that the current reported financial information is indicative of future operating results and is not aware of any material events or uncertainties that would indicate otherwise. However, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.
         Restaurant segment business risks include: competition, same-store sales, labor and fringe benefit expenses, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.
         The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. Same-store sales for Bob Evans Restaurants have improved for three years in a row: the increase was 3.2%, 2.6% and 3.4% in 2002, 2001 and 2000, respectively. The impact of same-store sales on overall sales and corresponding profit margins is significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In fiscal 2002, the company closed one restaurant. Depending on profitability, as well as changes in access, the company may close other restaurants in fiscal 2003.
         Competition for qualified labor was a challenge in 2001 with some easing in 2002. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.
         Natural gas prices rose significantly in the winter of fiscal 2001 but moderated in fiscal 2002. We expect higher prices in fiscal 2003. The company will closely monitor energy costs and evaluate all options carefully.
         Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for fiscal 2003 are to add approximately 30 new restaurants in comparison to 27 in 2002 and 30 in 2001.
         Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. In 2000, hog cost averages increased nearly 50% from just the second to the fourth quarter. In 2001, hog cost averages were relatively high in the first and fourth quarters, but were stable in the second and third quarters. In 2002, hog cost averages were relatively high in the first and second quarters, but decreased significantly in the third and fourth quarters. Trends at the beginning of fiscal 2003 lead management to believe that hog costs in 2003 may remain comparable to those levels in the second half of 2002.
         Another uncertainty is the consumer acceptance of new items. Some of the planned product introductions in fiscal 2003 include Wildfire pulled pork and beef brisket, Brunch Bowls, precooked grilling items and sour cream and chives mashed potatoes.
         The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------
The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2003 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors," as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.