Form 10-K, Exhibit 13
period 2003-04-25
EVANS BOB FARMS INC
filed 2003-07-22
CIK 33769

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13


CONSOLIDATED FINANCIAL REVIEW

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

                                           2003            2002*           2001            2000            1999
-------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                              $  1,091,337    $  1,061,846    $  1,007,508    $    947,919    $    946,984
Operating income                            117,133         103,863          83,466          85,487          91,948
Income before income taxes                  115,503         100,836          78,714          83,954          91,374
Income taxes                                 40,426          33,154          27,943          31,061          33,808
Net income                                   75,077          67,682          50,771          52,893          57,566
Earnings per share of common stock:
  Basic                                $       2.13    $       1.94    $       1.45    $       1.38    $       1.40
  Diluted                              $       2.10    $       1.91    $       1.44    $       1.38    $       1.39

Financial Position
Working capital                        $    (93,607)   $    (85,794)   $   (114,449)   $   (129,475)   $    (34,372)
Property, plant and equipment - net         704,442         648,179         603,063         546,594         493,369
Total assets                                784,591         721,973         678,715         624,441         590,452
Debt:
  Short-term                                 36,255          31,750          69,965          99,295          25,000
  Long-term                                  28,333          32,333          36,000             431             833
Stockholders' equity                        560,919         521,365         457,095         428,790         470,095

Supplemental Information
for the Year
Capital expenditures                   $    106,268    $     97,006    $     99,807    $     96,867    $     68,525
Depreciation and amortization          $     44,150    $     41,974    $     39,792    $     36,480    $     35,386
Weighted-average shares outstanding:
  Basic                                      35,203          34,868          35,005          38,230          41,210
  Diluted                                    35,813          35,490          35,284          38,366          41,509
Cash dividends declared per share      $       0.44    $       0.39    $       0.36    $       0.36    $       0.35
Common stock market closing prices:
  High                                 $      32.87    $      31.18    $      21.38    $      22.06    $      26.13
  Low                                  $      21.22    $      15.69    $      12.56    $      12.06    $      18.25

Supplemental Information
at Year-End
Employees                                    40,446          39,990          38,542          35,576          32,363
Stockholders                                 36,977          36,595          39,466          42,102          44,173
Market price per share at closing      $      24.91    $      29.59    $      18.85    $      13.06    $      18.31
Book value per share                   $      16.26    $      14.77    $      13.13    $      12.09    $      11.67

* Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

CONSOLIDATED BALANCE SHEETS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                                April 25, 2003  April 26, 2002
--------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and equivalents                                                          $      9,066    $      7,934
   Accounts receivable                                                                 11,115          11,629
   Inventories                                                                         16,872          15,252
   Deferred income taxes                                                                8,914           8,871
   Prepaid expenses                                                                     1,975           1,016
                                                                                 ----------------------------
      Total Current Assets                                                             47,942          44,702

Property, Plant and Equipment
   Land                                                                               225,812         202,198
   Buildings and improvements                                                         561,243         518,011
   Machinery and equipment                                                            256,203         249,441
   Construction in progress                                                             3,557           2,193
                                                                                 ----------------------------
                                                                                    1,046,815         971,843
   Less accumulated depreciation                                                      342,373         323,664
                                                                                 ----------------------------
      Net Property, Plant and Equipment                                               704,442         648,179

Other Assets
   Deposits and other                                                                   3,112           3,037
   Long-term investments                                                               14,306          12,196
   Deferred income taxes                                                               13,222          12,292
   Goodwill                                                                             1,567           1,567
                                                                                 ----------------------------
      Total Other Assets                                                               32,207          29,092
                                                                                 ----------------------------
                                                                                 $    784,591    $    721,973
                                                                                 ============================

Liabilities and Stockholders' Equity
Current Liabilities
   Line of credit                                                                $     32,255    $     27,750
   Current maturities of long-term debt                                                 4,000           4,000
   Accounts payable                                                                    10,374          10,741
   Dividends payable                                                                    3,794           3,529
   Federal and state income taxes                                                      10,720           9,329
   Accrued wages and related liabilities                                               18,834          19,804
   Self insurance                                                                      19,241          17,722
   Other accrued expenses                                                              42,331          37,621
                                                                                 ----------------------------
      Total Current Liabilities                                                       141,549         130,496

Long-Term Liabilities
   Deferred compensation                                                                8,554           6,182
   Deferred income taxes                                                               45,236          31,597
   Long-term debt                                                                      28,333          32,333
                                                                                 ----------------------------
      Total Long-Term Liabilities                                                      82,123          70,112

Stockholders' Equity
   Common stock, $.01 par value; authorized 100,000,000 shares;
      issued 42,638,118 shares in 2003 and 2002                                           426             426
   Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares
      in 2003 and 2002                                                                     60              60
   Capital in excess of par value                                                     150,253         151,264
   Retained earnings                                                                  558,147         498,522
   Treasury stock, 8,144,025 shares in 2003 and 7,343,596 shares
      in 2002, at cost                                                               (147,967)       (128,907)
                                                                                 ----------------------------
      Total Stockholders' Equity                                                      560,919         521,365
                                                                                 ----------------------------
                                                                                 $    784,591    $    721,973
                                                                                 ============================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 25, 2003; April 26, 2002; and April 27, 2001       2003           2002            2001
------------------------------------------------------------------------------------------------------------
Net Sales                                                        $  1,091,337   $  1,061,846    $  1,007,508

   Cost of sales                                                      289,726        300,433         292,902
   Operating wage and fringe benefit expenses                         379,875        362,770         347,923
   Other operating expenses                                           162,167        155,805         145,886
   Selling, general and administrative expenses                        98,286         98,843          97,539
   Net (gain) on sale of business and disposal of assets                    0         (1,842)              0
   Depreciation and amortization expense                               44,150         41,974          39,792
                                                                 -------------------------------------------

Operating Income                                                      117,133        103,863          83,466

   Net interest expense                                                 1,630          3,027           4,752
                                                                 -------------------------------------------
Income Before Income Taxes                                            115,503        100,836          78,714

   Provisions For Income Taxes                                         40,426         33,154          27,943
                                                                 -------------------------------------------
Net Income                                                       $     75,077   $     67,682    $     50,771
                                                                 ===========================================
Earnings Per Share - Basic                                       $       2.13   $       1.94    $       1.45
                                                                 ===========================================
Earnings Per Share - Diluted                                     $       2.10   $       1.91    $       1.44
                                                                 ===========================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                         Capital
                                                  Common   Preferred    in Excess      Retained     Treasury
                                                   Stock     Stock     of Par Value    Earnings       Stock      Total
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity at 4/28/00                   $  426    $   60      $  150,225     $406,280    $ (128,201)  $428,790
------------------------------------------------------------------------------------------------------------------------
Net income                                                                               50,771                   50,771
Dividends declared                                                                      (12,575)                 (12,575)
Treasury stock repurchased                                                                            (13,722)   (13,722)
Treasury stock reissued under employee plans                                  (261)                     3,386      3,125
Stock options granted under employee plans                                     390                                   390
Tax reductions - employee plans                                                316                                   316
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity at 4/27/01                      426        60         150,670      444,476      (138,537)   457,095
------------------------------------------------------------------------------------------------------------------------
Net income                                                                               67,682                   67,682
Dividends declared                                                                      (13,636)                 (13,636)
Treasury stock repurchased                                                                             (5,749)    (5,749)
Treasury stock reissued under employee plans                                (1,434)                    15,379     13,945
Stock options granted under employee plans                                     395                                   395
Tax reductions - employee plans                                              1,633                                 1,633
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity at 4/26/02                      426        60         151,264      498,522      (128,907)   521,365
------------------------------------------------------------------------------------------------------------------------
Net income                                                                               75,077                   75,077
Dividends declared                                                                      (15,452)                 (15,452)
Treasury stock repurchased                                                                            (30,024)   (30,024)
Treasury stock reissued under employee plans                                (3,084)                    10,964      7,880
Stock options granted under employee plans                                     229                                   229
Tax reductions - employee plans                                              1,844                                 1,844

Stockholders' Equity at 4/25/03                   $  426    $   60      $  150,253     $558,147    $ (147,967)  $560,919

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 25, 2003; April 26, 2002; and April 27, 2001          2003            2002            2001
-------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                       $     75,077    $     67,682    $     50,771
Adjustments to reconcile net income to net
      cash provided by operating activities:
   Depreciation and amortization                                       44,150          41,974          39,792
   Deferred compensation                                                2,372           1,488              78
   Deferred income taxes                                               12,666           7,963           6,140
   Loss (gain) on sale of assets                                        1,349            (691)            248
   Loss on long-term investments                                        1,738             577           1,244
   Compensation expense attributable to stock plans                     1,488           1,590           1,092
   Cash provided by (used for) current assets
      and current liabilities:
    Accounts receivable                                                   514            (105)             31
    Inventories                                                        (1,620)            140            (514)
    Prepaid expenses                                                     (959)          1,838          (1,270)
    Accounts payable                                                     (367)          2,531            (576)
    Federal and state income taxes                                      3,235          (1,654)          7,882
    Accrued wages and related liabilities                                (970)          3,724           1,369
    Self insurance                                                      1,519           1,181            (152)
    Other accrued expenses                                              4,710           6,108           5,304
                                                                 --------------------------------------------
     Net cash provided by operating activities                        144,902         134,346         111,439

Investing Activities:
Purchase of property, plant and equipment                            (106,268)        (97,006)        (99,807)
Purchase of long-term investments                                      (4,282)         (2,135)         (1,352)
Proceeds from sale of property, plant
      and equipment                                                     4,940           2,594           2,677
Cash proceeds from divestiture                                              0          16,276               0
Other                                                                     (75)            192            (256)
                                                                 --------------------------------------------
      Net cash used in investing activities                          (105,685)        (80,079)        (98,738)

Financing Activities:
Cash dividends paid                                                   (15,187)        (13,239)        (12,633)
Purchase of treasury stock                                            (30,024)         (5,749)        (13,722)
Line of credit                                                          4,505         (38,215)        (33,330)
Proceeds from issuance of long-term debt                                    0               0          40,000
Principal payments on long-term debt                                   (4,000)         (3,667)           (431)
Proceeds from issuance of treasury stock                                6,621          12,750           2,422
                                                                 --------------------------------------------
      Net cash used in financing activities                           (38,085)        (48,120)        (17,694)
                                                                 --------------------------------------------
Increase (decrease) in cash and equivalents                             1,132           6,147          (4,993)
Cash and equivalents at the beginning of the year                       7,934           1,787           6,780
                                                                 --------------------------------------------
Cash and equivalents at the end of the year                      $      9,066    $      7,934    $      1,787
                                                                 ============================================

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries - April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note A - Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS: Bob Evans Farms, Inc. owns and operates 523 full-service, family restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. In October 2001, the company sold its liquid-smoke flavorings business (see Note C).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The company's fiscal year ends on the last Friday in April. References herein to 2003, 2002 and 2001 refer to fiscal years ended April 25, 2003; April 26, 2002; and April 27, 2001, respectively. All three fiscal years presented were comprised of 52 weeks.

REVENUE RECOGNITION: The company recognizes revenue in its restaurant segment at the point of sale. Revenue in its food products segment is generally recognized when products are delivered to the retailer.

CASH EQUIVALENTS: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.

INVENTORIES: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($12,475 in 2003 and $11,197 in 2002) and finished goods ($4,397 in 2003 and $4,055 in 2002).

PROPERTY, PLANT AND EQUIPMENT: The company calculates depreciation on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in 1995. Depreciation on property placed in service prior to 1995 continues to be calculated principally on accelerated methods.

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

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill, which represents the cost in excess of net assets acquired, was $1,567 in 2003 and 2002. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, states that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to an annual impairment test in accordance with the statement. As required by SFAS No. 142, the company completed the transitional impairment test of goodwill as of April 26, 2002, and concluded that no impairment existed. The company has selected the end of the fourth quarter as the date on which to perform its ongoing annual impairment test. The 2003 test indicated no goodwill impairment. Goodwill amortization expense was $319 and $511 ($211 and $330 net of income taxes) in 2002 and 2001, respectively. The following table illustrates the effect on net income and earnings per share if the company had excluded such goodwill amortization in 2002 and 2001:

                                 2003         2002         2001
------------------------------------------------------------------
Net Income
  As reported                 $   75,077   $   67,682   $   50,771
  Pro forma, excluding
  goodwill amortization       $   75,077   $   67,893   $   51,101

Earnings Per Share
  - Basic
  As reported                 $     2.13   $     1.94   $     1.45
  Pro forma, excluding
  goodwill amortization       $     2.13   $     1.95   $     1.46

Earnings Per Share
  - Diluted
  As reported                 $     2.10   $     1.91   $     1.44
  Pro forma, excluding
  goodwill amortization       $     2.10   $     1.91   $     1.45
------------------------------------------------------------------

         The company did not have any other intangible assets as of the end of 2003 or 2002. Amortization expense of other intangible assets in 2002 and 2001 was $60 and $155, respectively.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries - April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

FINANCIAL INSTRUMENTS: The fair values of the company's financial instruments approximate their carrying values at April 25, 2003, and April 26, 2002. The company does not use derivative financial instruments for speculative purposes.

PRE-OPENING EXPENSES: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

ADVERTISING COSTS: The company expenses advertising costs as incurred. Advertising expense was $43,602; $43,264; and $43,488 in 2003, 2002 and 2001,
respectively.

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

         The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

                                2003        2002      2001
-----------------------------------------------------------
Basic                          35,203      34,868    35,005
Dilutive stock options            610         622       279
                               ----------------------------
Diluted                        35,813      35,490    35,284
                               ============================
-----------------------------------------------------------

         Options to purchase 653,571; 0; and 1,002,000 shares of common stock in 2003, 2002 and 2001, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

RECLASSIFICATIONS: Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 classification.

STOCK-BASED EMPLOYEE COMPENSATION: At April 25, 2003, the company had various stock-based employee compensation plans that are described more fully in Note E. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value in 2003, 2002 and 2001 was $229; $395; and $390, respectively.

         The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                 2003         2002         2001
------------------------------------------------------------------
Net Income, as reported       $   75,077   $   67,682   $   50,771

Add: Stock-based
employee compensation
cost, net of related tax
effects, included in
reported net income                  149          261          252

Deduct: Stock-based
employee compensation
cost, net of related tax
effects, determined under
the fair value method for
all awards                        (4,162)      (2,642)      (3,233)
                              ----------   ----------   ----------
Net Income, Pro forma         $   71,064   $   65,301   $   47,790
                              ==========   ==========   ==========
Earnings Per Share
  - Basic
  As reported                 $     2.13   $     1.94   $     1.45
  Pro forma                   $     2.02   $     1.87   $     1.37

Earnings Per Share
  - Diluted
  As reported                 $     2.10   $     1.91   $     1.44
  Pro forma                   $     1.99   $     1.85   $     1.36
------------------------------------------------------------------

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries - April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

         Reflected in these pro forma amounts are weighted-average fair values of options of $10.16; $6.21; and $5.77 in 2003, 2002 and 2001, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

                                 2003        2002      2001
-----------------------------------------------------------
Dividend yield                   1.72%       1.79%     2.05%
Expected volatility             41.25%      40.47%    39.00%
Risk-free interest rate          3.96%       4.85%     6.37%
Expected life (in years)          4.1         4.8       6.1
-----------------------------------------------------------

EFFECT OF NEW ACCOUNTING STANDARDS: The Emerging Issues Task Force (EITF) has reached consensus on EITF Issue No. 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. Issue No. 02-16 requires that certain cash consideration (rebates) received by a customer from a vendor be classified in the customer's consolidated statements of income as a reduction of cost of sales. The consensus is required to be applied to new arrangements entered into after Dec. 31, 2002. Had Issue No. 02-16 been applicable for all years presented, cost of sales would be reduced by $2,749; $2,104; and $1,988 in 2003, 2002 and 2001, respectively, with a corresponding increase to other operating expenses. Operating income would be unaffected.

Note B - Long-Term Debt and Credit Arrangements

         In April 2001, the company issued a $40,000 unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 25, 2003, $32,333 was outstanding on this note.

         The company also has arrangements with certain banks from which it may borrow up to $70,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 25, 2003, $32,255 was outstanding under these arrangements. During 2003 and 2002, respectively, the maximum amounts outstanding under these unsecured lines of credit were $34,415 and $73,265, and the average amounts outstanding were $19,543 and $51,172 with weighted-average interest rates of 2.17% and 3.72%. All interest paid on these arrangements is at floating rates.

         Interest costs of $1,335; $1,536; and $1,784 incurred in 2003, 2002 and 2001, respectively, were capitalized in connection with the company's construction activities.

Note C - Divestiture and Net Gain on Disposal of Assets

         In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951 and $11,228 and operating income
(loss) of $(39) and $532 in 2002 and 2001, respectively, for the divested business.

         In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries - April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note D - Income Taxes

         Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 25, 2003, and April 26, 2002, were as follows:

                                                                                            April 25, 2003  April 26, 2002
--------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Loss on impaired assets                                                                      $  7,546        $  7,546
  Self-insurance                                                                                  7,119           6,557
  Vacation pay                                                                                    1,303           1,221
  Stock compensation plans                                                                        5,463           4,541
  Accrued bonus                                                                                     445             895
  Inventory and other                                                                               260             403
                                                                                            ---------------------------
  Total deferred tax assets                                                                      22,136          21,163

Deferred tax liabilities:
  Accelerated depreciation/asset disposals                                                       43,494          28,895
  Other                                                                                           1,742           2,702
                                                                                            ---------------------------
  Total deferred tax liabilities                                                                 45,236          31,597
                                                                                            ---------------------------
  Net deferred tax liabilities                                                                 $ 23,100        $ 10,434
                                                                                            ===========================

Significant components of the provisions for income taxes are as follows:

                                                                            2003                 2002            2001
                                                                          ---------------------------------------------
Current:
  Federal                                                                 $ 25,080             $ 23,188        $ 19,771
  State                                                                      2,680                2,237           2,032
                                                                          ---------------------------------------------
  Total current                                                             27,760               25,425          21,803
Deferred, primarily federal                                                 12,666                7,729           6,140
                                                                          ---------------------------------------------
  Total tax provisions                                                    $ 40,426             $ 33,154        $ 27,943
                                                                          =============================================

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                                                            2003                 2002            2001
                                                                          ---------------------------------------------
Tax at statutory rate                                                     $ 40,426             $ 35,292        $ 27,550
State income tax (net)                                                       1,743                1,585           1,321
Nontaxable gain on divestiture                                                   0               (1,167)              0
Other                                                                       (1,743)              (2,556)           (928)
                                                                          ---------------------------------------------
  Provisions for income taxes                                             $ 40,426             $ 33,154        $ 27,943
                                                                          =============================================

Taxes paid during 2003, 2002 and 2001 were $22,383; $24,886; and $13,751, respectively.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries - April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note E - Stock-Based Compensation Plans

         The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) non-qualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

         The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of nonqualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock.

         Options granted under the SERP expire five years after the earlier of the date the recipient attains age 65 or dies. All other options may be granted for a period of up to five years under the 1989 plan and up to 10 years under the other plans.

         The following table summarizes option-related activity for the last three years:

                                    Shares          Price Range
-------------------------------------------------------------------
Outstanding, April 28, 2000       1,691,345    $ 6.56   to   $21.38
-------------------------------------------------------------------
Granted                             927,048      6.78   to    14.44
Exercised                          (175,681)     6.56   to    19.38
Canceled or expired                 (58,406)     6.56   to    21.38
-------------------------------------------------------------------
Outstanding, April 27, 2001       2,384,306      6.56   to    21.38
-------------------------------------------------------------------
Granted                             910,316      9.50   to    17.46
Exercised                          (760,288)     6.56   to    21.38
Canceled or expired                 (70,767)     6.56   to    21.38
-------------------------------------------------------------------
Outstanding, April 26, 2002       2,463,567      6.56   to    21.38
-------------------------------------------------------------------
Granted                             744,715     14.91   to    31.16
Exercised                          (381,482)     8.69   to    31.16
Canceled or expired                 (41,419)    14.44   to    31.16
-------------------------------------------------------------------
Outstanding, April 25, 2003       2,785,381    $ 6.56   to   $31.16
-------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

         In addition to the outstanding options, 2,390,498 stock option shares were available for grant at April 25,2003. The following table summarizes information regarding stock options outstanding at April 25, 2003:

                                       Options Outstanding                  Options Exercisable
                          --------------------------------------------  --------------------------
                             Number       Weighted-Avg.  Weighted-Avg.    Number     Weighted-Avg.
                          Outstanding      Remaining       Exercise     Exercisable    Exercise
Range of Exercise Prices  at 4/25/03   Contractual Life     Price       at 4/25/03      Price
==================================================================================================
   $ 6.56 to $13.99         293,565          10.9           $ 9.13         137,092      $ 9.20
    14.00 to  14.49         518,280           6.6            14.44         259,918       14.44
    14.50 to  16.99          77,908           6.7            15.23          62,961       15.31
    17.00 to  18.99         721,282           7.6            17.46         198,861       17.46
    19.00 to  20.99         377,808           5.8            19.38         364,448       19.38
    21.00 to  30.99          88,399           4.8            21.38          88,399       21.38
    31.00 to  31.16         708,139           8.3            31.16          29,391       31.16

   $ 6.56 to $31.16       2,785,381           7.6           $19.83       1,141,070      $16.93

         The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met, at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2003 and 2002, 83,949 and 39,405 shares, respectively were awarded as part of the LTIP. No shares were awarded in 2001. Compensation expense attributable to the plan was $1,259 in 2003, $1,195 in 2002 and $702 in 2001.

Note F - Other Compensation Plans

         The company has a profit sharing plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2003, 2002 and 2001 were $3,833; $4,270; and $3,773, respectively.

         In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.

         The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $2,398; $769; and $200 in 2003, 2002 and 2001, respectively.

Note G - Commitments and Contingencies

         At April 25, 2003, the company had contractual commitments approximating $48,540 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 25, 2003, the company also had commitments for future minimum payments on operating leases of approximately $2,500 per year for each of the next five years. The company had 61 and 58 leased restaurant locations in 2003 and 2002, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

 Note H - Quarterly Financial Data (Unaudited)

                                    First Quarter          Second Quarter        Third Quarter          Fourth Quarter
                                  2003        2002        2003       2002       2003        2002       2003       2002
========================================================================================================================
Net sales                       $277,021    $267,461    $277,601   $271,094   $271,252    $262,767   $265,463   $260,524
Gross profit                     204,975     190,651     205,477    193,326    197,053     188,837    194,106    188,599
Operating income                  32,256      23,959      31,358     27,827     26,080      25,065     27,439     27,012
Net income                        20,624      15,044      20,078     18,836     16,733      16,256     17,642     17,546
Earnings per share:
  Basic                         $   0.58    $   0.43    $   0.57   $   0.54   $   0.48    $   0.47   $   0.51   $   0.50
  Diluted                           0.57        0.43        0.56       0.54       0.47        0.46       0.50       0.49
Common stock
  bid prices:
  High                          $  33.30    $  19.39    $  28.33   $  22.73   $  25.90    $  28.70   $  26.29   $  31.80
  Low                              23.09       16.76       21.65      15.05      21.75       18.37      21.18      25.70
Cash dividends declared         $   0.11    $   0.09    $   0.11   $   0.10   $   0.11    $   0.10   $   0.11   $   0.10

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

- The number of stockholders of the company's common stock at June 9, 2003, was 36,975.

- Second quarter 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note I -  Industry Segments

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

         Information on the company's industry segments is summarized as follows:

                                           2003            2002            2001
=================================================================================
Sales
  Restaurant operations                 $   902,345    $   870,257    $   805,957
  Food products                             219,820        222,403        231,625
                                        -----------    -----------    -----------
                                          1,122,165      1,092,660      1,037,582
  Intersegment sales of food products       (30,828)       (30,814)       (30,074)
                                        -----------    -----------    -----------
    Total                               $ 1,091,337    $ 1,061,846    $ 1,007,508
                                        ===========    ===========    ===========

Operating Income
  Restaurant operations                 $    92,896    $    85,009    $    68,663
  Food products                              24,237         18,854         14,803
                                        -----------    -----------    -----------
    Total                               $   117,133    $   103,863    $    83,466
                                        ===========    ===========    ===========

Depreciation and Amortization Expense
  Restaurant operations                 $    37,482    $    35,060    $    32,634
  Food products                               6,668          6,914          7,158
                                        -----------    -----------    -----------
    Total                               $    44,150    $    41,974    $    39,792
                                        ===========    ===========    ===========

Capital Expenditures
  Restaurant operations                 $    97,113    $    88,267    $    93,554
  Food products                               9,155          8,739          6,253
                                        -----------    -----------    -----------
    Total                               $   106,268    $    97,006    $    99,807
                                        ===========    ===========    ===========

Identifiable Assets
  Restaurant operations                 $   680,843    $   626,318    $   574,430
  Food products                              65,472         60,713         73,025
                                        -----------    -----------    -----------
                                            746,315        687,031        647,455
  General corporate assets                   38,276         34,942         31,260
                                        -----------    -----------    -----------
    Total                               $   784,591    $   721,973    $   678,715
                                        ===========    ===========    ===========

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

         We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 25, 2003, and April 26, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 25, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 25, 2003, and April 26, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 25, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
Columbus, Ohio
June 2, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

         During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain fiscal year comparisons have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002 included net sales of $5.0 million and an operating loss of $39,000 from HSI. Fiscal 2001 results included net sales of $11.2 million and operating income of $532,000 from HSI.

         References herein to 2004, 2003, 2002 and 2001 refer to fiscal years.

Sales

         Consolidated net sales for Bob Evans Farms, Inc. and subsidiaries increased $29.5 million, or 2.8%, in 2003. The 2003 increase was the net result of a $32.1 million increase in restaurant segment sales and a $2.6 million decrease in food products segment sales. Excluding HSI, consolidated net sales increased $34.5 million, or 3.3%, in 2003 compared to 2002. Net sales increased 5.4% (6.1% excluding HSI) in 2002 compared to 2001.

         Restaurant segment sales accounted for 82.7%, 82.0% and 80.0% of total sales in 2003, 2002 and 2001, respectively. The $32.1 million additional restaurant sales in 2003 represented a 3.7% increase over 2002 sales, which were 8.0% higher than 2001 sales. The increase in restaurant sales in 2003 was the result of more restaurants in operation, which was partially offset by a 1.4% decrease in same-store sales. The same-store sales decrease (including an average menu price increase of 2.8% in 2003) was due to lower customer traffic. The company attributed the decline mostly to severe winter weather and the overall economic environment. Same-store sales increased 3.2% in 2002 and 2.6% in 2001 (inclusive of average menu price increases of 2.8% and 3.3%, respectively).

         Additional restaurant sales growth in 2003 was provided by an increase in the number of operating locations: 523 restaurants in operation at the end of 2003 versus 495 at the end of 2002. The 2003 openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida and Maryland where four and three restaurants were opened, respectively. During 2003, one restaurant was closed.

         The following chart summarizes restaurant openings and closings during the last two years:

                       Beginning  Opened   Closed   Ending
==========================================================
Fiscal Year 2003
First Quarter             495        0        0       495
Second Quarter            495        4        0       499
Third Quarter             499        8        0       507
Fourth Quarter            507       17        1       523
==========================================================

Fiscal Year 2002
First Quarter             469        1        0       470
Second Quarter            470        4        1       473
Third Quarter             473        8        0       481
Fourth Quarter            481       14        0       495

         An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2003. Carryout sales represented 5.8% of restaurant segment sales in 2003 compared to 5.4% and 4.9% in 2002 and 2001, respectively. Same-store carryout sales increased 5.6% in 2003 on top of 13.9% in 2002. Retail merchandise sales comprised 1.7% of both 2003 and 2002 restaurant segment sales and remained relatively flat for the core stores (those open at least two full fiscal years).

         Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The company has also updated the appearance of many of its restaurants, of which eight were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept. The company is attempting to carve out a new market niche - "family casual" which management believes offers the potential for increased sales and profit.

         Food products segment sales accounted for 17.3%, 18.0% and 20.0% of total sales in 2003, 2002 and 2001, respectively. Food products segment sales decreased $2.6 million, or 1.4%, in 2003 versus 2002. Excluding HSI, food products segment sales increased $2.4 million, or 1.3%, in 2003. This sales increase was reflective of an increase in the volume of products sold partially offset by lower net prices charged by the company for its sausage products. The company experienced a 4.7% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding newer products). Including newer products, such as refrigerated potato products, and items other than sausage, volume increased 6.7% in 2003 versus 2002. The company was able to lower the net prices charged for sausage products in 2003 in response to lower hog costs (discussed below).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

         Food products segment sales decreased $9.9 million, or 4.9%, in 2002 compared to 2001. Excluding HSI, the decrease was $3.7 million, or 1.9%. This decrease was mostly the result of a 1% drop in the volume of sausage products sold (calculated using the same products in both periods and excluding new products). The decrease in comparable pound volume in 2002 was primarily due to a decline in Owens branded products, reflective of intense competitive pressures in the Owens marketing territory. Also contributing to the decline in food products sales in 2002 was a 56% decline in sales of salad products, which were virtually discontinued near the end of 2001.

Cost of Sales

         Consolidated cost of sales (cost of materials) was 26.5%, 28.3% and 29.1% of sales in 2003, 2002 and 2001, respectively.

         In the restaurant segment, cost of sales (predominantly food cost) was 23.9%, 24.8% and 25.1% of sales in 2003, 2002 and 2001, respectively. The company attributed the improvement in 2003 to a combination of lower commodity prices and a management initiative to take selected price increases on certain menu items and in certain geographical areas, based on extensive market research indicating that demand sensitivity was low.

         Food products segment cost of sales was 39.0%, 44.1% and 44.9% of sales in 2003, 2002 and 2001, respectively. These results were reflective of changing hog costs, which averaged $26.46, $37.84 and $39.51 per hundredweight in 2003, 2002 and 2001, respectively. The 2003 average represented a 30.1% decrease compared to 2002, and the 2002 average represented a 4.2% decrease compared to 2001. Hog costs dropped to their lowest level of 2003 in the second quarter when they averaged $22.50 per hundredweight. By the fourth quarter, hog costs rose to average $30.00 per hundredweight.

Operating Wage and Fringe Benefit Expenses

         Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.8%, 34.2% and 34.5% of sales in 2003, 2002 and 2001, respectively.

         In the restaurant segment, operating wages were 39.2%, 38.8% and 40.0% of sales in 2003, 2002 and 2001, respectively. The increase in 2003 was attributable mainly to higher management wages. The improvement in 2002 was attributable to lower hourly wages and benefits partially offset by higher health insurance expense and restaurant management bonuses. The company launched several programs early in 2002 aimed at reducing employee-related expenses, including better scheduling, reduced overtime and changes in benefit programs.

         In the food products segment, operating wages were 14.0%, 13.0% and 12.6% of sales in 2003, 2002 and 2001, respectively. Operating wage expense increased as a percentage of sales in the food products segment in 2003 primarily due to higher hourly wages related to the increase in volume of sausage products produced as well as the addition of a new distribution center in 2003. The 2002 increase was due mostly to lower sales of Owens branded products, which resulted in less leverage of the wage expense in 2002.

Other Operating Expenses

         More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2003; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than income taxes) and credit card processing fees. Consolidated operating expenses were 14.9%, 14.7% and 14.5% of sales in 2003, 2002 and 2001, respectively. Restaurant segment operating expenses were impacted in 2003 versus 2002 by increases in repair and maintenance expense (up 5.2% in core stores), higher taxes (up 8.2% in core stores) and higher credit card processing fees (up 11.2% in core stores), largely offset by decreases in advertising expense (down 4.0% in core stores). Food products segment operating expenses increased 8.6% in 2003 versus 2002 due to higher repair and maintenance expense and insurance expense, as well as the addition of a new distribution center in 2003. The operating expenses increase in 2002 was the result of higher repair and maintenance and other operating expenses at Owens in the food products segment. Restaurant segment operating expense did not change appreciably in 2002 compared to 2001.

Selling, General and Administrative Expenses

         The most significant components of selling, general and administrative ("S,G & A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 9.0%, 9.3% and 9.7% of sales in 2003, 2002 and 2001, respectively. Excluding HSI, S,G & A expenses were 9.2% and 9.4% of sales in 2002 and 2001, respectively. The decrease as a percentage of sales in 2003 was due to less food products segment advertising expenses and the improved leverage of S, G & A expenses. The decrease in 2002 was the result of decreased food products segment advertising costs.

Net Gain on Disposal of Assets

         During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2003 or 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

Taxes

         Excluding the impact of the HSI divestiture, the effective federal and state income tax rates were 35.0%, 34.0% and 35.5% in 2003, 2002 and 2001, respectively.

Liquidity and Capital Resources

         Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital, capital expenditure requirements and treasury share purchases. Cash and equivalents totaled $9.1 million at April 25, 2003. Dividends paid represented 20.2% of net income in 2003 and 19.6% of net income in 2002.

         Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2003 and 2002. At April 25, 2003, $32.3 million was outstanding under such arrangements, and unused bank lines of credit available were $37.7 million. The unsecured revolving lines of credit are renewed annually.

         In 2001, the company issued a $40.0 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 25, 2003, $32.3 million was outstanding on this note.

         The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2004 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.

         The company expects operating lease payments to approximate $2.5 million annually for the next five years. At the end of 2003, the company also had $9.7 million in standby letters of credit for self-insurance plans.

         At April 25, 2003, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $48.5 million. Total capital expenditures for 2004 are expected to approximate $120.0 million and depreciation and amortization expenses are expected to approximate $48.0 million. The company plans to open approximately 35 restaurants in fiscal 2004, as well as upgrade various property, plant and equipment in both segments.

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

         The company applies the recognition and measurement principles of Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2003, 2002 and 2001 would have been lower by $4.0 million, $2.4 million and $3.0 million, respectively, if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based compensation plans.

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

         Restaurant segment business risks include: competition, same-store sales, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

         The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: (1.4)%, 3.2% and 2.6% in 2003, 2002 and 2001, respectively. The impact of same-store sales on overall sales and corresponding profit margins may be significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2003, one restaurant was closed as a result of a decision to not renew its lease. At the beginning of 2004, the company closed one restaurant due to poor performance. Depending on profitability, as well as changes in access, the company may close additional restaurants in 2004.

         Competition for qualified labor eased slightly in 2002 and more significantly in 2003. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.

         Food cost comparisons were favorable in 2003 versus 2002. Changes in commodity prices could have an impact on profitability in 2004.

         Natural gas prices were moderate in 2003. Management expects higher prices in 2004. The company will closely monitor energy costs and evaluate all options carefully.

         Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for 2004 are to add approximately 35 new restaurants in comparison to 29 in 2003 and 27 in 2002.

         Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $26.46, $37.84 and $39.51 per hundredweight in 2003, 2002 and 2001, respectively. Trends at the beginning of 2004 lead management to believe that hog costs in 2004 will be higher than those in 2003, and operating margins may decrease as a result.

         Another uncertainty is the consumer acceptance of new items. Some of the planned product introductions in 2004 include a new fresh link flavor, refrigerated macaroni and cheese, and large cheeseburger Snackwiches.

         The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants, as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

               SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2004 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors," as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.