Form 10-K, Exhibit 13
period 2004-04-30
EVANS BOB FARMS INC
filed 2004-07-14
CIK 33769

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13

CONSOLIDATED FINANCIAL REVIEW

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

                                         2004(a)         2003          2002(b)         2001           2000
                                       -----------    -----------    -----------    -----------    -----------
Operating Results
Net sales                              $ 1,197,997    $ 1,091,337    $ 1,061,846    $ 1,007,508    $   947,919
Operating income                           113,301        117,133        103,863         83,466         85,487
Income before income taxes                 111,990        115,503        100,836         78,714         83,954
Income taxes                                39,955         40,426         33,154         27,943         31,061
Net income                                  72,035         75,077         67,682         50,771         52,893
Earnings per share of common stock:
   Basic                               $      2.07    $      2.13    $      1.94    $      1.45    $      1.38
   Diluted                             $      2.03    $      2.10    $      1.91    $      1.44    $      1.38

Financial Position
Working capital                        $   (98,375)   $   (93,607)   $   (85,794)   $  (114,449)   $  (129,475)
Property, plant and equipment - net        783,397        704,442        648,179        603,063        546,594
Total assets                               868,233        784,591        721,973        678,715        624,441
Debt:
   Short-term                               38,620         36,255         31,750         69,965         99,295
   Long-term                                24,333         28,333         32,333         36,000            431
Stockholders' equity                       630,163        560,919        521,365        457,095        428,790

Supplemental Information
for the Year
Capital expenditures                   $   141,037    $   106,268    $    97,006    $    99,807    $    96,867
Depreciation and amortization          $    50,106    $    44,150    $    41,974    $    39,792    $    36,480
Weighted-average shares outstanding:
   Basic                                    34,878         35,203         34,868         35,005         38,230
   Diluted                                  35,513         35,813         35,490         35,284         38,366
Cash dividends declared per share      $      0.48    $      0.44    $      0.39    $      0.36    $      0.36
Common stock market closing prices:
   High                                $     34.08    $     32.87    $     31.18    $     21.38    $     22.06
   Low                                 $     23.26    $     21.22    $     15.69    $     12.56    $     12.06

Supplemental Information
at Year-End
Employees                                   42,035         40,446         39,990         38,542         35,576
Stockholders                                35,044         36,977         36,595         39,466         42,102
Market price per share at closing      $     30.73    $     24.91    $     29.59    $     18.85    $     13.06
Book value per share                   $     17.88    $     16.26    $     14.77    $     13.13    $     12.09

(a) Fiscal 2004 was comprised of 53 weeks of activity versus 52 weeks of activity in each of the prior periods presented.

(b) Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

CONSOLIDATED BALANCE SHEETS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                                  April 30, 2004   April 25, 2003
                                                                                  --------------   --------------
Assets
Current Assets
    Cash and equivalents                                                            $     3,986      $     9,066
    Accounts receivable                                                                  13,413           11,115
    Inventories                                                                          19,540           16,872
    Deferred income taxes                                                                 8,869            8,914
    Prepaid expenses                                                                      1,664            1,975
                                                                                    -----------      -----------
      Total Current Assets                                                               47,472           47,942

Property, Plant and Equipment
    Land                                                                                247,695          225,812
    Buildings and improvements                                                          615,347          561,243
    Machinery and equipment                                                             276,373          256,203
    Construction in progress                                                             13,046            3,557
                                                                                    -----------      -----------
                                                                                      1,152,461        1,046,815
    Less accumulated depreciation                                                       369,064          342,373
                                                                                    -----------      -----------
      Net Property, Plant and Equipment                                                 783,397          704,442

Other Assets
    Deposits and other                                                                    3,075            3,112
    Long-term investments                                                                17,791           14,306
    Deferred income taxes                                                                14,931           13,222
    Goodwill                                                                              1,567            1,567
                                                                                    -----------      -----------
      Total Other Assets                                                                 37,364           32,207
                                                                                    -----------      -----------
                                                                                    $   868,233      $   784,591
                                                                                    ===========      ===========
Liabilities and Stockholders' Equity
Current Liabilities
    Line of credit                                                                  $    34,620      $    32,255
    Current maturities of long-term debt                                                  4,000            4,000
    Accounts payable                                                                     12,390           10,374
    Dividends payable                                                                     4,229            3,794
    Federal and state income taxes                                                       11,375           10,720
    Accrued wages and related liabilities                                                20,887           18,834
    Self insurance                                                                       17,441           19,241
    Other accrued expenses                                                               40,905           42,331
                                                                                    -----------      -----------
      Total Current Liabilities                                                         145,847          141,549

Long-Term Liabilities
    Deferred compensation                                                                13,519            8,554
    Deferred income taxes                                                                54,371           45,236
    Long-term debt                                                                       24,333           28,333
                                                                                    -----------      -----------
      Total Long-Term Liabilities                                                        92,223           82,123

Stockholders' Equity
    Common stock, $.01 par value; authorized 100,000,000 shares;
       issued 42,638,118 shares in 2004 and 2003                                            426              426
    Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares
       in 2004 and 2003                                                                      60               60
    Capital in excess of par value                                                      149,967          150,253
    Retained earnings                                                                   613,371          558,147
    Treasury stock, 7,397,219 shares in 2004 and 8,144,025 shares
      in 2003, at cost                                                                 (133,661)        (147,967)
                                                                                    -----------      -----------
      Total Stockholders' Equity                                                        630,163          560,919
                                                                                    -----------      -----------
                                                                                    $   868,233      $   784,591
                                                                                    ===========      ===========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 30, 2004; April 25, 2003; and April 26, 2002       2004          2003          2002
--------------------------------------------------------------   -----------   -----------   -----------
Net Sales                                                        $ 1,197,997   $ 1,091,337   $ 1,061,846

   Cost of sales                                                     340,840       286,977       298,329
   Operating wage and fringe benefit expenses                        418,029       379,875       362,770
   Other operating expenses                                          174,932       164,916       157,909
   Selling, general and administrative expenses                      100,789        98,286        98,843
   Net (gain) on sale of business and disposal of assets                   0             0        (1,842)
   Depreciation and amortization expense                              50,106        44,150        41,974
                                                                 -----------   -----------   -----------

Operating Income                                                     113,301       117,133       103,863

   Net interest expense                                                1,311         1,630         3,027
                                                                 -----------   -----------   -----------

Income Before Income Taxes                                           111,990       115,503       100,836

   Provisions For Income Taxes                                        39,955        40,426        33,154
                                                                 -----------   -----------   -----------

Net Income                                                       $    72,035   $    75,077   $    67,682
                                                                 ===========   ===========   ===========

Earnings Per Share - Basic                                       $      2.07   $      2.13   $      1.94
                                                                 ===========   ===========   ===========

Earnings Per Share - Diluted                                     $      2.03   $      2.10   $      1.91
                                                                 ===========   ===========   ===========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                    Capital
                                               Common  Preferred   in Excess    Retained   Treasury
                                               Stock     Stock    of Par Value  Earnings     Stock       Total
                                               ------  ---------  ------------  --------   ---------   --------
Stockholders' Equity at 4/27/01                 $426      $60       $150,670    $444,476   $(138,537)  $457,095
                                                ----      ---       --------    --------   ---------   --------

Net income                                                                        67,682                 67,682
Dividends declared                                                               (13,636)               (13,636)
Treasury stock repurchased                                                                    (5,749)    (5,749)
Treasury stock reissued under employee plans                          (1,434)                 15,379     13,945
Stock options granted under employee plans                               395                                395
Tax reductions - employee plans                                        1,633                              1,633

                                                ----      ---       --------    --------   ---------   --------
Stockholders' Equity at 4/26/02                  426       60        151,264     498,522    (128,907)   521,365
                                                ----      ---       --------    --------   ---------   --------

Net income                                                                        75,077                 75,077
Dividends declared                                                               (15,452)               (15,452)
Treasury stock repurchased                                                                   (30,024)   (30,024)
Treasury stock reissued under employee plans                          (3,084)                 10,964      7,880
Stock options granted under employee plans                               229                                229
Tax reductions - employee plans                                        1,844                              1,844

                                                ----      ---       --------    --------   ---------   --------
Stockholders' Equity at 4/25/03                  426       60        150,253     558,147    (147,967)   560,919
                                                ----      ---       --------    --------   ---------   --------

Net income                                                                        72,035                 72,035
Dividends declared                                                               (16,811)               (16,811)
Treasury stock repurchased                                                                    (3,171)    (3,171)
Treasury stock reissued under employee plans                          (4,058)                 17,477     13,419
Tax reductions - employee plans                                        3,772                              3,772

                                                ----      ---       --------    --------   ---------   --------
Stockholders' Equity at 4/30/04                 $426      $60       $149,967    $613,371   $(133,661)  $630,163
                                                ----      ---       --------    --------   ---------   --------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 30, 2004; April 25, 2003; and April 26, 2002      2004        2003          2002
--------------------------------------------------------------   ---------    ---------    ---------
Operating Activities
Net income                                                       $  72,035    $  75,077    $  67,682
Adjustments to reconcile net income to net
         cash provided by operating activities:
    Depreciation and amortization                                   50,106       44,150       41,974
    Deferred compensation                                            4,965        2,372        1,488
    Deferred income taxes                                            7,471       12,666        7,963
    (Gain) loss on disposal of assets                                1,269        1,349         (691)
    (Gain) loss on long-term investments                            (1,871)       1,738          577
    Compensation expense attributable to stock plans                   681        1,488        1,590
    Cash provided by (used for) current assets
         and current liabilities:
      Accounts receivable                                           (2,298)         514         (105)
      Inventories                                                   (2,668)      (1,620)         140
      Prepaid expenses                                                 311         (959)       1,838
      Accounts payable                                               2,016         (367)       2,531
      Federal and state income taxes                                 4,427        3,235       (1,654)
      Accrued wages and related liabilities                          2,053         (970)       3,724
      Self insurance                                                (1,800)       1,519        1,181
      Other accrued expenses                                          (138)       4,710        6,108
                                                                 ---------    ---------    ---------
         Net cash provided by operating activities                 136,559      144,902      134,346

Investing Activities
Purchase of property, plant and equipment                         (141,037)    (106,268)     (97,006)
Purchase of long-term investments                                   (2,048)      (4,282)      (2,135)
Proceeds from sale of property, plant
         and equipment                                               9,853        4,940        2,594
Cash proceeds from divestiture                                           0            0       16,276
Other                                                                   37          (75)         192
                                                                 ---------    ---------    ---------
         Net cash used in investing activities                    (133,195)    (105,685)     (80,079)

Financing Activities
Cash dividends paid                                                (16,376)     (15,187)     (13,239)
Purchase of treasury stock                                          (3,171)     (30,024)      (5,749)
Line of credit                                                       2,365        4,505      (38,215)
Principal payments on long-term debt                                (4,000)      (4,000)      (3,667)
Proceeds from issuance of treasury stock                            12,738        6,621       12,750
                                                                 ---------    ---------    ---------
         Net cash used in financing activities                      (8,444)     (38,085)     (48,120)
                                                                 ---------    ---------    ---------
Increase (decrease) in cash and equivalents                         (5,080)       1,132        6,147
Cash and equivalents at the beginning of the year                    9,066        7,934        1,787
                                                                 ---------    ---------    ---------
Cash and equivalents at the end of the year                      $   3,986    $   9,066    $   7,934
                                                                 =========    =========    =========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

Note A - Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS: Bob Evans Farms, Inc. owns and operates 558 full-service, family-casual restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The company's fiscal year ends on the last Friday in April. References herein to 2004, 2003 and 2002 refer to fiscal years ended April 30, 2004; April 25, 2003; and April 26, 2002, respectively. Fiscal year 2004 was comprised of 53 weeks. Fiscal years 2003 and 2002 were comprised of 52 weeks.

REVENUE RECOGNITION: Revenue is recognized in the restaurant segment at the point of sale. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

CASH EQUIVALENTS: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.

INVENTORIES: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($14,181 in 2004 and $12,475 in 2003) and finished goods ($5,359 in 2004 and $4,397 in 2003).

PROPERTY, PLANT AND EQUIPMENT: The company states property, plant and equipment at cost less accumulated depreciation. Depreciation is calculated on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in 1995. Depreciation on property placed in service prior to 1995 continues to be calculated principally on accelerated methods.

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

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill, which represents the cost in excess of net assets acquired, was $1,567 in 2004 and 2003. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, states that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to an annual impairment test in accordance with the statement. As required by SFAS No. 142, the company completed the transitional impairment test of goodwill as of April 26, 2002, and concluded that no impairment existed. The company has selected the end of the fourth quarter as the date on which to perform its ongoing annual impairment test. The 2004 and 2003 tests indicated no goodwill impairment. Goodwill amortization expense was $319 ($211 net of income taxes) in 2002. The following table illustrates the effect on net income and earnings per share if the company had excluded such goodwill amortization in 2002.

                              2004         2003         2002
                           ----------   ----------   ----------
Net Income
   As reported             $   72,035   $   75,077   $   67,682
   Pro forma, excluding
   goodwill amortization   $   72,035   $   75,077   $   67,893

Earnings Per Share
   - Basic
   As reported             $     2.07   $     2.13   $     1.94
   Pro forma, excluding
   goodwill amortization   $     2.07   $     2.13   $     1.95

Earnings Per Share
   - Diluted
   As reported             $     2.03   $     2.10   $     1.91
   Pro forma, excluding
   goodwill amortization   $     2.03   $     2.10   $     1.91

      The company did not have any other intangible assets as of the end of 2004 or 2003. Amortization expense of other intangible assets in 2002 was $60.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

FINANCIAL INSTRUMENTS: The fair values of the company's financial instruments approximate their carrying values at April 30, 2004, and April 25, 2003. The company does not use derivative financial instruments for speculative purposes.

SELF-INSURANCE: The company is self-insured for most workers' compensation, general liability and automotive liability losses (collectively "casualty losses"), as well as employee health care claims. The company maintains stop-loss coverage with third party insurers to limit its total exposure. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

PRE-OPENING EXPENSES: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

ADVERTISING COSTS: The company expenses advertising costs as incurred. Advertising expense was $42,295; $43,602; and $43,264 in 2004, 2003 and 2002,
respectively.

COST OF SALES: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment. Cash rebates that the company receives from suppliers are recorded as a reduction of cost of sales in the periods in which they are earned. The amount of each rebate is directly related to the quantity of product purchased from the supplier.

PROMOTIONAL SPENDING: In its food products segment, the company engages in promotional (sales incentive) programs in the form of "off-invoice" deductions, cooperative advertising programs and coupons. Costs associated with these programs are classified as a reduction of net sales in the period in which the sale occurs.

COMPREHENSIVE INCOME: Comprehensive income is the same as reported net income.

EARNINGS PER SHARE: Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share calculations reflect the assumed exercise and conversion of outstanding stock options.

      The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

                          2004     2003     2002
                         ------   ------   ------
Basic                    34,878   35,203   34,868
Dilutive stock options      635      610      622
                         ------   ------   ------
Diluted                  35,513   35,813   35,490
                         ======   ======   ======

      Options to purchase 696,387; 653,571; and 0 shares of common stock in 2004, 2003 and 2002, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

STOCK-BASED EMPLOYEE COMPENSATION: At April 30, 2004, the company had various stock-based employee compensation plans that are described more fully in Note E. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value in 2004, 2003 and 2002 was $0; $229; and $395, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

      The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                               2004          2003          2002
                            ----------    ----------    ----------
Net Income, as reported     $   72,035    $   75,077    $   67,682

Add: Stock-based
employee compensation
cost, net of related tax
effects, included in
reported net income                  0           149           261

Deduct: Stock-based
employee compensation
cost, net of related tax
effects, determined under
the fair value method for
all awards                      (4,124)       (4,162)       (2,642)

                            ----------    ----------    ----------
Net Income, Pro forma       $   67,911    $   71,064    $   65,301
                            ==========    ==========    ==========
Earnings Per Share
    - Basic
    As reported             $     2.07    $     2.13    $     1.94
    Pro forma               $     1.95    $     2.02    $     1.87

Earnings Per Share
    - Diluted
    As reported             $     2.03    $     2.10    $     1.91
    Pro forma               $     1.91    $     1.99    $     1.85

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

      Reflected in these pro forma amounts are weighted-average fair values of options of $7.88, $10.16 and $6.21 in 2004, 2003 and 2002, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

                             2004       2003       2002
                             ----       ----       ----
Dividend yield               1.85%      1.72%      1.79%
Expected volatility         40.29%     41.25%     40.47%
Risk-free interest rate      1.73%      3.96%      4.85%
Expected life (in years)      3.8        4.1        4.8

RECLASSIFICATIONS: Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 classification.

Note B - Long-Term Debt and Credit Arrangements

      In April 2001, the company issued a $40,000 unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 30, 2004, $28,333 was outstanding on this note.

      The company also has arrangements with certain banks from which it may borrow up to $70,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 30, 2004, $34,620 was outstanding under these arrangements, and unused bank lines of credit available were $35,380. During 2004 and 2003, respectively, the maximum amounts outstanding under these unsecured lines of credit were $45,540 and $34,415, and the average amounts outstanding were $36,826 and $19,543 with weighted-average interest rates of 1.70% and 2.17%. All interest paid on these arrangements is at floating rates.

      Interest costs of $1,474; $1,335; and $1,536 incurred in 2004, 2003 and 2002, respectively, were capitalized in connection with the company's construction activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

Note C - Divestiture and Net Gain on Disposal of Assets

      In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951 and operating loss of $39 in 2002 for the divested business.

      In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

Note D - Income Taxes

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 30, 2004, and April 25, 2003, were as follows:

                                               April 30, 2004   April 25, 2003
                                               --------------   --------------
Deferred tax assets:
    Loss on impaired assets                       $ 7,546            $ 7,546
    Self-insurance                                  6,453              7,119
    Vacation pay                                    1,381              1,303
    Stock compensation plans                        7,385              5,463
    Accrued bonus                                     440                445
    Inventory and other                               595                260
                                                  -------            -------
    Total deferred tax assets                      23,800             22,136

Deferred tax liabilities:
    Accelerated depreciation/asset disposals       52,992             43,494
    Other                                           1,379              1,742
                                                  -------            -------
    Total deferred tax liabilities                 54,371             45,236
                                                  -------            -------
    Net deferred tax liabilities                  $30,571            $23,100
                                                  =======            =======

Significant components of the provisions for income taxes are as follows:

                               2004       2003      2002
                              -------   -------   -------
Current:
    Federal                   $29,590   $25,080   $23,188
    State                       2,894     2,680     2,237
                              -------   -------   -------
    Total current              32,484    27,760    25,425
Deferred, primarily federal     7,471    12,666     7,729
                              -------   -------   -------
    Total tax provisions      $39,955   $40,426   $33,154
                              =======   =======   =======

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                    2004        2003        2002
                                  --------    --------    --------
Tax at statutory rate             $ 39,196    $ 40,246    $ 35,292
State income tax (net)               1,881       1,743       1,585
Nontaxable gain on divestiture           0           0      (1,167)
Other                               (1,122)     (1,743)     (2,556)
                                  --------    --------    --------
    Provisions for income taxes   $ 39,955    $ 40,426    $ 33,154
                                  ========    ========    ========

Taxes paid during 2004, 2003 and 2002 were $25,901; $22,383; and $24,886, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

      The company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgement is required in determining the company's effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest. This rate is then applied to its quarterly operating results.

      A number of years may elapse before a particular matter, for which the company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company's cash. Favorable resolution would be recognized as a reduction to its effective tax rate in the year of resolution.

Note E - Stock-Based Compensation Plans

      The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for:

        1.) incentive stock options may not be less than the fair market value of the stock at the grant date and

        2.) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

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

      The following table summarizes option-related activity for the last three years:

                                Shares          Price Range
                               ---------    -------------------
Outstanding, April 27, 2001    2,384,306    $  6.56  to $ 21.38
                               ---------    -------------------
Granted                          910,316       9.50  to   17.46
Exercised                       (760,288)      6.56  to   21.38
Canceled or expired              (70,767)      6.56  to   21.38
                               ---------    -------------------
Outstanding, April 26, 2002    2,463,567       6.56  to   21.38
                               ---------    -------------------
Granted                          744,715      14.91  to   31.16
Exercised                       (381,482)      8.69  to   31.16
Canceled or expired              (41,419)     14.44  to   31.16
                               ---------    -------------------
Outstanding, April 25, 2003    2,785,381       6.56  to   31.16
                               ---------    -------------------
Granted                          766,893      27.84  to   27.84
Exercised                       (795,305)      6.78  to   31.16
Canceled or expired              (43,963)      6.56  to   31.16
                               ---------    -------------------
Outstanding, April 30, 2004    2,713,006    $  6.56  to $ 31.16
                               ---------    -------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

      In addition to the outstanding options, 1,663,077 stock option shares were available for grant at April 30, 2004. The following table summarizes information regarding stock options outstanding at April 30, 2004:

                                          Options Outstanding                       Options Exercisable
                           -----------------------------------------------  --------------------------------
                              Number       Weighted-Avg.     Weighted-Avg.     Number        Weighted-Avg.
                           Outstanding       Remaining         Exercise     Exercisable        Exercise
Range of Exercise Prices   at 4/30/04     Contractual Life      Price       at 4/30/04           Price
------------------------   -----------  -------------------  -------------  -----------  -------------------
    $ 6.56 to $13.99          256,944         10.1               $ 9.21        118,323         $ 9.32
     14.00 to  14.49          168,377          5.3                14.44        147,557          14.44
     14.50 to  16.99           67,312          5.9                15.23         53,102          15.31
     17.00 to  18.99          500,248          6.6                17.46        239,563          17.46
     19.00 to  26.99          298,587          4.9                19.81        298,587          19.81
     27.00 to  31.16        1,421,538          8.3                29.42        255,904          30.93
    ----------------        ---------         ----               ------      ---------         ------
    $ 6.56 to $31.16        2,713,006          7.5               $22.96      1,113,036         $19.82
    ----------------        ---------         ----               ------      ---------         ------

      The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2004 and 2003, 71,926 and 83,949 shares, respectively were awarded as part of the LTIP. Compensation expense attributable to the plan was $681 in 2004, $1,259 in 2003 and $1,195 in 2002.

Note F - Other Compensation Plans

      The company has a profit sharing plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2004, 2003 and 2002 were $3,974; $3,833; and $4,270, respectively.

      In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.

      The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $379; $2,398; and $769 in 2004, 2003 and 2002, respectively.

Note G - Commitments and Contingencies

      At April 30, 2004, the company had contractual commitments approximating $40,825 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 30, 2004, the company also had commitments for future minimum payments on operating leases of approximately $2.3 to $2.9 million per year for each of the next five years. The company had 69 and 61 leased restaurant locations in 2004 and 2003, respectively.

      The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company has accounted for its liabilities for casualty losses, including both reported and incurred but not reported claims, based on information provided by independent actuaries. The company has accounted for its employee health care claims liability through a review of incurred and paid claims history.

      Management believes that it has recorded reserves for casualty losses and employee health care claims at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty losses and employee health care claims liabilities would not change materially under different conditions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts and/or different methods. However, due to the inherent volatility of actuarially determined casualty losses and employee health care claims, it is reasonably possible that the company could experience changes in estimated losses, which could be material to both quarterly and annual net income.

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

Note H - Quarterly Financial Data (Unaudited)

                              First Quarter         Second Quarter          Third Quarter         Fourth Quarter
                            2004         2003      2004        2003       2004        2003       2004        2003
                          ---------   ---------  ---------  ---------   ---------   ---------  ---------   ---------
Net sales                 $ 295,472   $ 277,021  $ 297,260  $ 277,601   $ 291,397   $ 271,252  $ 313,868   $ 265,463
Gross profit                 30,428      32,256     28,196     31,358      24,457      26,080     30,220      27,439
Net income                   19,246      20,624     17,900     20,078      15,591      16,733     19,298      17,642
Earnings per share:
   Basic                  $    0.56   $    0.58  $    0.52  $    0.57   $    0.45   $    0.48  $    0.55   $    0.51
   Diluted                     0.55        0.57       0.51       0.56        0.44        0.47  $    0.54        0.50
Common stock
   bid prices:
   High                   $   29.07   $   33.30  $   29.60  $   28.33   $   33.25   $   25.90  $   34.37   $   26.29
   Low                        23.00       23.09      24.79      21.65       28.07       21.75      30.44       21.18
Cash dividends declared   $    0.12   $    0.11  $    0.12  $    0.11   $    0.12   $    0.11  $    0.12   $    0.11

-     Gross profit represents operating income.

- Each fiscal quarter is comprised of a 13-week period, with the exception of a 14-week period in the fourth quarter in fiscal year 2004.

- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.

- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol - BOBE), which is the principal market for the company's common stock.

- The number of stockholders of the company's common stock at June 16,2004, was 34,993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries  -  April 30, 2004
Dollars in thousands unless otherwise noted, except per share amounts

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

      Information on the company's industry segments is summarized as follows:

                                                2004             2003            2002
                                            -----------      -----------      -----------
Sales
    Restaurant operations                   $   984,896      $   902,345      $   870,257
    Food products                               248,373          219,820          222,403
                                            -----------      -----------      -----------
                                              1,233,269        1,122,165        1,092,660
    Intersegment sales of food products         (35,272)         (30,828)         (30,814)
                                            -----------      -----------      -----------
      Total                                 $ 1,197,997      $ 1,091,337      $ 1,061,846
                                            ===========      ===========      ===========

Operating Income
    Restaurant operations                   $    95,878      $    92,896      $    85,009
    Food products                                17,423           24,237           18,854
                                            -----------      -----------      -----------
      Total                                 $   113,301      $   117,133      $   103,863
                                            ===========      ===========      ===========

Depreciation and Amortization Expense
    Restaurant operations                   $    42,516      $    37,482      $    35,060
    Food products                                 7,590            6,668            6,914
                                            -----------      -----------      -----------
      Total                                 $    50,106      $    44,150      $    41,974
                                            ===========      ===========      ===========

Capital Expenditures
    Restaurant operations                   $   121,366      $    97,113      $    88,267
    Food products                                19,671            9,155            8,739
                                            -----------      -----------      -----------
      Total                                 $   141,037      $   106,268      $    97,006
                                            ===========      ===========      ===========

Identifiable Assets
    Restaurant operations                   $   749,599      $   680,843      $   626,318
    Food products                                76,933           65,472           60,713
                                            -----------      -----------      -----------
                                                826,532          746,315          687,031
    General corporate assets                     41,701           38,276           34,942
                                            -----------      -----------      -----------
      Total                                 $   868,233      $   784,591      $   721,973
                                            ===========      ===========      ===========

Note J - Subsequent Event

      On June 11, 2004, the company signed a definitive agreement to acquire SWH Corporation (d/b/a Mimi's Cafe) for $182 million in cash, which includes the assumption of approximately $78.7 million of outstanding indebtedness. Mimi's Cafe is a casual dining chain based in Tustin, Calif., that operates 81 company-owned Mimi's Cafe restaurants in 10 states. The acquisition, which is contingent upon customary regulatory approvals, is expected to be completed in July 2004 and will be financed initially through a committed credit facility, which is expected to be refinanced through a private placement of approximately $190 million in debt securities.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

      We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 30, 2004, and April 25, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 30, 2004, and April 25, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio
June 7, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

Results of Operations

      During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain fiscal year comparisons have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002 included net sales of $5.0 million and an operating loss of $39,000 from HSI.

      References herein to 2005, 2004, 2003 and 2002 refer to fiscal years. Fiscal 2004 is a 53-week year, whereas all other years presented are 52-week years.

General Overview

The company owns and operates 558 full-service, family-casual restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. Revenue is recognized in the restaurant segment at the point of sale. The company also produces fresh and fully cooked pork products, as well as distributes other complementary food products primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

      The following table reflects data for the company's fiscal year ended April 30, 2004, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying consolidated statements of income. Also included is data for the company's two industry segments - restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

                                 CONSOLIDATED RESULTS                 RESTAURANT SEGMENT              FOOD PRODUCTS SEGMENT
                         -------------------------------------   ------------------------------   ------------------------------
(Dollars in thousands)      2004          2003         2002        2004       2003       2002       2004       2003       2002
----------------------   -----------   ----------   ----------   --------   --------   --------   --------   --------   --------
Net sales                $ 1,197,997   $1,091,337   $1,061,846   $984,896   $902,345   $870,257   $213,101   $188,992   $191,589
Operating income         $   113,301   $  117,133   $  103,863   $ 95,878   $ 92,896   $ 85,009   $ 17,423   $ 24,237   $ 18,854
Cost of sales                   28.4%        26.3%        28.1%      24.4%      23.6%      24.6%      47.3%      39.0%      44.1%
Operating wages                 34.9%        34.8%        34.2%      39.6%      39.2%      38.8%      13.4%      14.0%      13.0%
Other operating                 14.6%        15.1%        14.9%      16.6%      17.1%      17.0%       5.3%       5.5%       5.0%
S.G.&A.*                         8.4%         9.0%         9.1%       5.4%       5.6%       5.8%      22.2%      25.2%      24.5%
Depr. & amort.                   4.2%         4.1%         3.9%       4.3%       4.2%       4.0%       3.6%       3.5%       3.6%
                         ===========   ==========   ==========   ========   ========   ========   ========   ========   ========
Operating income*                9.5%        10.7%         9.8%       9.7%      10.3%       9.8%       8.2%      12.8%       9.8%

*Fiscal 2002 includes one-time consolidated net gain of $1,842 ($3,334 gain in food products segment and $1,492 loss in restaurant segment).

Restaurant Segment Overview

      The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, same-store sales (defined in the sales section below), labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2004, the three factors that had the greatest impact on restaurant segment profitability were:

        1.) lower same-store sales than management expected;

        2.) higher commodity prices for the food items purchased; and

        3.) increased costs associated with opening new restaurants.

      Same-store sales in 2004, which management had projected to increase approximately 2%, increased only 1.2% (excluding the extra week in 2004) compared to 2003. Management believes that a lagging economic recovery in the Midwest for much of 2004 and continued competition within the industry negatively impacted same-store sales.

      Higher commodity prices - particularly for beef, chicken, pork, eggs and oils - put negative pressure on restaurant cost of sales in 2004. Had restaurant cost of sales in 2004 matched the rate in the corresponding period last year (24.4% vs. 23.6%), and all other factors remained constant, restaurant operating income would have been nearly $7.9 million higher in 2004.

      An increase of new restaurant openings in addition to a higher pre-opening expense average per store resulted in a $3.5 million increase in pre-opening expenses in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

2004 compared to 2003. This increase is reflected in both operating wages and other operating expenses with a corresponding decrease to restaurant operating income.

      All three of the factors are discussed further in the detailed sections that follow. However, the end result is that restaurant operating income increased $3.0 million, or 3.2%, in 2004 compared to 2003. Furthermore, the segment's operating income margin fell to 9.7% from 10.3% during the same periods. Excluding the impact of the extra week in 2004, management estimates that restaurant operating income would have decreased $1.4 million, or 1.6%, in 2004 versus 2003.

Food Products Segment Overview

      The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2004, the two factors that had the greatest impact on food products segment profitability were:

        1.) higher-than-expected sales growth; and

        2.) changes in hog costs.

      Food products segment net sales increased 12.8% in 2004 compared to 2003, although management had projected an increase of approximately 7%. Excluding the impact of the extra week in 2004, food products net sales increased 10.7% in 2004 compared to 2003. The higher net sales were driven by a combination of a 7.6% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes) and less discounting (via promotional spending). The comparable pounds sold calculation excludes the extra week in 2004. Promotional spending represents sales incentives in the form of "off-invoice" deductions, cooperative advertising programs and coupons, which are all classified as a reduction of net sales. The decrease in promotional spending, which did not significantly lessen sales volume, resulted in a higher net sales price and better profit margins for the products sold.

      Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs increased 43.6% in 2004. This increase caused cost of sales in the food products segment to increase from 39.0% to 47.3% of sales in 2003 versus 2004.

      The significant sales increase in the food products segment provided improved leverage of most expenses. However, the higher hog costs resulted in a lower profit for the segment. The segment's operating income decreased $6.8 million, or 28.1%, in 2004 compared to 2003. Excluding the extra week, food products operating income decreased $7.4 million, or 30.4%.

Sales

      Consolidated net sales increased $106.7 million, or 9.8%, in 2004 compared to 2003. The 2004 increase was the net result of an $82.6 million increase in restaurant segment sales and a $24.1 million increase in food products segment sales. Excluding the impact of the extra week in 2004, consolidated net sales increased $84.0 million, or 7.7%, in 2004 versus 2003. Excluding HSI, consolidated net sales increased $34.5 million, or 3.3%, in 2003 compared to 2002.

      Restaurant segment sales accounted for 82.2%, 82.7% and 82.0% of total sales in 2004, 2003 and 2002, respectively. The $82.6 million additional restaurant sales in 2004 represented a 9.1% increase over 2003 sales, which were 3.7% higher than 2002 sales. Excluding the impact of the extra week in 2004, restaurant sales increased 7.1% in 2004 over 2003. The increase in restaurant sales in 2004 was the result of more restaurants in operation and a 1.2% increase in same-store sales (excluding the impact of the extra week in 2004). The same-store sales increase included an average menu price increase of 2.3% in 2004. Same-store sales decreased 1.4% in 2003 and increased 3.2% in 2002 (inclusive of average menu price increases of 2.8% for both 2003 and 2002). Restaurant same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to thestart of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

      Additional restaurant sales growth in 2004 was provided by an increase in the number of operating locations: 558 restaurants in operation at the end of 2004 versus 523 at the end of 2003. The 2004 openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida where eight restaurants were opened. During 2004, two under-performing restaurants were closed. The following chart summarizes restaurant openings and closings during the last two years:

                    Beginning  Opened  Closed  Ending
                    ---------  ------  ------  ------
Fiscal Year 2004
First Quarter           523       3       2      524
Second Quarter          524      11       0      535
Third Quarter           535      12       0      547
Fourth Quarter          547      11       0      558

Fiscal Year 2003
First Quarter           495       0       0      495
Second Quarter          495       4       0      499
Third Quarter           499       8       0      507
Fourth Quarter          507      17       1      523

      An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2004. Carryout sales represented 6.3% of restaurant segment sales in 2004 compared to 5.8% and 5.4% in 2003 and 2002, respectively. Retail merchandise sales comprised 1.7% of both 2004 and 2003 restaurant segment sales.

      Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The current-year strategy included advertising the variety of menu offerings from the company that meet the various diet requirements of today's consumer. The company has also updated the appearance of many of its restaurants, of which nine were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept.

      Food products segment sales accounted for 17.8%, 17.3% and 18.0% of total sales in 2004, 2003 and 2002, respectively. Food products segment sales increased $24.1 million, or 12.8%, in 2004 versus 2003. Excluding the impact of the extra week in 2004, food products segment sales increased $20.3 million, or 10.7%, in 2004 versus 2003. The 2004 sales increase was reflective of a 7.6% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in
2004). The increase in volume was reflective of the strength in the company's core sausage products, refrigerated potato products and the reformulated Bob Evans Express fully cooked sausage links. A $2.0 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.

      Food products segment sales decreased $2.6 million, or 1.4%, in 2003 compared to 2002. Excluding HSI, food products segment sales increased $2.4 million, or 1.3% in 2003 compared to 2002. This sales increase was reflective of an increase in the volume of sausage products sold, which was partially offset by lower net prices charged by the company for its sausage products. The company experienced a 4.7% increase in comparable pounds sold (calculated using the same products in both periods and excluding newer products) in 2003 versus 2002. Including newer products, such as refrigerated potato products, and items other than sausage, volume increased 6.7%in 2003 versus 2002. The company was able to lower the net prices charged for sausage products in 2003 in response to lower hog costs (discussed below).

Cost of Sales

      Consolidated cost of sales (cost of materials) was 28.4%, 26.3% and 28.1% of sales in 2004, 2003 and 2002, respectively.

      In the restaurant segment, cost of sales (predominantly food cost) was 24.4%, 23.6% and 24.6% of sales in 2004, 2003 and 2002, respectively. The company attributed the significant increase in 2004 to cost increases in a number of the commodity food items purchased, such as beef, oils, eggs, chicken, and pork. Additional cost pressures were due to a shift in the product mix as the company featured its Dinner Sensations, which carry an above-average food cost.

      Food products segment cost of sales was 47.3%, 39.0% and 44.1% of sales in 2004, 2003 and 2002, respectively. These results were reflective of changing hog costs, which averaged $37.99, $26.46 and $37.84 per hundredweight in 2004, 2003 and 2002, respectively. The 2004 average represented a 43.6% increase compared to 2003, and the 2003 average represented a 30.1% decrease compared to 2002. The increase in cost of sales also reflects the additional sales of purchased products (i.e. mashed potatoes, frozen entrees, etc.), which tend to have higher cost of sales when compared to the manufactured products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

Operating Wage and Fringe Benefit Expenses

      Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.9%, 34.8% and 34.2% of sales in 2004, 2003 and 2002, respectively. The operating wage ratio increased in the restaurant segment but decreased in the food products segment.

      In the restaurant segment, operating wages were 39.6%, 39.2% and 38.8% of sales in 2004, 2003 and 2002, respectively. The increase in 2004 was attributable mainly to higher hourly and management wages resulting from increased training costs associated with new store openings. Also contributing to the increase was the fact that wages were not as well leveraged due to lower-than-expected same-store sales. The increase in 2003 was attributable mainly to higher management wages.

      In the food products segment, operating wages were 13.4%, 14.0% and 13.0% of sales in 2004, 2003 and 2002, respectively. The improvement in the operating wages ratio in 2004 was primarily due to significantly increased sales, which resulted in more leverage of wage expense in 2004. The 2003 increase was due mostly to higher hourly wages related to the increase in volume of sausage products produced, as well as the addition of a new distribution center in 2003.

Other Operating Expenses

      More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2004; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than federal and state income taxes) and credit card processing fees. Consolidated operating expenses were 14.6%, 15.1% and 14.9% of sales in 2004, 2003 and 2002, respectively. Restaurant segment operating expenses were impacted in 2004 versus 2003 by decreases in utility expense (3.3% of sales versus 3.5%) and advertising expense (3.5% of sales versus 3.7%) partially offset by higher costs associated with new restaurant openings.

      Food products segment operating expenses as a percent of sales improved from 5.5% in 2003 to 5.3% in 2004 due to significantly increased sales, which resulted in a better leverage of costs. The operating expenses increase in 2003 was the result of higher repair and maintenance and insurance expense, as well as the addition of a new distribution center in 2003.

Selling, General and Administrative Expenses

      The most significant components of selling, general and administrative ("S,G & A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 8.4%, 9.0% and 9.3% of sales in 2004, 2003 and 2002, respectively. Excluding HSI, S,G & A expenses were 9.2% of sales in 2002. The decrease as a percentage of sales in 2004 was due mostly to significantly increased sales in the food products segment, which resulted in improved leverage of S, G & A expenses, as well as less food products segment advertising expenses. The decrease as a percentage of sales in 2003 was also due to the improved leverage of S, G & A expenses and less food products segment advertising expenses.

Net Gain on Disposal of Assets

      During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2004 or 2003.

Taxes

      Excluding the impact of the HSI divestiture on the 2002 effective tax rate, the effective federal and state income tax rates were 35.7%, 35.0% and 34.0% in 2004, 2003 and 2002, respectively.

Liquidity and Capital Resources

      Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital, capital expenditure requirements and treasury share purchases. Cash and equivalents totaled $4.0 million at April 30, 2004. Dividends paid represented 22.7% of net income in 2004 and 20.2% of net income in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

      Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2004 and 2003. At April 30, 2004, $34.6 million was outstanding under such arrangements, and unused bank lines of credit available were $35.4 million. The unsecured revolving lines of credit are renewed annually.

      In 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 30, 2004, $28.3 million was outstanding on this note.

      Payments of the company's contractual obligations under outstanding indebtedness as of April 30, 2004, are as follows:

           Payments Due By Period (in thousands)
------------------------------------------------------------
 Contractual              1 Year     2-3      4-5    After 5
 Obligations     Total   and less   Years    Years    Years
--------------  -------  --------  -------  -------  -------
Operating
   leases       $37,412   $ 2,911  $ 5,316  $ 4,862  $24,323
Long-term
   debt         $28,333   $ 4,000  $ 8,000  $16,333  $     -
Purchase
   obligations  $40,825   $40,825  $     -  $     -  $     -

      The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2005 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.

      The company expects operating lease payments to approximate $2.3 to $2.9 million annually for the next five years. At the end of 2004, the company also had $9.7 million in standby letters of credit for self-insurance plans.

      At April 30, 2004, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $40.8 million. Total capital expenditures for 2005 are expected to approximate $124.0 million and depreciation and amortization expenses are expected to approximate $57.5 million. The company plans to open approximately 40 restaurants in fiscal 2005, as well as upgrade various property, plant and equipment in both segments.

      The amounts of other contingent commercial commitments by expiration period as of April 30, 2004, are as follows:

            Amount of Commitment Expiration
                Per Period (in thousands)
----------------------------------------------------------
   Other         Total
Commercial      Amounts     1 Year    2-3    4-5   After 5
Commitments    Committed   and less  Years  Years   Years
-------------  ---------   --------  -----  -----  -------
Lines of
  credit        $34,620     $34,620   $  -   $ -     $ -
Standby
  letters of
  credit          9,675       9,675   $  -   $ -     $ -
----------------------------------------------------------
Total
  commercial
  commitments   $44,295     $44,295   $  -   $ -     $ -

      On June 11, 2004, the company signed a definitive agreement to acquire SWH Corporation (d/b/a Mimi's Cafe) for $182 million in cash, which includes the assumption of approximately $78.7 million of outstanding indebtedness. Mimi's Cafe is a casual dining chain based in Tustin, Calif., that operates 81 company-owned Mimi's Cafe restaurants in 10 states. The acquisition, which is contingent upon customary regulatory approvals, is expected to be completed in July 2004 and will be financed initially through a committed credit facility, which is expected to be refinanced through a private placement of approximately $190 million in debt securities.

Critical Accounting Policies

      The company's accounting policies are more fully described in Note A of the consolidated financial statements. As discussed in Note A, the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that the following discussion addresses the company's most significant accounting policies, and the following significant accounting policies may involve a higher degree of judgment and complexity.

      The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company records its best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health care claims. The recorded liability includes estimated reserves for both reported

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity, as well as changes in factors such as business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. The employee health care claims reserve estimate is based on management's review of historical claims paid and the historical time lag between the company's incurred claims and when the claims are paid. The company reviews the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in reserves which increases management's confidence level that the recorded reserve is adequate. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, management believes that its calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, the company has been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note G for a further discussion of the company's insurance programs.

      Property, plant and equipment comprise 90% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

      The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2004, 2003, and 2002 would have been lower by $4.1 million, $4.0 million and $2.4 million, respectively, if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based compensation plans.

      The company estimates certain components of its provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes and the tax deductibility of certain other items. The estimates are based on the best available information at the time that the company prepares the tax provision. The company generally files its annual income tax returns several months after its fiscal yearend. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

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

      The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: 1.2%, (1.4)% and 3.2% in 2004, 2003 and 2002, respectively. The impact of same-store sales on overall sales and corresponding profit margins may be significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2004, two restaurants were closed due to poor performance. At the beginning of 2005, the company closed one location due to poor performance. Depending on profitability, as well as changes in access, the company may close additional restaurants in 2005.

      Competition for qualified labor eased in 2003 and 2004 due to overall economic conditions. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.

      Food costs increased significantly in 2004, which had an impact on profitability. Food cost comparisons were favorable in 2003 versus 2002. Management expects commodity prices to continue to remain relatively high in 2005.

      Energy costs were moderate in 2004. Management expects slightly higher prices in 2005. The company will closely monitor energy costs and evaluate all options carefully.

      Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for 2005 are to add approximately 40 new restaurants in comparison to 37 in 2004 and 29 in 2003.

      Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $37.99, $26.46 and $37.84 per hundredweight in 2004, 2003 and 2002, respectively. Trends at the beginning of 2005 lead management to believe that hog costs will be higher in 2005, and operating margins may decrease as a result.

      Another uncertainty is the consumer acceptance of new items. Some of the planned introductions in 2005 for the food products segment include two new Brunch Bowls, three main dish entrees, refrigerated chili and a new Snackwich.

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

               SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                          LITIGATION REFORM ACT OF 1995

--------------------------------------------------------------------------------

The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2005 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors"; accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of Mimi's Cafe; and unanticipated changes in business and economic conditions affecting Mimi's Cafe, as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.