Form 10-K, Exhibit 13
period 2005-04-29
EVANS BOB FARMS INC
filed 2005-07-13
CIK 33769

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

CONSOLIDATED FINANCIAL REVIEW

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

                                           2005(a)           2004(b)             2003            2002(c)            2001
Operating Results
Net sales                               $   1,460,195     $   1,197,997     $   1,091,337     $   1,061,846     $   1,007,508
Operating income                               66,906           113,301           117,133           103,863            83,466
Income before income taxes                     57,672           111,990           115,503           100,836            78,714
Income taxes                                   20,704            39,955            40,426            33,154            27,943
Net income                                     36,968            72,035            75,077            67,682            50,771
Earnings per share of common stock:
  Basic                                 $        1.05     $        2.07     $        2.13     $        1.94     $        1.45
  Diluted                               $        1.04     $        2.03     $        2.10     $        1.91     $        1.44

Financial Position
Working capital                         $    (131,389)    $     (98,375)    $     (93,607)    $     (85,794)    $    (114,449)
Property,plant and equipment - net            956,946           783,397           704,442           648,179           603,063
Total assets                                1,183,986           868,233           784,591           721,973           678,715
Debt:
  Short-term                                   47,000            38,620            36,255            31,750            69,965
  Long-term                                   210,333            24,333            28,333            32,333            36,000
Stockholders' equity                          652,831           630,163           560,919           521,365           457,095

Supplemental Information
for the Year
Capital expenditures                    $     139,587     $     141,037     $     106,268     $      97,006     $      99,807
Depreciation and amortization           $      66,835     $      50,106     $      44,150     $      41,974     $      39,792
Weighted-average shares outstanding:
  Basic                                        35,315            34,878            35,203            34,868            35,005
  Diluted                                      35,644            35,513            35,813            35,490            35,284
Cash dividends declared per share       $        0.48     $        0.48     $        0.44     $        0.39     $        0.36
Common stock market closing prices:
  High                                  $       31.28     $       34.08     $       32.87     $       31.18     $       21.38
  Low                                   $       20.31     $       23.26     $       21.22     $       15.69     $       12.56

Supplemental Information
at Year-End
Employees                                      52,558            42,035            40,446            39,990            38,542
Stockholders                                   33,871            35,044            36,977            36,595            39,466
Market price per share at closing       $       20.40     $       30.73     $       24.91     $       29.59     $       18.85
Book value per share                    $       18.44     $       17.88     $       16.26     $       14.77     $       13.13

(a) On July 7, 2004, the company acquired SWH Corporation (d/b/a Mimi's Cafe), whose results of operations are included from the date of acquisition.

(b) Fiscal 2004 was comprised of 53 weeks of activity versus 52 weeks of activity in each of the other periods presented.

(c) Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted).

CONSOLIDATED BALANCE SHEETS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                                      APRIL 29, 2005      APRIL 30, 2004
                                                                                      --------------      --------------
Assets
Current Assets
  Cash and equivalents                                                                $        5,267      $        3,986
  Accounts receivable                                                                         14,707              13,413
  Inventories                                                                                 24,416              19,540
  Deferred income taxes                                                                       10,623               8,869
  Prepaid expenses                                                                             2,226               1,664
                                                                                      --------------      --------------
    Total Current Assets                                                                      57,239              47,472

Property, Plant and Equipment
  Land                                                                                       252,843             247,695
  Buildings and improvements                                                                 746,597             615,347
  Machinery and equipment                                                                    358,557             276,373
  Construction in progress                                                                    13,898              13,046
                                                                                      --------------      --------------
                                                                                           1,371,895           1,152,461
  Less accumulated depreciation                                                              414,949             369,064
                                                                                      --------------      --------------
    Net Property, Plant and Equipment                                                        956,946             783,397

Other Assets
  Deposits and other                                                                           2,698               3,075
  Long-term investments                                                                       19,278              17,791
  Deferred income taxes                                                                       33,044              14,931
  Goodwill                                                                                    57,364               1,567
  Other intangible assets                                                                     57,417                   0
                                                                                      --------------      --------------
    Total Other Assets                                                                       169,801              37,364
                                                                                      --------------      --------------
                                                                                      $    1,183,986      $      868,233
                                                                                      --------------      --------------

Liabilities and Stockholders' Equity
Current Liabilities
  Line of credit                                                                      $       43,000      $       34,620
  Current maturities of long-term debt                                                         4,000               4,000
  Accounts payable                                                                            24,422              12,390
  Dividends payable                                                                            4,249               4,229
  Federal and state income taxes                                                              21,763              11,375
  Accrued wages and related liabilities                                                       23,767              20,887
  Self insurance                                                                              16,340              17,441
  Other accrued expenses                                                                      51,087              40,905
                                                                                      --------------      --------------
    Total Current Liabilities                                                                188,628             145,847

Long-Term Liabilities
  Deferred compensation                                                                       17,046              13,519
  Deferred income taxes                                                                       99,126              54,371
  Deferred rent                                                                               16,022                   0
  Long-term debt                                                                             210,333              24,333
                                                                                      --------------      --------------
    Total Long-Term Liabilities                                                              342,527              92,223

Stockholders' Equity
  Common stock,$.01 par value; authorized 100,000,000 shares; issued
    42,638,118 shares in 2005 and 2004                                                           426                 426
  Preferred stock,$500 par value; authorized 1,200 shares; issued 120 shares
    in 2005 and 2004                                                                              60                  60
  Capital in excess of par value                                                             149,593             149,967
  Retained earnings                                                                          633,372             613,371
  Treasury stock, 7,234,365 shares in 2005 and 7,397,219 shares
    in 2004, at cost                                                                        (130,620)           (133,661)
                                                                                      --------------      --------------
    Total Stockholders' Equity                                                               652,831             630,163
                                                                                      --------------      --------------
                                                                                      $    1,183,986      $      868,233
                                                                                      --------------      --------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 29, 2005;April 30, 2004; and April 25, 2003           2005             2004             2003
-------------------------------------------------------------       ------------     ------------     ------------
Net Sales                                                           $  1,460,195     $  1,197,997     $  1,091,337

  Cost of sales                                                          443,226          340,840          286,977
  Operating wage and fringe benefit expenses                             530,995          418,029          379,875
  Other operating expenses                                               236,811          174,932          164,916
  Selling, general and administrative expenses                           115,422          100,789           98,286
  Depreciation and amortization expense                                   66,835           50,106           44,150
                                                                    ------------     ------------     ------------

Operating Income                                                          66,906          113,301          117,133

  Net interest expense                                                     9,234            1,311            1,630
                                                                    ------------     ------------     ------------

Income Before Income Taxes                                                57,672          111,990          115,503

  Provisions For Income Taxes                                             20,704           39,955           40,426
                                                                    ------------     ------------     ------------

Net Income                                                          $     36,968     $     72,035     $     75,077
                                                                    ------------     ------------     ------------

Earnings Per Share - Basic                                          $       1.05     $       2.07     $       2.13
                                                                    ------------     ------------     ------------

Earnings Per Share - Diluted                                        $       1.04     $       2.03     $       2.10
                                                                    ------------     ------------     ------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

                                                                        Capital
                                                 Common   Preferred    in Excess      Retained     Treasury
                                                 Stock      Stock     of Par Value    Earnings       Stock       Total
                                                 ------   ---------   ------------   ----------   ----------   ----------
Stockholders' Equity at 4/26/02                  $  426   $      60   $    151,264   $  498,522   $ (128,907)  $  521,365
                                                 ------   ---------   ------------   ----------   ----------   ----------

Net income                                                                               75,077                    75,077
Dividends declared                                                                      (15,452)                  (15,452)
Treasury stock repurchased                                                                           (30,024)     (30,024)
Treasury stock reissued under employee plans                                (3,084)                   10,964        7,880
Stock options granted under employee plans                                     229                                    229
Tax reductions - employee plans                                              1,844                                  1,844

                                                 ------   ---------   ------------   ----------   ----------   ----------
Stockholders' Equity at 4/25/03                     426          60        150,253      558,147     (147,967)     560,919
                                                 ------   ---------   ------------   ----------   ----------   ----------

Net income                                                                               72,035                    72,035
Dividends declared                                                                      (16,811)                  (16,811)
Treasury stock repurchased                                                                            (3,171)      (3,171)
Treasury stock reissued under employee plans                                (4,058)                   17,477       13,419
Tax reductions - employee plans                                              3,772                                  3,772

                                                 ------   ---------   ------------   ----------   ----------   ----------
Stockholders' Equity at 4/30/04                     426          60        149,967      613,371     (133,661)     630,163
                                                 ------   ---------   ------------   ----------   ----------   ----------

Net income                                                                               36,968                    36,968
Dividends declared                                                                      (16,967)                  (16,967)
Treasury stock reissued under employee plans                                  (718)                    3,041        2,323
Tax reductions - employee plans                                                344                                    344

                                                 ------   ---------   ------------   ----------   ----------   ----------
Stockholders' Equity at 4/29/05                  $  426   $      60   $    149,593   $  633,372   $ (130,620)  $  652,831
                                                 ------   ---------   ------------   ----------   ----------   ----------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 29, 2005; April 30, 2004; and April 25, 2003         2005              2004              2003
--------------------------------------------------------------     ------------      ------------      ------------
Operating Activities
Net income                                                         $     36,968      $     72,035      $     75,077
Adjustments to reconcile net income to net
    cash provided by operating activities:
  Depreciation and amortization                                          66,835            50,106            44,150
  Deferred compensation                                                   1,920             4,965             2,372
  Deferred income taxes                                                   3,006             7,471            12,666
  Loss on disposal of assets                                              3,167             1,269             1,349
  (Gain) loss on long-term investments                                     (247)           (1,871)            1,738
  Compensation expense attributable to stock plans                          295               681             1,488
  Deferred rent                                                           5,468                 0                 0
  Cash provided by (used for) current assets
    and current liabilities:
    Accounts receivable                                                       9            (2,298)              514
    Inventories                                                          (1,489)           (2,668)           (1,620)
    Prepaid expenses                                                        487               311              (959)
    Accounts payable                                                      3,430             2,016              (367)
    Federal and state income taxes                                       10,732             4,427             3,235
    Accrued wages and related liabilities                                  (967)            2,053              (970)
    Self insurance                                                       (1,281)           (1,800)            1,519
    Other accrued expenses                                                1,718              (138)            4,710
                                                                   ------------      ------------      ------------
      Net cash provided by operating activities                         130,051           136,559           144,902

Investing Activities
Purchase of property, plant and equipment                              (139,587)         (141,037)         (106,268)
Acquisition of business, net of cash acquired                          (183,168)                0                 0
Purchase of long-term investments                                        (1,674)           (2,048)           (4,282)
Proceeds from sale of property, plant
    and equipment                                                        14,747             9,853             4,940
Other                                                                     1,451                37               (75)
                                                                   ------------      ------------      ------------
      Net cash used in investing activities                            (308,231)         (133,195)         (105,685)

Financing Activities
Cash dividends paid                                                     (16,947)          (16,376)          (15,187)
Purchase of treasury stock                                                    0            (3,171)          (30,024)
Line of credit                                                            8,380             2,365             4,505
Proceeds from debt issuance                                             372,775                 0                 0
Principal payments on long-term debt                                   (186,775)           (4,000)           (4,000)
Proceeds from issuance of treasury stock                                  2,028            12,738             6,621
                                                                   ------------      ------------      ------------
      Net cash provided by (used in) financing activities               179,461            (8,444)          (38,085)
                                                                   ------------      ------------      ------------
Increase (decrease) in cash and equivalents                               1,281            (5,080)            1,132
Cash and equivalents at the beginning of the year                         3,986             9,066             7,934
                                                                   ------------      ------------      ------------
Cash and equivalents at the end of the year                        $      5,267      $      3,986      $      9,066
                                                                   ------------      ------------      ------------

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

Note A - Summary of Significant
Accounting Policies

DESCRIPTION OF BUSINESS: Bob Evans Farms, Inc. (the "company") owns and operates 591 full-service, family restaurants in 21 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States, while Owens Restaurants operate in Texas. In addition, the company owns and operates 92 Mimi's Cafe casual restaurants located in 13 states, primarily in California and other western states. The company is also a leading producer and distributor of pork sausage and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. The company acquired SWH Corporation (d/b/a Mimi's Cafe)("Mimi's") in the first quarter of fiscal 2005 (see Note G).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The company's fiscal year ends on the last Friday in April. References herein to 2005, 2004 and 2003 refer to fiscal years ended April 29, 2005; April 30, 2004; and April 25, 2003, respectively. Fiscal year 2004 was comprised of 53 weeks. All other years presented were comprised of 52 weeks.

REVENUE RECOGNITION: Revenue is recognized in the restaurant segment at the point of sale, other than revenue from the sale of gift cards and gift certificates, which is deferred and recognized upon redemption. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

CASH EQUIVALENTS: The company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($19,167 in 2005 and $14,181 in 2004) and finished goods ($5,249 in 2005 and $5,359 in 2004).

PROPERTY, PLANT AND EQUIPMENT: The company states property, plant and equipment at cost less accumulated depreciation. The straight-line depreciation method is used for nearly all capitalized assets, although some assets purchased prior to 1995 continue to be depreciated using accelerated methods. Depreciation is calculated at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). Improvements to leased properties are amortized over the shorter of their useful lives or the lease terms, as defined by Statement of Financial Accounting Standards (SFAS) No.13, Accounting for Leases.

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

GOODWILL: Goodwill, which represents the cost in excess of fair market value of net assets acquired, was $57,364 and $1,567 at the end of 2005 and 2004, respectively. Beginning in 2003, the company ceased amortization of goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is tested for impairment at the beginning of the fourth quarter each year (see Note
H).

OTHER INTANGIBLE ASSETS: Other intangible assets consist of a business trade name and restaurant concept, and represent allocations of the purchase price of the company's acquisition of Mimi's based on an independent valuation (see Notes G and H). The trade name intangible asset is deemed to have an indefinite economic life and is not amortized. It will be tested for impairment at the beginning of the fourth quarter each year. The restaurant concept intangible is amortized on a straight-line basis over its estimated economic life of 15 years.

FINANCIAL INSTRUMENTS: The fair values of the company's financial instruments approximate their carrying values at April 29, 2005, and April 30, 2004. The company does not use derivative financial instruments for speculative purposes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

PRE-OPENING EXPENSES: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

ADVERTISING COSTS: The company expenses advertising costs as incurred. Advertising expense was $46,690; $42,295; and $43,602 in 2005, 2004 and 2003,
respectively.

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

EARNINGS PER SHARE: Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of outstanding stock options.

      The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

                                 2005      2004        2003
                                ------    ------      ------
Basic                           35,315    34,878      35,203
Dilutive stock options             329       635         610
                                ------    ------      ------
Diluted                         35,644    35,513      35,813
                                ======    ======      ======

      Options to purchase 2,126,186; 696,387; and 653,571 shares of common stock in 2005, 2004 and 2003, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

STOCK-BASED EMPLOYEE COMPENSATION: At April 29, 2005, the company had various stock-based employee compensation plans that are described more fully in Note
D. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value was $0 in both 2005 and 2004 and $229 in 2003.

      The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                 2005        2004        2003
                              ----------  ----------   ---------
Net Income, as reported       $   36,968  $   72,035   $  75,077

Add: Stock-based
employee compensation
cost, net of related tax
effects, included in
reported net income                  190         438         967

Deduct: Stock-based
employee compensation
cost, net of related tax
effects, determined under
the fair value method
for all awards                    (5,568)     (4,562)     (4,980)
                              ----------  ----------   ---------
   Net Income, Pro forma      $   31,590  $   67,911   $  71,064
                              ----------  ----------   ---------
Earnings Per Share
     - Basic

     As reported              $     1.05  $     2.07   $    2.13
     Pro forma                $     0.89  $     1.95   $    2.02

Earnings Per Share
        - Diluted
     As reported              $     1.04  $     2.03   $    2.10
     Pro forma                $     0.89  $     1.91   $    1.99

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

Reflected in these pro forma amounts are weighted-average fair values of options of $7.96, $7.88 and $10.16 in 2005, 2004 and 2003, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

                             2005       2004       2003
                            -----      -----      -----
Dividend yield               1.85%      1.85%      1.72%
Expected volatility         37.66%     40.29%     41.25%
Risk-free interest rate      3.66%      1.73%      3.96%
Expected life (in years)      4.1        3.8        4.1

LEASES: Rent expense for the company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No.13. The lease term begins when the company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between the straight-line rent calculation and rent paid is recorded as deferred rent in the consolidated balance sheets. Straight-line rent recorded during the build-out period for new restaurants is capitalized as a cost of constructing the related leasehold improvements. Straight-line rent from the date the premises are ready for their intended use through the restaurant opening date (generally a one-month period) is expensed. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.

      In some instances the company has received contributions from landlords to help fund the construction of new restaurants. In accordance with SFAS No. 13 and Financial Accounting Standards Board ("FASB") Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, the company has accounted for such landlord contributions as lease incentive obligations that are amortized as a reduction to lease expense over the applicable lease term. The lease incentive obligations are included in the consolidated balance sheets as deferred rent.

NEW ACCOUNTING PRONOUNCEMENTS: In December 2002, the FASB issued SFAS No. 123
(R), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award. This new standard will be effective for the company in the first quarter of fiscal 2007. The company has not yet determined the method of adoption nor the effect of adopting this standard.

Note B - Long-Term Debt and Credit Arrangements

   Long-term debt is comprised of the following:

                              APRIL 29, 2005    APRIL 30, 2004
                              --------------    --------------
Unsecured senior
  notes issued
  July 28, 2004:
     Series A, due
     July 2007, 3.74%         $       30,000    $            0
     Series B, due
     July 2010, 4.61%                 40,000                 0
     Series C, due
     July 2014, 5.12%                 95,000                 0
     Series D, due
     July 2016, 5.67%                 25,000                 0

Unsecured note
  issued April 2001,
  due May 2008, 7.35%                 24,333            28,333
                              --------------    --------------
Total long-term debt                 214,333            28,333
Less: current portion
  of long-term debt                    4,000             4,000
                              --------------    --------------
Long-term debt less
  current portion             $      210,333    $       24,333
                              ==============    ==============

      On July 7, 2004, the company established a $183,000 short-term committed credit facility with a bank to finance the acquisition of Mimi's. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190,000 in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted average interest rate of 4.9% paid quarterly.

      In April 2001, the company issued a $40,000 unsecured note to a bank, which bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity.

      Both of these long-term credit facilities are subject to various customary covenants and restrictions that, among other things, require certain net worth and fixed charge coverage ratios and place limitations on indebtedness. As of April 29, 2005, the company was in compliance with the covenants contained in these credit agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

      Maturities of long-term debt are as follows:

2006                                    $   4,000
2007                                        4,000
2008                                       34,000
2009                                       39,237
2010                                       26,904
Thereafter                                106,192
                                        ---------
Total                                   $ 214,333
                                        =========

      The company also has arrangements with certain banks from which it may borrow up to $100,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 29, 2005, $43,000 was outstanding under these arrangements, and unused bank lines of credit available were $57,000. During 2005 and 2004, respectively, the maximum amounts outstanding under these unsecured lines of credit were $47,620 and $45,540, and the average amounts outstanding were $39,481 and $36,826 with weighted-average interest rates of 2.50% and 1.70%. All interest paid on these arrangements is at floating rates.

      Interest costs of $1,170; $1,474; and $1,335 incurred in 2005, 2004 and 2003, respectively, were capitalized in connection with the company's construction activities.

Note C - Income Taxes

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 29, 2005, and April 30, 2004, were as follows:

                                              APRIL 29, 2005   APRIL 30, 2004
                                              --------------   --------------
Deferred tax assets:
   Loss on impaired assets                      $   7,546        $   7,546
   Self-insurance                                   7,861            6,453
   Vacation pay                                     1,755            1,381
   Stock and deferred compensation plans            8,740            7,385
   Accrued bonus                                      210              440
   Tax credits                                     10,525                0
   Deferred rent                                    6,233                0
   Inventory and other                                797              595
                                                ---------        ---------
   Total deferred tax assets                       43,667           23,800

Deferred tax liabilities:
   Accelerated depreciation/asset disposals        75,607           52,992
   Intangible assets                               22,392                0
   Other                                            1,127            1,379
                                                ---------        ---------
   Total deferred tax liabilities                  99,126           54,371
                                                ---------        ---------
   Net deferred tax liabilities                 $  55,459        $  30,571
                                                ---------        ---------

Significant components of the provisions for income taxes are as follows:

                                   2005      2004      2003
                                ---------  --------  --------
Current:
   Federal                      $  14,779  $ 29,590  $ 25,080
   State                            2,919     2,894     2,680
                                ---------  --------  --------
   Total current                   17,698    32,484    27,760
Deferred, primarily federal         3,006     7,471    12,666
                                ---------  --------  --------
   Total tax provisions         $  20,704  $ 39,955  $ 40,426
                                ---------  --------  --------

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                     2005       2004       2003
                                   --------   --------   --------
Tax at statutory rate              $ 20,185   $ 39,196   $ 40,426
State income tax (net)                1,897      1,881      1,743
Limited partnership tax credits      (1,147)    (1,151)    (1,163)
Other                                  (231)        29       (580)
                                   --------   --------   --------
   Provisions for income taxes     $ 20,704   $ 39,955   $ 40,426
                                   --------   --------   --------

Taxes paid during 2005, 2004 and 2003 were $6,932; $25,901; and $22,383, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

      The company's effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the company in the various jurisdictions in which the company operates. Significant judgment is required in determining the company's effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

      A number of years may elapse before a particular matter, for which the company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company's cash. Favorable resolution would be recognized as a reduction to the company's effective tax rate in the period of resolution.

Note D - Stock-Based Compensation Plans

      The company has equity compensation plans adopted in 1991, 1994 and 1998 and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for: 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

      The company's supplemental executive retirement plan ("SERP") provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of nonqualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock. The last grant of stock options under the 1992 plan was in 2003; the company does not intend to grant additional stock options under this plan.

      Options granted under the 1992 plan expire five years after the earlier of the date the recipient attains age 65 or dies. All other options may be granted for a period of up to 10 years.

      The following table summarizes option-related activity for the last three years:

                                 SHARES          PRICE RANGE
                               ---------------------------------
Outstanding, April 26, 2002    2,463,567   $  6.56  to   $ 21.38
                               ---------   -------       -------
Granted                          744,715     14.91  to     31.16
Exercised                       (381,482)     8.69  to     31.16
Canceled or expired              (41,419)    14.44  to     31.16
                               ---------   -------       -------
Outstanding, April 25, 2003    2,785,381      6.56  to     31.16
                               ---------   -------       -------
Granted                          766,893     27.84  to     27.84
Exercised                       (795,305)     6.78  to     31.16
Canceled or expired              (43,963)     6.56  to     31.16
                               ---------   -------       -------
Outstanding, April 30, 2004    2,713,006      6.56  to     31.16
                               ---------   -------       -------
Granted                          898,207     24.53  to     26.68
Exercised                       (164,676)     6.78  to     21.38
Canceled or expired             (108,800)     6.78  to     31.16
                               ---------   -------       -------
Outstanding, April 29, 2005    3,337,737   $  6.56  to   $ 31.16
                               ---------   -------       -------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

      In addition to the shares subject to outstanding options, 866,954 shares were available for grant under the company's equity compensation plans at April 29, 2005.

      The following table summarizes information regarding stock options outstanding at April 29, 2005:

                                       Options Outstanding                  Options Exercisable
                          --------------------------------------------  --------------------------
                            Number       Weighted-Avg.   Weighted-Avg.    Number     Weighted-Avg.
                          Outstanding     Remaining        Exercise     Exercisable    Exercise
Range of Exercise Prices  at 4/29/05   Contractual Life      Price      at 4/29/05       Price
------------------------  -----------  ----------------  -------------  -----------  -------------
$   6.56   to   $  16.99      366,621       8.4             $ 11.97         235,930    $ 13.24
   17.00   to      18.99      451,980       5.8               17.46         432,920      17.46
   19.00   to      21.99      295,923       3.9               19.80         295,923      19.80
   22.00   to      26.99      859,291       9.1               26.56          75,192      26.68
   27.00   to      30.99      720,299       8.1               27.84         302,815      27.84
   31.00   to      31.16      643,623       6.5               31.16         447,834      31.16
--------        --------    ---------       ---             -------       ---------    -------
$   6.56   to   $  31.16    3,337,737       7.4             $ 24.29       1,790,614    $ 22.86
--------        --------    ---------       ---             -------       ---------    -------

      The company's long-term incentive plan ("LTIP") for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2005 and 2004, 14,976 and 71,926 shares, respectively were awarded as part of the LTIP. Compensation expense attributable to the LTIP was $383 in 2005, $681 in 2004 and $1,259 in 2003.

Note E - Other Compensation Plans

      The company has a defined contribution plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2005, 2004 and 2003 were $4,300; $3,974; and $3,833, respectively.

      In 1999, the company implemented the Bob Evans Executive Deferral Plan ("BEEDP"). The BEEDP is a nonqualified plan that provides certain executives the opportunity to defer a portion of their current income to future years.

      The company's SERP previously provided executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation rather than nonqualified stock options. Since 2003, all awards have been in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $388; $379; and $2,398 in 2005, 2004 and 2003, respectively.

Note F - Commitments and Contingencies

      The company leases certain restaurant facilities under operating leases having initial terms that primarily expire approximately 20 years from inception. The leases typically contain renewal clauses of five to 30 years exercisable at the option of the company. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined by the terms of the applicable lease agreement. Most of the leases also contain either fixed or inflation-adjusted escalation clauses. Future minimum rental payments on operating leases are as follows:

2006          $  17,784
2007             17,679
2008             17,179
2009             16,903
2010             16,645
Thereafter      192,058
              ---------
Total         $ 278,248
              ---------

      At April 29, 2005, the company also had contractual commitments of approximately $35,517 for restaurant construction, plant equipment additions and purchases of land and inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

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

      Management believes that it has recorded reserves for casualty losses and employee health care claims at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty losses and employee health care claims liabilities would not change materially under different conditions and/or different methods. However, due to the inherent volatility of actuarially determined casualty losses and employee health care claims, it is reasonably possible that the company could experience changes in estimated losses, which could be material to both quarterly and annual net income.

      In 2005, the company received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998-2003. The company has petitioned the State of Ohio for a reassessment, as the company believes its positions on tax returns filed are correct. However, in the event that the company does not ultimately prevail, management believes that recorded reserves are adequate to meet any future tax-related payments to the State of Ohio.

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

Note G - Acquisition

      On July 7, 2004, the company acquired all of the stock of Mimi's (based in Tustin, Calif.) for approximately $106 million in cash, plus the assumption of approximately $79 million in outstanding indebtedness, which was paid in full at the closing of the acquisition.

      The acquisition was financed through a committed credit facility of approximately $183 million; the proceeds of which were used to purchase all of the outstanding stock of Mimi's, repay existing indebtedness of Mimi's and pay certain transaction expenses. The credit facility was refinanced on July 28, 2004, through a private placement of $190 million in unsecured senior notes (see Note B).

      On July 7, 2004, Mimi's operated 81 company-owned Mimi's Cafe restaurants in 10 states, with most locations in California and other western states. The restaurants are open for breakfast, lunch and dinner, and offer a wide variety of freshly prepared food in an atmosphere reminiscent of a New Orleans cafe or European bistro. The transaction was accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations, and accordingly, the results of operations of Mimi's have been included in the company's consolidated financial statements from the date of acquisition.

      The primary reason for the acquisition was to add a complementary growth vehicle in the casual segment of the restaurant industry. The company attributes the goodwill associated with the transaction to the long-term historical financial performance and the anticipated future performance of Mimi's.

      The purchase price allocation to the acquired net assets is as follows:

Current assets                          $    7,430
Property and equipment, net                117,860
Other assets                                   356
Goodwill                                    55,797
Intangible asset - trade name               45,800
Intangible asset - restaurant concept       12,300
Current liabilities                        (20,641)
Deferred compensation                       (1,607)
Net deferred tax liability                 (21,882)
Deferred rent                              (10,554)
                                        ----------
  Cash paid                                184,859
  Less: cash acquired                       (1,691)
                                        ----------
  Net cash paid for acquisition         $  183,168
                                        ----------

      The intangible asset related to the trade name is deemed to have an indefinite economic life and is not subject to amortization. It will be tested for impairment at the beginning of the fourth quarter each year. The intangible asset related to the restaurant concept is subject to amortization and will be amortized on a straight-line basis over its estimated economic useful life of 15 years. None of the goodwill balance is expected to be deductible for tax purposes.

      Deferred rent represents fair value adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

      The following table illustrates the pro forma impact on certain financial results if the acquisition had occurred at the beginning of fiscal 2004. The amounts have been updated to reflect the purchase price allocation shown above. The pro-forma financial information does not purport to be indicative of the operating results that would have been achieved had the acquisition been consummated at the beginning of fiscal 2004 and should not be construed as representative of future operating results.

                          2005         2004
                      -----------   -----------
Net sales             $ 1,510,864    $1,454,001
Net income            $    36,921    $   69,324

Earnings per share:
   Basic              $      1.05    $     1.99
   Diluted            $      1.04    $     1.95

Note H - Goodwill and Other Intangible Assets

      At the beginning of the fourth quarter of 2005 and 2004, the company completed its annual impairment test required under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The company determined that no impairment existed and as a result, no impairment losses were recorded in 2005 or 2004.

      The changes in goodwill are summarized below:

                      RESTAURANT  FOOD PRODUCTS
                        SEGMENT      SEGMENT       TOTAL
April 30, 2004, and
   April 25, 2003,
   carrying amount    $        0     $ 1,567     $   1,567
Goodwill acquired
   (see Note G)           55,797           0        55,797
                      ----------     -------     ---------
April 29, 2005,
   carrying amount    $   55,797     $ 1,567     $  57,364
                      ----------     -------     ---------

      Intangible assets at April 29, 2005, consisted of the following (see Note
G):

                         GROSS                     NET
                       CARRYING   ACCUMULATED    CARRYING
                        AMOUNT    AMORTIZATION    AMOUNT
Amortized
   intangible assets:
Restaurant concept
   (15-year life)      $ 12,300      $ 683       $ 11,617

Unamortized
   intangible assets:
Business trade name                                45,800
                                                 --------
Total net carrying amount                        $ 57,417
                                                 --------

      The amortization expense related to these intangible assets was $683 in 2005; the company did not have these intangible assets prior to 2005. Amortization expense related to intangible assets for the next five years is expected to be $820 each year.

Note I - Quarterly Financial Data (Unaudited)

                              FIRST QUARTER        SECOND QUARTER        THIRD QUARTER         FOURTH QUARTER
                             2005      2004       2005       2004       2005        2004       2005       2004
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales                 $ 320,615  $ 295,472  $ 376,020  $ 297,260  $ 380,976  $ 291,397  $ 382,584  $ 313,868
Gross profit                 23,084     30,428     19,184     28,196     13,119     24,457     11,519     30,220
Net income                   14,236     19,246     10,569     17,900      6,636     15,591      5,527     19,298
Earnings per share:
   Basic                  $    0.40  $    0.56  $    0.30  $    0.52      $0.19  $    0.45  $    0.16  $    0.55
   Diluted                     0.40       0.55       0.30       0.51       0.19       0.44       0.16       0.54
Common stock
   bid prices:
   High                   $   31.84  $   29.07  $   28.54  $   29.60  $   26.45  $   33.25  $   24.59  $   34.37
   Low                        24.45      23.00      22.49      24.79      23.60      28.07      19.91      30.44
Cash dividends declared   $    0.12  $    0.12  $    0.12  $    0.12  $    0.12  $    0.12  $    0.12  $    0.12

-     Gross profit represents operating income.

- Each fiscal quarter is comprised of a 13-week period, with the exception of a 14-week period in the fourth quarter in fiscal 2004.

- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.

- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol-BOBE), which is the principal market for the company's common stock.

- The number of stockholders of the company's common stock at June 20, 2005, was 33,824.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries - April 29, 2005
Dollars in thousands unless otherwise noted, except per share amounts

Note J - Industry Segments

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

      Information on the company's industry segments is summarized as follows:

                                              2005           2004            2003
                                          -----------     -----------     -----------
Sales
   Restaurant operations                  $ 1,230,301     $   984,896     $   902,345
   Food products                              269,903         248,373         219,820
                                          -----------     -----------     -----------
                                            1,500,204       1,233,269       1,122,165
   Intersegment sales of food products        (40,009)        (35,272)        (30,828)
                                          -----------     -----------     -----------
        Total                             $ 1,460,195     $ 1,197,997     $ 1,091,337
                                          ===========     ===========     ===========
Operating Income
     Restaurant operations                $    57,710     $    95,878     $    92,896
     Food products                              9,196          17,423          24,237
                                          -----------     -----------     -----------
        Total                             $    66,906     $   113,301     $   117,133
                                          ===========     ===========     ===========
Depreciation and Amortization Expense
     Restaurant operations                $    58,790     $    42,516     $    37,482
     Food products                              8,045           7,590           6,668
                                          -----------     -----------     -----------
        Total                             $    66,835     $    50,106     $    44,150
                                          ===========     ===========     ===========
Capital Expenditures
     Restaurant operations                $   132,683     $   121,366     $    97,113
     Food products                              6,904          19,671           9,155
                                          -----------     -----------     -----------
        Total                             $   139,587     $   141,037     $   106,268
                                          ===========     ===========     ===========
Identifiable Assets
     Restaurant operations                $ 1,041,386     $   749,599     $   680,843
     Food products                             79,608          76,933          65,472
                                          -----------     -----------     -----------
                                            1,120,994         826,532         746,315
     General corporate assets                  62,992          41,701          38,276
                                          -----------     -----------     -----------
        Total                             $ 1,183,986     $   868,233     $   784,591
                                          ===========     ===========     ===========

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

      To the Stockholders of Bob Evans Farms, Inc.:

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

      With the supervision of our president and chief executive officer and our chief financial officer, management assessed our internal control over financial reporting as of April 29, 2005, the end of our fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

      Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. This assessment excluded the internal control over financial reporting of SWH Corporation (d/b/a Mimi's Cafe), which Bob Evans Farms, Inc. acquired on July 7, 2004, and whose financial statements reflect total assets and net sales constituting 22% and 16%, respectively, of the related consolidated financial statements as of and for the year ended April 29, 2005.

      We reviewed the results of management's assessment with the audit committee of our board of directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of the company's internal control over financial reporting. Ernst & Young has issued an attestation report concurring with management's assessment, which is included in this annual report.

/s/ Stewart K. Owens
----------------------
Stewart K. Owens
President and Chief
Executive Officer

/s/ Donald J. Radkoski
-----------------------
Donald J. Radkoski
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

      We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 29, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Bob Evans Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

      A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of SWH Corporation (d/b/a Mimi's Cafe), which the company acquired on July 7, 2004, and whose financial statements reflect total assets and net sales constituting 22% and 16%, respectively, of the related consolidated financial statements as of and for the year ended April 29, 2005. Our audit of internal control over financial reporting of the company also did not include an evaluation of the internal control over financial reporting of SWH Corporation.

      In our opinion, management's assessment that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 29, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bob Evans Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2005, based on the COSO criteria.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Bob Evans Farms, Inc. and our report dated June 6, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Columbus, Ohio
June 6, 2005

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

      We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 29, 2005, and April 30, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 29, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 29, 2005, and April 30, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 29, 2005, in conformity with accounting principles generally accepted in the United States.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bob Evans Farms, Inc.'s internal control over financial reporting as of April 29, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2005, expressed an unqualified opinion.

ERNST & YOUNG LLP

Columbus, Ohio
June 6, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

Results of Operations

      The company owns and operates 683 full-service restaurants, including 591 Bob Evans Restaurants in 21 states and 92 Mimi's Cafe restaurants in 13 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States, while Owens Restaurants operate in Texas. Mimi's Cafe restaurants are primarily located in California and other western states. Revenue in the restaurant segment is recognized at the point of sale.

      The company also produces and distributes fresh and fully cooked pork products and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

      References herein to 2006, 2005, 2004 and 2003 refer to fiscal years. Fiscal 2004 is a 53-week year, whereas all other years presented are 52-week years. The company acquired SWH Corporation (d/b/a Mimi's Cafe) ("Mimi's") on July 7, 2004 (see Note G of the consolidated financial statements). The results of operations of Mimi's have only been included in the company's consolidated financial statements from the date of acquisition, which will impact comparisons to prior years.

General Overview

      The following table reflects data for the company's fiscal year ended April 29, 2005, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying consolidated statements of income. Also included is data for the company's two industry segments - restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

(Dollars in
thousands)               CONSOLIDATED RESULTS              RESTAURANT SEGMENT            FOOD PRODUCTS SEGMENT
---------------- ---------------------------------   ------------------------------  ----------------------------
                    2005        2004        2003       2005       2004      2003      2005      2004      2003
                 ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------
Net sales        $1,460,195  $1,197,997  $1,091,337  $1,230,301  $984,896  $902,345  $229,894  $213,101  $188,992
Operating income $   66,906  $  113,301  $  117,133  $   57,710  $ 95,878  $ 92,896  $  9,196  $ 17,423  $ 24,237

Cost of sales          30.3%       28.4%       26.3%       25.9%     24.4%     23.6%     53.9%     47.3%     39.0%
Operating wages        36.4%       34.9%       34.8%       40.9%     39.6%     39.2%     12.2%     13.4%     14.0%
Other operating        16.2%       14.6%       15.1%       18.2%     16.6%     17.1%      5.5%      5.3%      5.5%
S.G.&A.                 7.9%        8.4%        9.0%        5.5%      5.4%      5.6%     20.9%     22.2%     25.2%
Depreciation
  & amortization        4.6%        4.2%        4.1%        4.8%      4.3%      4.2%      3.5%      3.6%      3.5%
                 ----------  ----------  ----------   ----------  --------  --------  --------  --------  --------
Operating income        4.6%        9.5%       10.7%        4.7%      9.7%     10.3%      4.0%      8.2%     12.8%

Restaurant Segment Overview

      The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, same-store sales (defined in the sales section below), labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2005, the two factors that had the greatest impact on restaurant segment profitability were lower same-store sales at Bob Evans Restaurants and, to a lesser extent, the higher food cost at Bob Evans Restaurants and Mimi's.

      Same-store sales in 2005 at Bob Evans Restaurants decreased 3.6% compared to 2004 (excluding the extra week in 2004). Management believes that economic pressures on core customers (who skew older) and a lagging economic recovery in the Midwest negatively impacted same-store sales.

      The inclusion of Mimi's results had a significant impact on the cost of sales ratio in the restaurant segment. Mimi's restaurants traditionally have a higher food cost average than Bob Evans Restaurants due primarily to a higher concentration on lunch and dinner.

      Initiatives to enhance customers' value perceptions and overall satisfaction levels at Bob Evans Restaurants increased costs in the second half of the fiscal year. This impact was reflected in cost of sales and operating wages.

      These factors are discussed further in the detailed sections that follow. However, the end result is that restaurant operating income decreased $38.2 million, or 39.8%, in 2005 compared to 2004. Furthermore, the segment's operating income margin fell to 4.7% from 9.7% during the same periods. Excluding the impact of the extra week in 2004, management estimates that restaurant operating income would have decreased $33.7 million, or 36.9%, in 2005 versus 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

Food Products Segment Overview

      The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2005, the two factors that had the greatest impact on food products segment profitability were higher-than-expected sales growth and the dramatic increase in hog costs.

      Food products segment net sales increased 7.9% in 2005 compared to 2004. Excluding the impact of the extra week in 2004, food products net sales increased 9.9% in 2005 compared to 2004. The higher net sales were driven by a combination of a 5.4% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes), an approximate 5% price increase in manufactured products and less discounting (via promotional spending). The comparable pounds sold calculation excludes the extra week in 2004. Promotional spending represents sales incentives in the form of "off-invoice" deductions, cooperative advertising programs and coupons, which are all classified as a reduction of net sales. The decrease in promotional spending, which did not significantly lessen sales volume, resulted in a higher net sales price and better profit margins for the products sold.

      Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs increased 33.2% in 2005 and caused cost of sales in the food products segment to increase from 47.3% to 53.9% of sales in 2005 compared to 2004. The significant increase in cost of sales more than offset the increase in net sales, which resulted in a decrease in operating income of $8.2 million, or 47.2%, compared to 2004. Excluding the extra week in 2004, food products operating income decreased $7.7 million or 45.5% in 2005 compared to 2004.

Sales

      Consolidated net sales increased $262.2 million, or 21.9%, in 2005 compared to 2004. The 2005 increase was the net result of a $245.4 million increase in restaurant segment sales and a $16.8 million increase in food products segment sales. Impacting the net sales comparison were $238.0 million of sales at Mimi's in 2005 and $22.3 million of sales in 2004 due to the extra week of operations.

      Restaurant segment sales accounted for 84.3%, 82.2% and 82.7% of total sales in 2005, 2004 and 2003, respectively. The $245.4 million additional restaurant sales in 2005 represented a 24.9% increase over 2004 sales, which were 9.1% higher than 2003 sales. Excluding the impact of the extra week in 2004, restaurant sales increased 27.4% in 2005 over 2004 and 7.1% in 2004 over 2003. The increase in restaurant sales in 2005 was mostly the result of the inclusion of Mimi's ($238.0 million in sales for 2005) as well as more restaurants in operation, partially offset by a 3.6% decrease in same-store sales at Bob Evans Restaurants (excluding the impact of the extra week in 2004). Same-store sales at Bob Evans Restaurants increased 1.2% in 2004 (excluding the impact of the extra week in 2004) and decreased 1.4% in 2003. These same-store sales comparisons included average menu price increases of 1.5%, 2.3% and 2.8% in 2005, 2004 and 2003, respectively. Bob Evans Restaurant same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to the start of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.

      Additional restaurant sales growth in 2005 was provided by an increase in the number of operating locations: 683 restaurants in operation at the end of 2005 (591 Bob Evans Restaurants and 92 Mimi's restaurants) versus 558 Bob Evans Restaurants at the end of 2004. The 2005 Bob Evans Restaurant openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida and Pennsylvania. During 2005, four under-performing Bob Evans Restaurants were closed. Mimi's 2005 openings included two stores in each of California, Florida and Missouri, as well as the first stores in Nebraska and Ohio. The chart below summarizes the restaurant openings and closings during the last two years for Bob Evans Restaurants and three quarters for Mimi's:

BOB EVANS RESTAURANTS:

                       BEGINNING  OPENED  CLOSED  ENDING
                       ---------  ------  ------  ------
Fiscal year 2005
First quarter             558       11      2      567
Second quarter            567       12      1      578
Third quarter             578       10      1      587
Fourth quarter            587        4      0      591

Fiscal year 2004
First quarter             523        3      2      524
Second quarter            524       11      0      535
Third quarter             535       12      0      547
Fourth quarter            547       11      0      558

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

MIMI'S RESTAURANTS:

                      BEGINNING   OPENED   CLOSED   ENDING
                      ---------   ------   ------   ------
Fiscal year 2005
First quarter             81        0        0        81
Second quarter            81        3        0        84
Third quarter             84        4        0        88
Fourth quarter            88        4        0        92

CONSOLIDATED RESTAURANTS:

                      BEGINNING   OPENED   CLOSED   ENDING
                      ---------   ------   ------   ------
Fiscal year 2005
First quarter            639        11       2       648
Second quarter           648        15       1       662
Third quarter            662        14       1       675
Fourth quarter           675         8       0       683

      Carryout and retail sales also contributed to the Bob Evans Restaurant sales increase in 2005. Carryout sales represented 6.4% of Bob Evans Restaurant sales in 2005 compared to 6.3% and 5.8% in 2004 and 2003, respectively. Retail merchandise sales comprised 1.9% of Bob Evans Restaurant sales in 2005 compared to 1.7% in both 2004 and 2003. Sales at Mimi's benefited in 2005 from beer and wine sales, which represented 3.3% of its sales and also from carryout sales, which represented 3.4% of its sales.

      Various promotional programs were employed throughout the last few years, including those involving gift cards, children's programs and seasonal menu offerings. The current-year strategy primarily focused on enhancing customers' value perceptions and overall satisfaction. The company has also updated the appearance of many of its Bob Evans Restaurants, of which 10 were rebuilt and approximately 50 remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with improved value perceptions and seasonal merchandising, will upgrade the Bob Evans concept. For fiscal 2006, the company plans to decrease the growth rate of Bob Evans Restaurants (approximately 20 new locations) and at the same time accelerate the remodeling and rebuilding programs for existing restaurants. In addition, the company expects to increase the number of Mimi's restaurant openings to approximately 15 in fiscal 2006.

      Despite various efforts to improve sales at Bob Evans Restaurants, same-store sales comparisons were negative in all months in 2005 except February. Current trends indicate that negative same-store sales comparisons at Bob Evans Restaurants will continue at least through the first quarter of 2006.

      Food products segment sales accounted for 15.7%, 17.8% and 17.3% of total sales in 2005, 2004 and 2003, respectively. Food products segment sales increased $16.8 million, or 7.9%, in 2005 versus 2004. Excluding the impact of the extra week in 2004, food products segment sales increased $20.6 million, or 9.9%, in 2005 versus 2004. The 2005 sales increase was reflective of a 5.4% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in
2004) and an approximate 5% price increase in manufactured products. The increase in volume was reflective of the continued strength of the company's core sausage products and complementary homestyle convenience items (primarily refrigerated potatoes and macaroni and cheese). A $4.9 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.

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

Cost of Sales

      Consolidated cost of sales (cost of materials) was 30.3%, 28.4% and 26.3% of sales in 2005, 2004 and 2003, respectively.

      In the restaurant segment, cost of sales (predominantly food cost) was 25.9%, 24.4% and 23.6% of sales in 2005, 2004 and 2003, respectively. The increase was mostly due to the inclusion of Mimi's cost of sales and, to a lesser extent, a higher commodity price environment in the restaurant industry and the impact of initiatives to enhance customers' value perceptions at Bob Evans Restaurants. Mimi's cost of sales is traditionally higher than the cost of sales at Bob Evans Restaurants primarily as a result of a greater portion of sales that are derived from lunch and dinner items, which carry higher food costs, as well as a different positioning strategy (similar to casual theme restaurants) than Bob Evans Restaurants. The initiatives at Bob Evans Restaurants that impacted the cost of sales ratio included increased portion sizes as well as price reductions on several popular menu items.

      Food products segment cost of sales was 53.9%, 47.3% and 39.0% of sales in 2005, 2004 and 2003, respectively. These results were reflective of changing hog costs, which averaged $50.60, $37.99 and $26.46 per hundredweight in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

2005, 2004 and 2003, respectively. The 2005 average represented a 33.2% increase compared to 2004, and the 2004 average represented a 43.6% increase compared to 2003. The increase in cost of sales also reflects the additional sales of purchased products (e.g. mashed potatoes, frozen entrees, etc.), which tend to have higher cost of sales compared to the products produced internally.

Operating Wage and Fringe Benefit Expenses

      Consolidated operating wage and fringe benefit expenses ("operating wages") were 36.4%, 34.9% and 34.8% of sales in 2005, 2004 and 2003, respectively. The operating wage ratio increased in the restaurant segment but decreased in the food products segment.

      In the restaurant segment, operating wages were 40.9%, 39.6% and 39.2% of sales in 2005, 2004 and 2003, respectively. The higher wages in 2005 compared to 2004 were the result of an increased focus on customer service initiatives, higher health insurance costs and the fact that wages were not as well leveraged (due to lower-than-expected same-store sales). The increase in 2004 over 2003 was attributable mainly to higher hourly and management wages resulting from increased training costs associated with new store openings.

      In the food products segment, operating wages were 12.2%, 13.4% and 14.0% of sales in 2005, 2004 and 2003, respectively. The 2005 decrease was due to better leveraging of costs as a result of increased sales volume, a price increase in manufactured products, and a decrease in promotional spending discussed in the "Sales" section above. The improvement in the operating wages ratio in 2004 was also primarily due to increased sales, which resulted in more leverage of wage expense in 2004 than in 2003.

Other Operating Expenses

      Nearly 95% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2005; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than federal and state income taxes), rent and credit card processing fees. Consolidated operating expenses were 16.2%, 14.6% and 15.1% of sales in 2005, 2004 and 2003, respectively. Restaurant segment operating expenses were 18.2%, 16.6% and 17.1% of sales in 2005, 2004 and 2003, respectively. The restaurant operating expense ratios were impacted by the lower-than-expected same-store sales at Bob Evans Restaurants, which resulted in a negative leveraging of operating expenses, as well as the increased rent expense associated with Mimi's, which leases nearly all of its locations. The decrease in 2004 was due to lower utility and advertising expense partially offset by higher costs associated with new restaurant openings.

      Food products segment operating expenses as a percent of sales increased to 5.5% in 2005 from 5.3% in 2004. The increase in fiscal 2005 is due to the inclusion of a new production plant in Sulphur Springs, Texas.

Selling, General and Administrative Expenses

      The most significant components of selling, general and administrative ("S,G&A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G&A expenses represented 7.9%, 8.4% and 9.0% of sales in 2005, 2004 and 2003, respectively. The decrease in fiscal 2005 was due to lower bonus accruals as well as the inclusion of Mimi's, which had an overall lower S,G&A ratio than Bob Evans Restaurants. The decrease as a percentage of sales in 2004 compared to 2003 was due mostly to significantly increased sales in the food products segment, which resulted in improved leverage of S,G&A expenses, as well as less food products segment advertising expenses.

Taxes

      The effective federal and state income tax rates were 35.9%, 35.7% and 35.0% in 2005, 2004 and 2003, respectively.

Liquidity and Capital Resources

      Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital and capital expenditure requirements in 2005. Cash and equivalents totaled $5.3 million at April 29, 2005. Cash dividends paid represented 45.8% of net income in 2005 and 22.7% of net income in 2004.

      Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2005 and 2004. At April 29, 2005, $43 million was outstanding under such arrangements, and unused bank lines of credit available were $57 million. The unsecured revolving lines of credit are renewed annually.

      In 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 29, 2005, $24.3 million was outstanding on this note.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

      On July 7, 2004, the company established a $183 million short-term committed credit facility with a bank to finance the acquisition of Mimi's. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190 million in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted-average interest rate of 4.9% paid quarterly.

      Payments of the company's contractual obligations under outstanding indebtedness as of April 29, 2005, are as follows:

                               PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                  ------------------------------------------------------------------
 Contractual                      1 YEAR         2-3           4-5         AFTER 5
 Obligations         TOTAL       AND LESS       YEARS         YEARS         YEARS
--------------    ----------    ----------    ----------    ----------    ----------
Operating
   leases         $  278,248    $   17,784    $   34,858    $   33,548    $  192,058
Long-term
   debt           $  214,333    $    4,000    $   38,000    $   66,141    $  106,192
Purchase
   obligations    $   35,517    $   35,517    $        0    $        0    $        0

      The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2006 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted. At the end of 2005, the company also had $11.8 million in standby letters of credit for self-insurance plans and land development agreements.

      At April 29, 2005, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $35.5 million. Total capital expenditures for 2006 are expected to approximate $120 million and depreciation and amortization expenses are expected to approximate $77 million. The company plans to open approximately 35 full-service restaurants, comprised of 20 Bob Evans Restaurants and 15 Mimi's restaurants, in fiscal 2006 as well as upgrade various property, plant and equipment in both segments.

      The amounts of other contingent commercial commitments by expiration period as of April 29, 2005, are as follows:

                                       AMOUNT OF COMMITMENT EXPIRATION
                                          PER PERIOD (IN THOUSANDS)
                  -----------------------------------------------------------------------
    Other            TOTAL
  Commercial        AMOUNTS        1 YEAR           2-3            4-5          AFTER 5
  Commitments      COMMITTED      AND LESS         YEARS          YEARS          YEARS
--------------    -----------    -----------    -----------    -----------    -----------
Lines of
   credit         $    43,000    $    43,000    $         0    $         0    $         0
Standby
   letters of
   credit              11,820         11,820    $         0    $         0    $         0
                  -----------    -----------    -----------    -----------    -----------
Total
   commercial
   commitments    $    54,820    $    54,820    $         0    $         0    $         0

      In 2005, the company received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998 through 2003. The company has petitioned the State of Ohio for a reassessment, as the company believes its positions on tax returns filed are correct. However, in the event that the company does not ultimately prevail, management believes that recorded reserves are adequate to meet any future tax-related payments to the State of Ohio.

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

      The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company records its best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health care claims. The recorded liability includes estimated reserves for both reported claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity as well as changes in factors such as business environment, benefit levels, medical costs and the regulatory environment that could impact

MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED FINANCIAL INFORMATION

Bob Evans Farms, Inc. and Subsidiaries

overall self-insurance costs. The employee health care claims reserve estimate is based on management's review of historical claims paid and the historical time lag between the company's incurred claims and when the claims are paid. The company reviews the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in reserves, which increases management's confidence level that the recorded reserve is adequate. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, management believes that its calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, the company has been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note F for a further discussion of the company's insurance programs.

      Property, plant and equipment comprise 81% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

      The company has goodwill totaling $57.4 million and other intangible assets of $57.4 million primarily as a result of the Mimi's acquisition and records the balances in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. At the beginning of the fourth quarter of 2005 and 2004, the company completed its annual impairment test required under the provisions of SFAS No. 142. The company determined that no impairment existed and as a result, no impairment losses were recorded in 2005 or 2004.

      The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2005, 2004 and 2003 would have been lower by $5.4 million, $4.1 million and $4.0 million, respectively, if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation plans.

      The company estimates certain components of its provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes and the tax deductibility of certain other items. The estimates are based on the best available information at the time that the company prepares the tax provision. The company generally files its annual income tax returns several months after its fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

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

MANAGEMENT'S DISCUSSION OF RISK FACTORS

Bob Evans Farms, Inc. and Subsidiaries

      Management believes that the current reported financial information may not be indicative of future operating results. In addition, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.

      Restaurant segment business risks include: competition, concentration of Bob Evans Restaurants in the Midwest, same-store sales, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

      The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: (3.6)%, 1.2% and (1.4)% in 2005, 2004 and 2003, respectively. The impact of same-store sales on overall sales and corresponding profit margins are significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2005, four restaurants were closed due to poor performance. At the beginning of 2006, the company closed an additional three locations due to poor performance. Depending on profitability and factors specific to a location, the company may close additional restaurants in 2006.

      A significant portion of the company's Bob Evans Restaurants are concentrated in the Midwest, which has experienced a worse unemployment rate and general economic environment than the country as a whole. Management believes that economic pressures on Bob Evans Restaurants' core customers, who skew older, have impacted the frequency of their visits to Bob Evans Restaurants. These circumstances have impacted Bob Evans Restaurant same-store sales and reduced profitability, particularly compared to the company's more geographically diverse competitors.

      Competition for qualified labor eased in 2005 due to overall economic conditions. Increases in federal or state minimum wage rates may have an impact on future wage costs as Congress and state legislatures consider increases to the rates currently in effect.

      Food cost increased sequentially in both 2005 and 2004 due in large part to higher commodity prices. The increased food cost has had a negative impact on profitability. Management expects commodity prices to continue to remain relatively high in 2006.

      Energy costs were moderate in 2004, but rose significantly in 2005. Management expects higher prices in 2006. The company will closely monitor energy costs and evaluate all options carefully.

      Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the company plans to open approximately 35 full-service restaurants, including 20 Bob Evans Restaurants and 15 Mimi's restaurants in fiscal 2006 in comparison to 37 Bob Evans Restaurants and 11 Mimi's restaurants in 2005 and 37 Bob Evans Restaurants in 2004. As noted above, the company plans to decrease the growth rate of Bob Evans Restaurants and at the same time accelerate the remodeling and rebuilding programs for existing restaurants in 2006.

      Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $50.60, $37.99 and $26.46 per hundredweight in 2005, 2004 and 2003, respectively. Trends at the beginning of 2006 lead management to believe that hog costs will be at higher-than-historical levels in 2006, and operating margins will continue to be pressured.

      Another uncertainty is the consumer acceptance of new items. Some of the planned introductions in 2006 for the food products segment include a brown sugar and honey sausage link; bacon, egg and cheese burrito; and a frozen large Snackwich twinpack.

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

MANAGEMENT'S DISCUSSION OF RISK FACTORS

Bob Evans Farms, Inc. and Subsidiaries

               SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                          LITIGATION REFORM ACT OF 1995

Statements in this report that are not historical facts are forward-looking statements and are based on current expectations. Forward-looking statements involve various important assumptions, risks and uncertainties. Actual results may differ materially from those predicted by the forward-looking statements because of various factors and possible events, including, without limitation:

      -     Changing business and/or economic conditions, including energy costs

      -     Competition in the restaurant and food products industries

      - Ability to control restaurant operating costs, which are impacted by market changes in the cost or availability of labor and food, minimum wage and other employment laws, fuel and utility costs and general inflation

      - Changes in the cost or availability of acceptable new restaurant sites

      - Adverse weather conditions in locations where the company operates its restaurants

      - Consumer acceptance of changes in menu, price, atmosphere and/or service procedures

      - Consumer acceptance of the company's restaurant concepts in new geographic areas

      -     Changes in hog and other commodity costs

      There is also the risk that the company may incorrectly analyze these risks or that the strategies developed by the company to address them will be unsuccessful.

      Additional discussion of these factors is included in the company's periodic filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to the company or any person acting on behalf of the company are qualified by the cautionary statements in this section.

DIRECTORS AND SENIOR OFFICERS

Bob Evans Farms, Inc. and Subsidiaries

DIRECTORS                                 EXECUTIVE OFFICERS                     OTHER SENIOR OFFICERS
Larry C. Corbin                           Russell W. Bendel                      Larry R. Beckwith
Retired Executive Vice President of       President of Mimi's Cafe               Senior Vice President of Information
Restaurant Division,                                                             Systems
Bob Evans Farms, Inc.                     Scott D. Colwell
                                          Senior Vice President of Marketing     L. Merl Beery
Daniel E. Evans                                                                  Senior Vice President of Restaurant
Retired Chairman,                         Mary L. Cusick                         Purchasing and Technical Services
Bob Evans Farms, Inc.                     Senior Vice President of
                                          Investor Relations and                 R. Earl Beery
Daniel A. Fronk                           Corporate Communications               Senior Vice President of Food
Retired Senior Executive Vice President                                          Products Operations
and Board Member,                         Joe L. Gillen
The Ohio Company                          Senior Vice President of               John F. Curry
                                          Bob Evans Restaurant Operations        Senior Vice President of
Michael J. Gasser                                                                Restaurant Development
Chairman of the Board and                 Randall L. Hicks
Chief Executive Officer,                  Executive Vice President of            Anton G. (Skip) Larson
Greif, Inc.                               Bob Evans Restaurant Operations        Senior Vice President of Sales,
                                                                                 Food Products Division
E.W. (Bill) Ingram III                    Stewart K. Owens
President and Chief Executive Officer,    Chairman of the Board and              Jerry P. Owens
White Castle System, Inc.                 Chief Executive Officer                Chairman Emeritus,
                                                                                 Owens Country Sausage
Cheryl L. Krueger                         Donald J. Radkoski
President and Chief Executive Officer,    Chief Financial Officer,               J. Michael Townsley
Cheryl & Co.                              Treasurer and Secretary                President and
                                                                                 Chief Operating Officer,
G. Robert Lucas                           Tod P. Spornhauer                      Owens Country Sausage
Trustee,                                  Senior Vice President of Finance and
The Jeffrey Trusts                        Controller                             Stephen A. Warehime
                                                                                 Senior Vice President,
Stewart K. Owens                          Roger D. Williams                      Director of Real Estate
Chairman of the Board                     Executive Vice President of Food
and Chief Executive Officer,              Products Division
Bob Evans Farms, Inc.                                                            As of July 1, 2005

Robert E.H. Rabold
Retired Chairman,
The Motorists Insurance Group

38