Form 10-K, Exhibit 13
period 2006-04-28
EVANS BOB FARMS INC
filed 2006-07-12
CIK 33769

Exhibit 13

Consolidated Financial Review
Bob Evans Farms, Inc. and Subsidiaries Dollars and shares in thousands, except per share amounts

	2006	2005(a)	2004	2003	2002

Operating Results
Net sales	$1,584,819	$1,460,195	$1,197,997	$1,091,337	$1,061,846
Operating income	85,357	66,906	113,301	117,133	103,863
Income before income taxes	73,712	57,672	111,990	115,503	100,836
Income taxes	18,938	20,704	39,955	40,426	33,154
Net income	54,774	36,968	72,035	75,077	67,682
Earnings per share of common stock:
Basic	$1.53	$1.05	$2.07	$2.13	$1.94
Diluted	$1.52	$1.04	$2.03	$2.10	$1.91

Financial Position
Working capital	$(77,083)	$(124,349)	$(98,375)	$(93,607)	$(85,794)
Property, plant and equipment — net	967,717	949,906	783,397	704,442	648,179
Total assets	1,209,183	1,183,986	868,233	784,591	721,973
Debt:
Short-term	4,000	47,000	38,620	36,255	31,750
Long-term	206,333	210,333	24,333	28,333	32,333
Stockholders’ equity	704,456	652,831	630,163	560,919	521,365

Supplemental Information for the Year
Capital expenditures	$112,860	$139,587	$141,037	$106,268	$97,006
Depreciation and amortization	$76,062	$66,835	$50,106	$44,150	$41,974
Weighted-average shares outstanding:
Basic	35,691	35,315	34,878	35,203	34,868
Diluted	35,944	35,644	35,513	35,813	35,490
Cash dividends declared per share	$0.48	$0.48	$0.48	$0.44	$0.39
Common stock market closing prices:
High	$30.93	$31.28	$34.08	$32.87	$31.18
Low	$21.09	$20.31	$23.26	$21.22	$15.69

Supplemental Information at Year-End
Employees	50,810	52,558	42,035	40,446	39,990
Stockholders	32,296	33,871	35,044	36,977	36,595
Market price per share at closing	$28.88	$20.40	$30.73	$24.91	$29.59
Book value per share	$19.55	$18.44	$17.88	$16.26	$14.77

(a)	On July 7, 2004, the company acquired SWH Corporation (d/b/a Mimi’s Café), whose results of operations are included from the date of acquisition.

Consolidated Balance Sheets
Bob Evans Farms, Inc. and Subsidiaries Dollars in thousands

	April 28, 2006	April 29, 2005

Assets
Current Assets
Cash and equivalents	$16,727	$5,267
Accounts receivable	16,131	14,707
Inventories	28,058	24,416
Deferred income taxes	14,545	10,623
Prepaid expenses	1,604	2,226
Assets held for sale	5,337	7,040

Total Current Assets	82,402	64,279

Property, Plant and Equipment
Land	246,740	249,623
Buildings and improvements	784,729	738,605
Machinery and equipment	375,197	357,341
Construction in progress	11,492	13,898

	1,418,158	1,359,467
Less accumulated depreciation	450,441	409,561

Net Property, Plant and Equipment	967,717	949,906

Other Assets
Deposits and other	2,776	2,698
Long-term investments	17,857	19,278
Deferred income taxes	24,105	33,044
Goodwill	57,729	57,364
Other intangible assets	56,597	57,417

Total Other Assets	159,064	169,801

	$1,209,183	$1,183,986

Liabilities and Stockholders’ Equity
Current Liabilities
Current maturities of long-term debt	$4,000	$4,000
Line of credit	0	43,000
Accounts payable	25,486	24,422
Dividends payable	4,324	4,249
Federal and state income taxes	20,736	21,763
Accrued wages and related liabilities	30,153	23,767
Self insurance	20,116	16,340
Other accrued expenses	54,670	51,087

Total Current Liabilities	159,485	188,628

Long-Term Liabilities
Deferred compensation	18,001	17,046
Deferred income taxes	102,041	99,126
Deferred rent	18,867	16,022
Long-term debt	206,333	210,333

Total Long-Term Liabilities	345,242	342,527

Stockholders’ Equity
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2006 and 2005	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2006 and 2005	60	60
Capital in excess of par value	151,164	149,593
Retained earnings	670,962	633,372
Treasury stock, 6,604,967 shares in 2006 and 7,234,365 shares in 2005, at cost	(118,156)	(130,620)

Total Stockholders’ Equity	704,456	652,831

	$1,209,183	$1,183,986

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
Bob Evans Farms, Inc. and Subsidiaries Dollars in thousands, except per share amounts

Years Ended April 28, 2006; April 29, 2005; and April 30, 2004	2006	2005	2004

Net Sales	$1,584,819	$1,460,195	$1,197,997

Cost of sales	469,718	443,226	340,840
Operating wage and fringe benefit expenses	574,347	530,995	418,029
Other operating expenses	258,254	236,811	174,932
Selling, general and administrative expenses	121,081	115,422	100,789
Depreciation and amortization expense	76,062	66,835	50,106

Operating Income	85,357	66,906	113,301

Net interest expense	11,645	9,234	1,311

Income Before Income Taxes	73,712	57,672	111,990

Provisions for income taxes	18,938	20,704	39,955

Net Income	$54,774	$36,968	$72,035

Earnings Per Share — Basic	$1.53	$1.05	$2.07

Earnings Per Share — Diluted	$1.52	$1.04	$2.03

Cash Dividends Per Share	$0.48	$0.48	$0.48

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity
Bob Evans Farms, Inc. and Subsidiaries Dollars and shares in thousands, except per share amounts

			Capital
	Common	Preferred	in Excess	Retained	Treasury
	Stock	Stock	of Par Value	Earnings	Stock	Total

Stockholders’ Equity at 4/25/03	$426	$60	$150,253	$558,147	$(147,967)	$560,919

Net income				72,035		72,035
Dividends declared ($0.48 per share)				(16,811)		(16,811)
Treasury stock repurchased					(3,171)	(3,171)
Treasury stock reissued under employee plans			(4,058)		17,477	13,419
Tax reductions — employee plans			3,772			3,772

Stockholders’ Equity at 4/30/04	426	60	149,967	613,371	(133,661)	630,163

Net income				36,968		36,968
Dividends declared ($0.48 per share)				(16,967)		(16,967)
Treasury stock reissued under employee plans			(718)		3,041	2,323
Tax reductions — employee plans			344			344

Stockholders’ Equity at 4/29/05	426	60	149,593	633,372	(130,620)	652,831

Net income				54,774		54,774
Dividends declared ($0.48 per share)				(17,184)		(17,184)
Treasury stock reissued under employee plans			434		12,464	12,898
Tax reductions — employee plans			1,137			1,137

Stockholders’ Equity at 4/28/06	$426	$60	$151,164	$670,962	$(118,156)	$704,456

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Bob Evans Farms, Inc. and Subsidiaries Dollars in thousands

Years ended April 28, 2006; April 29, 2005; and April 30, 2004	2006	2005	2004

Operating Activities
Net income	$54,774	$36,968	$72,035
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,062	66,835	50,106
Deferred compensation	955	1,920	4,965
Deferred income taxes	7,932	3,006	7,471
(Gain) loss on disposal of assets	(5,405)	3,167	1,269
Gain on long-term investments	(1,358)	(247)	(1,871)
Compensation expense attributable to stock plans	1,775	295	681
Deferred rent	2,845	5,468	0
Cash provided by (used for) current assets and current liabilities:
Accounts receivable	(1,424)	9	(2,298)
Inventories	(3,642)	(1,489)	(2,668)
Prepaid expenses	622	487	311
Accounts payable	1,064	3,430	2,016
Federal and state income taxes	110	10,732	4,427
Accrued wages and related liabilities	6,386	(967)	2,053
Self insurance	3,776	(1,281)	(1,800)
Other accrued expenses	3,780	1,718	(138)

Net cash provided by operating activities	148,252	130,051	136,559

Investing Activities
Purchase of property, plant and equipment	(112,860)	(139,587)	(141,037)
Acquisition of business, net of cash acquired	(365)	(183,168)	0
Purchase of long-term investments	(1,027)	(1,674)	(2,048)
Proceeds from sale of property, plant and equipment	30,524	14,747	9,853
Other	(78)	1,451	37

Net cash used in investing activities	(83,806)	(308,231)	(133,195)

Financing Activities
Cash dividends paid	(17,109)	(16,947)	(16,376)
Purchase of treasury stock	0	0	(3,171)
Line of credit	(43,000)	8,380	2,365
Proceeds from debt issuance	0	372,775	0
Principal payments on long-term debt	(4,000)	(186,775)	(4,000)
Proceeds from issuance of treasury stock	11,123	2,028	12,738

Net cash provided by (used in) financing activities	(52,986)	179,461	(8,444)

Increase (decrease) in cash and equivalents	11,460	1,281	(5,080)
Cash and equivalents at the beginning of the year	5,267	3,986	9,066

Cash and equivalents at the end of the year	$16,727	$5,267	$3,986

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

Note A • Summary of Significant Accounting Policies
Description of Business: Bob Evans Farms, Inc. (the “company”) owns and operates 587 full-service, family restaurants in 19 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States. In addition, the company owns and operates 102 Mimi’s Café casual restaurants located in 17 states, primarily in California and other western states. The company is also a leading producer and distributor of pork sausage and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. The company acquired SWH Corporation (d/b/a Mimi’s Café)(“Mimi’s”) in the first quarter of fiscal 2005 (see Note G).
Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
Fiscal Year: The company’s fiscal year ends on the last Friday in April. References herein to 2006, 2005 and 2004 refer to fiscal years ended April 28, 2006; April 29, 2005; and April 30, 2004, respectively. Fiscal year 2004 was comprised of 53 weeks. All other years presented were comprised of 52 weeks.
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
Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($22,683 in 2006 and $19,167 in 2005) and finished goods ($5,375 in 2006 and $5,249 in 2005).
Assets Held for Sale: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the company has classified certain land, building and equipment as “held for sale” in the Consolidated Balance Sheets. Depreciation of these assets has ceased and no gain or loss has been recorded as it is anticipated that proceeds on sale will exceed the net book value of the assets. The company believes these assets will be disposed of within the next 12 months.
Property, Plant and Equipment: The company states property, plant and equipment at cost less accumulated depreciation. The straight-line depreciation method is used for nearly all capitalized assets, although some assets purchased prior to 1995 continue to be depreciated using accelerated methods. Depreciation is calculated at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). Improvements to leased properties are depreciated over the shorter of their useful lives or the lease terms, as defined by SFAS No. 13, Accounting for Leases. Total depreciation expense was $71,436; $65,718; and $49,672 in 2006, 2005 and 2004, respectively.
     The company has traditionally sold real property via like-kind exchanges under Internal Revenue Code Section 1031 whereby gains are not recognized for federal income tax purposes. Historically, the company did not recognize such gains for financial reporting purposes as they were deemed to be immaterial. Due to the significance of the gains in 2006, the company re-examined the accounting treatment for the sale of real estate and determined the gains should be recognized for financial reporting purposes. The company plans to recognize all such future gains for financial reporting purposes regardless of materiality and will separately disclose any significant impact. Consolidated and restaurant segment results for 2006 include net pre-tax gains of $8,110 on sales of real property, including vacant land and closed restaurant locations. The gains are classified as a reduction of selling, general and administrative expenses.
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
     In 2006, the company changed the estimated residual value assigned to the income tax credit limited partnerships, resulting in an additional charge to amortization expense of $3,487.
Goodwill: Goodwill, which represents the cost in excess of fair market value of net assets acquired, was $57,729 and $57,364 at the end of 2006 and 2005, respectively. In October 2005, the company paid a purchase price adjustment to the sellers of Mimi’s that increased the total cost of the acquisition and therefore goodwill by

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

$365. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized; rather it is tested for impairment at the beginning of the fourth quarter each year or on a more frequent basis when events occur or circumstances change between the annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value (see Note H).
Other Intangible Assets: Other intangible assets consist of a business trade name and restaurant concept, and represent allocations of the purchase price of the company’s acquisition of Mimi’s based on a valuation (see Notes G and H). The trade name intangible asset is deemed to have an indefinite economic life and is not amortized. It is tested for impairment at the beginning of the fourth quarter each year or on a more frequent basis if events or changes in circumstances indicate the asset might be impaired. The restaurant concept intangible asset is amortized on a straight-line basis over its estimated economic life of 15 years.
Financial Instruments: The fair values of the company’s financial instruments approximate their carrying values at April 28, 2006, and April 29, 2005. The company does not use derivative financial instruments for speculative purposes.
Self-insurance: The company is self-insured for most workers’ compensation, general liability and automotive liability losses (collectively “casualty losses”), as well as employee health-care claims. The company maintains certain stop-loss coverages with third party insurers to limit its total exposure. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.
Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.
Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $40,788; $46,690; and $42,295 in 2006, 2005 and 2004, respectively.
Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment. Cash rebates that the company receives from suppliers are recorded as a reduction of cost of sales in the periods in which they are earned. The amount of each rebate is directly related to the quantity of product purchased from the supplier.
Promotional Spending: In its food products segment, the company engages in promotional (sales incentive) programs in the form of “off-invoice” deductions, cooperative advertising programs and coupons. Costs associated with these programs are classified as a reduction of net sales in the period in which the sale occurs.
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
     The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2006	2005	2004

Basic	35,691	35,315	34,878
Dilutive stock options	253	329	635

Diluted	35,944	35,644	35,513

Options to purchase 1,875,653; 2,126,186; and 696,387 shares of common stock in 2006, 2005 and 2004, respectively, were excluded from the diluted earnings-per-share calculations because they were anti-dilutive.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
Stock-based Employee Compensation: At April 28, 2006, the company had various stock-based employee compensation plans that are described more fully in Note D. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. No stock options were granted in 2006, 2005 and 2004 at less than fair market value.

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2006	2005	2004

Net Income, as reported	$54,774	$36,968	$72,035

Add: Stock-based employee compensation cost, net of related tax effects, included in reported net income	1,234	190	438

Deduct: Stock-based employee compensation cost, net of related tax effects, determined under the fair value method for all awards	(3,951)	(5,568)	(4,562)

Net Income, pro forma	$52,057	$31,590	$67,911

Earnings Per Share - Basic
As reported	$1.53	$1.05	$2.07
Pro forma	$1.46	$0.89	$1.95

Earnings Per Share - Diluted
As reported	$1.52	$1.04	$2.03
Pro forma	$1.45	$0.89	$1.91
Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.
Reflected in these pro forma amounts are weighted-average fair values of options granted of $6.10, $7.96 and $7.88 in 2006, 2005 and 2004, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

	2006	2005	2004

Dividend yield	2.00%	1.85%	1.85%
Expected volatility	33.39%	37.66%	40.29%
Risk-free interest rate	3.82%	3.66%	1.73%
Expected life (in years)	3.9	4.1	3.8
Leases: Rent expense for the company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No.13. The lease term begins when the company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between the straight-line rent calculation and rent paid is recorded as deferred rent in the consolidated balance sheets. Prior to the fourth quarter of 2006, straight-line rent recorded during the build-out period for new restaurants was capitalized as a cost of constructing the related leasehold improvements, and straight-line rent from the date the premises were ready for their intended uses through the restaurant opening date (generally a one-month period) was expensed. At the beginning of the 2006 fourth quarter, the company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period. This accounting standard prohibits the capitalization of rental costs during construction build-out periods. Therefore, the company now expenses all straight-line rent. The 2006 impact of adopting FASB Staff Position FAS 13-1 was immaterial.
     Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.
     In some instances the company has received contributions from landlords to help fund the construction of new restaurants. In accordance with SFAS No. 13 and FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, the company has accounted for such landlord contributions as lease incentive obligations that are amortized as a reduction to lease expense over the applicable lease term. The lease incentive obligations are included in the consolidated balance sheets as deferred rent.
Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2006 classification.
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
     The company will adopt SFAS No. 123 (R) in the first quarter of 2007 using the modified-prospective approach. Under the modified-prospective method, compensation cost is recognized in the financial statements beginning

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts with the effective date of adoption, based on the requirements of SFAS No. 123 (R) for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123 (R). The estimated pre-tax impact in 2007, based on unvested stock options outstanding at April 28, 2006, is approximately $2.1 million.
     In anticipation of the adoption of SFAS No. 123 (R), the company has adjusted the mix of employee incentive-based compensation by significantly reducing the number of stock options that will be awarded in the future and instead shifting to more restricted stock awards and other cash-based compensation.
     In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, effective for fiscal years ending after Dec. 15, 2005. FIN No. 47 clarifies the term “conditional” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, and refers to a legal obligation to perform an asset retirement activity even if the timing and/or settlement is conditional on a future event that may or may not be within the control of an entity. Accordingly, the entity must record a liability for the conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. The company has entered into certain leases that may require it to return the property to the landlord in its original condition. The impact of the adoption of FIN No. 47 in 2006, however, was not material to the company’s financial condition or results of operations.
Note B • Long-Term Debt and Credit Arrangements
     Long-term debt is comprised of the following:

	April 28, 2006	April 29, 2005

Unsecured senior notes issued July 28, 2004:
Series A, due July 2007, 3.74%	$30,000	$30,000
Series B, due July 2010, 4.61%	40,000	40,000
Series C, due July 2014, 5.12%	95,000	95,000
Series D, due July 2016, 5.67%	25,000	25,000

Unsecured note issued April 2001, due May 2008, 7.35%	20,333	24,333

Total long-term debt	210,333	214,333
Less: current portion of long-term debt	4,000	4,000

Long-term debt less current portion	$206,333	$210,333

     On July 7, 2004, the company established a $183,000 short-term committed credit facility with a bank to finance the acquisition of Mimi’s. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190,000 in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted-average interest rate of 4.9% paid quarterly.
     In April 2001, the company issued a $40,000 unsecured note to a bank, which bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity.
     Both the senior notes and the bank note contain various customary covenants and restrictions that, among other things, require certain net worth and fixed charge coverage ratios and place limitations on indebtedness. As of April 28, 2006, the company was in compliance with these covenants and restrictions.
     Maturities of long-term debt are as follows:

2007	$4,000
2008	34,000
2009	39,237
2010	26,904
2011	26,905
Thereafter	79,287

Total	$210,333

The company also has arrangements with certain banks from which it may borrow up to $100,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 28, 2006, there were no amounts outstanding under these arrangements, and unused bank lines of credit available were $100,000. During 2006 and 2005, respectively, the maximum amounts outstanding under these unsecured lines of credit were $63,000 and $47,620, and the average amounts outstanding were $43,407 and $39,481 with weighted-average interest rates of 4.30% and 2.50%. All interest paid on these arrangements is at floating rates.
     Interest costs of $1,057; $1,170; and $1,474 incurred in 2006, 2005 and 2004, respectively, were capitalized in connection with the company’s construction activities. Interest paid in 2006, 2005 and 2004 was $12,909; $10,540; and $2,988, respectively.

Notes to Consolidated Financial Statement
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

Note C • Income Taxes
     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax liabilities and assets as of April 28, 2006, and April 29, 2005, were as follows:

	April 28, 2006	April 29, 2005

Deferred tax assets:
Loss on impaired assets	$7,546	$7,546
Self-insurance	7,089	7,861
Vacation pay	1,842	1,755
Stock and deferred compensation plans	9,634	8,740
Accrued bonus	105	210
Tax credits	6,925	10,525
Deferred rent	4,228	6,233
Inventory and other	1,281	797

Total deferred tax assets	38,650	43,667

Deferred tax liabilities:
Accelerated depreciation/asset disposals	79,900	75,607
Intangible assets	22,073	22,392
Other	68	1,127

Total deferred tax liabilities	102,041	99,126

Net deferred tax liabilities	$63,391	$55,459

Significant components of the provisions for income taxes are as follows:

	2006	2005	2004

Current:
Federal	$6,527	$14,779	$29,590
State	4,479	2,919	2,894

Total current	11,006	17,698	32,484
Deferred, primarily federal	7,932	3,006	7,471

Total tax provisions	$18,938	$20,704	$39,955

The company’s provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2006	2005	2004

Tax at statutory rate	$25,799	$20,185	$39,196
State income tax (net)	2,911	1,897	1,881
Limited partnership tax credits	(1,016)	(1,147)	(1,151)
Settlement of state income tax audits (net)	(4,149)	0	0
Other (primarily FICA tip credits and work opportunity tax credits)	(4,607)	(231)	29

Provisions for income taxes	$18,938	$20,704	$39,955

     Taxes paid during 2006, 2005 and 2004 were $12,369; $6,932; and $25,901, respectively.
     The company’s effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the company in the various jurisdictions in which the company operates. Significant judgment is required in determining the company’s effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company’s effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

Notes to Consolidated Financial Statement
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

     A number of years may elapse before a particular matter, for which the company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company’s cash. Favorable resolution would be recognized as a reduction to the company’s effective tax rate in the period of resolution.
     In April 2006, the company entered into a settlement and compliance agreement with the State of Ohio related to the determination of corporate franchise taxes for fiscal years 1998 through 2006. As a result of this agreement, the company recorded a reduction in the income tax provision of $4,650 in the fourth quarter of 2006 to reverse reserves in excess of the settlement amount.
     On June 30, 2005, the State of Ohio enacted tax legislation, which phases out the Ohio corporate franchise (income) tax and phases in a new gross receipts tax called the Commercial Activity Tax (CAT) over a five-year period. While the corporate franchise (income) tax was generally based on federal taxable income, the CAT is based on current year sales and rentals in Ohio. The effect of these tax changes did not and is not expected to have a material impact on the company’s results of operations, financial position or liquidity.
Note D • Stock-Based Compensation Plans
     The company has equity compensation plans adopted in 1994 and 1998 and a non-qualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for: 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) non-qualified stock options shall be determined by the compensation committee of the board of directors. The 1994 plan prohibits option prices less than the fair market value of the stock at the grant date.
     The company’s supplemental executive retirement plan (“SERP”) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 non-qualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of non-qualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company’s common stock. The last grant of stock options under the 1992 plan was in 2003; the company does not intend to grant additional stock options under this plan.
     Options granted under the 1992 plan expire five years after the earlier of the date the recipient attains age 65 or dies. Options under the 1994 plan and the 1998 plan may be granted for a period of up to 10 years and exercised upon vesting for up to 10 years from the date of grant.
     The following table summarizes option-related activity for the last three years:

	Shares	Price Range

Outstanding, April 25, 2003	2,785,381	$6.56	to	$31.16

Granted	766,893	27.84	to	27.84
Exercised	(795,305)	6.78	to	31.16
Canceled or expired	(43,963)	6.56	to	31.16

Outstanding, April 30, 2004	2,713,006	6.56	to	31.16

Granted	898,207	24.53	to	26.68
Exercised	(164,676)	6.78	to	21.38
Canceled or expired	(108,800)	6.78	to	31.16

Outstanding, April 29, 2005	3,337,737	6.56	to	31.16

Granted	243,939	23.22	to	23.22
Exercised	(607,245)	6.56	to	27.84
Canceled or expired	(584,880)	8.69	to	31.16

Outstanding, April 28, 2006	2,389,551	$6.56	to	$31.16

Notes to Consolidated Financial Statement
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

     In addition to the shares subject to outstanding options, 1,135,964 shares were available for grant under the company’s equity compensation plans at April 28, 2006.
     The following table summarizes information regarding stock options outstanding at April 28, 2006:

	Options Outstanding			Options Exercisable
	Number	Weighted-Avg.	Weighted-Avg.	Number	Weighted-Avg.
	Outstanding	Remaining	Exercise	Exercisable	Exercise
Range of Exercise Prices	at 4/28/06	Contractual Life	Price	at 4/28/06	Price

$6.56 to $16.99	204,112	8.6	$12.36	164,524	$12.95
17.00 to 18.99	180,387	5.0	17.46	180,387	17.46
19.00 to 21.99	197,665	2.9	19.85	197,665	19.85
22.00 to 26.99	813,692	8.4	25.76	238,080	26.58
27.00 to 30.99	494,401	7.1	27.84	345,051	27.84
31.00 to 31.16	499,294	5.4	31.16	483,074	31.16

$6.56 to $31.16	2,389,551	6.8	$25.06	1,608,781	$24.98

     The company’s long-term incentive plan (“LTIP”) , an unfunded plan, provides for the award of shares of the company’s common stock to mid-level managers as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met. LTIP participants are entitled to cash dividends and to vote their respective shares including those not yet vested. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2005 and 2004, 14,976 and 71,926 shares, respectively, were awarded as part of the LTIP. No shares were awarded in 2006. Compensation expense attributable to the LTIP was $1,744 in 2006, $383 in 2005 and $681 in 2004.
Note E • Other Compensation Plans
     The company has a defined contribution plan that covers substantially all employees who have at least 1,000 hours of service. The company’s annual contribution to the plan is at the discretion of the company’s board of directors. The company’s expenses related to contributions to the plan in 2006, 2005 and 2004 were $4,285; $4,300; and $3,974, respectively.
     In 1999, the company implemented the Bob Evans Executive Deferral Plan (“BEEDP”). The BEEDP is a non-qualified plan that provides certain executives the opportunity to defer a portion of their current incomes to future years.
     The company’s SERP previously provided executives with an option to accept all or a portion of individual awards in the form of non-qualified deferred compensation rather than non-qualified stock options. Since 2003, all awards have been in the form of non-qualified deferred compensation. The company’s expense related to contributions to the SERP was $(485); $388; and $379 in 2006, 2005 and 2004, respectively. The negative amount in 2006 was due to significant forfeitures.
Note F • Commitments and Contingencies
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

2007	$19,297
2008	19,412
2009	19,308
2010	18,982
2011	18,647
Thereafter	214,488

Total	$310,134

     At April 28, 2006, the company had contractual commitments of approximately $37,871 for restaurant construction, plant equipment additions and purchases of land and inventory.

Notes to Consolidated Financial Statement
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

The company is self-insured for most casualty losses and employee health-care claims up to certain stop-loss limits. The company has accounted for its liabilities for casualty losses, including both reported claims and incurred but not reported claims, based on information provided by independent actuaries. The company has accounted for its employee health-care claims liability through a review of incurred and paid claims history.
     Management believes that it has recorded reserves for casualty losses and employee health-care claims at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty losses and employee health-care claims liabilities would not change materially under different conditions and/or different methods. However, due to the inherent volatility of actuarially determined casualty losses and employee health-care claims, it is reasonably possible that the company could experience changes in estimated losses, which could be material to both quarterly and annual net income.
     The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers’ compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company. In the fourth quarter of 2006, the company recorded an $885 charge related to the settlement of a class action lawsuit concerning the timing of employee break periods in California at Mimi’s.
Note G • Acquisition
     On July 7, 2004, the company acquired all of the stock of Mimi’s (based in Tustin, Calif.) for approximately $106,000 in cash, plus the assumption of approximately $79,000 in outstanding indebtedness, which was paid in full at the closing of the acquisition.
     In October 2005, the company paid a purchase price adjustment that increased the total cost of the acquisition, and therefore goodwill, by $365.
     The acquisition was financed through a committed credit facility of approximately $183,000; the proceeds of which were used to purchase all of the outstanding stock of Mimi’s, repay existing indebtedness of Mimi’s and pay certain transaction expenses. The credit facility was refinanced on July 28, 2004, through a private placement of $190,000 in unsecured senior notes (see Note B).
     On July 7, 2004, Mimi’s operated 81 company-owned Mimi’s Café restaurants in 10 states, with most locations in California and other western states. The restaurants are open for breakfast, lunch and dinner, and offer a wide variety of freshly prepared food in an atmosphere reminiscent of a New Orleans café or European bistro. The transaction was accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations, and accordingly, the results of operations of Mimi’s have been included in the company’s consolidated financial statements from the date of acquisition.
     The primary reason for the acquisition was to add a complementary growth vehicle in the casual segment of the restaurant industry. The company attributes the goodwill associated with the transaction to the long-term historical financial performance and the anticipated future performance of Mimi’s.
     The purchase price allocation to the acquired net assets was as follows:

Current assets	$7,430
Property and equipment, net	117,860
Other assets	356
Goodwill	56,162
Intangible asset — trade name	45,800
Intangible asset — restaurant concept	12,300
Current liabilities	(20,641)
Deferred compensation	(1,607)
Net deferred tax liability	(21,882)
Deferred rent	(10,554)

Cash paid	185,224
Less: cash acquired	(1,691)

Net cash paid for acquisition	$183,533

     The intangible asset related to the trade name is deemed to have an indefinite economic life and is not subject to amortization. The intangible asset related to the restaurant concept is subject to amortization and is amortized on a straight-line basis over its estimated economic useful life of 15 years. None of the goodwill balance is expected to be deductible for tax purposes.
     Deferred rent represents fair value adjustments related to acquired leases.

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

     The following table illustrates the pro forma impact on certain financial results if the acquisition had occurred at the beginning of 2004. The amounts have been updated to reflect the purchase price allocation shown above. The pro-forma financial information does not purport to be indicative of the operating results that would have been achieved had the acquisition been consummated at the beginning of 2004 and should not be construed as representative of future operating results.

	2005	2004

Net sales	$1,510,864	$1,454,001
Net income	$36,921	$69,324

Earnings per share:
Basic	$1.05	$1.99
Diluted	$1.04	$1.95

Note H • Goodwill and Other Intangible Assets
     At the beginning of the fourth quarter of 2006 and 2005, the company completed its annual impairment test required under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The company determined that no impairment existed, and as a result, no impairment losses were recorded in 2006 or 2005.
     The changes in goodwill are summarized below:

	Restaurant	Food Products
	Segment	Segment	Total

April 30, 2004, carrying amount	$0	$1,567	$1,567
Goodwill acquired (see Note G)	55,797	0	55,797

April 29, 2005, carrying amount	$55,797	$1,567	$57,364
Purchase price adjustment (see Note G)	365	0	365

April 28, 2006, carrying amount	$56,162	$1,567	$57,729

     Intangible assets consisted of the following (see Note G):

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

April 28, 2006

Amortized intangible assets:
Restaurant concept (15-year life)	$12,300	$1,503	$10,797

Unamortized intangible assets:
Business trade name			45,800

Total net carrying amount			$56,597

April 29, 2005

Amortized intangible assets:
Restaurant concept (15-year life)	$12,300	$683	$11,617

Unamortized intangible assets:
Business trade name			45,800

Total net carrying amount			$57,417

     The amortization expense related to these intangible assets was $820 in 2006 and $683 in 2005; the company did not have these intangible assets prior to 2005. Amortization expense related to intangible assets for the next five years is expected to be $820 each year.

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

Note I • Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Net sales	$395,640	$320,615	$392,363	$376,020	$399,478	$380,976	$397,338	$382,584
Gross profit	14,001	23,084	22,588	19,184	23,612	13,119	25,156	11,519
Net income	7,160	14,236	13,156	10,569	13,974	6,636	20,484	5,527
Earnings per share:
Basic	$0.20	$0.40	$0.37	$0.30	$0.39	$0.19	$0.57	$0.16
Diluted	0.20	0.40	0.37	0.30	0.39	0.19	0.56	0.16
Common stock bid prices:
High	$25.65	$31.84	$26.12	$28.54	$26.75	$26.45	$30.99	$24.59
Low	20.31	24.45	21.50	22.49	21.51	23.60	26.04	19.91
Cash dividends declared	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12
•	Gross profit represents operating income.
•	Each fiscal quarter is comprised of a 13-week period.
•	Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
•	Stock prices are high and low bid prices for the Nasdaq Global Select Market (trading symbol - BOBE), which is the principal market for the company’s common stock.
•	The number of stockholders of the company’s common stock at June 15, 2006, was 32,205.
     The quarterly financial data includes special items that increased (decreased) gross profit and net income as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2006	2005

Gross Profit
Gains on asset sales(1)	$0	$0	$3,735	$0	$1,772	$0	$2,603	$0
Charge for amortization of investments(2)	0	0	0	0	0	0	(3,487)	0
Charge for lawsuit settlement(3)	0	0	0	0	0	0	(885)	0
Charge for closing Owens Restaurants(4)	0	0	0	0	(628)	0	0	0

Impact on gross profit	$0	$0	$3,735	$0	$1,144	$0	$(1,769)	$0

Net Income
After-tax impact of items impacting gross profit	$0	$0	$2,517	$0	$768	$0	$(1,255)	$0
Tax benefit of settlement with Ohio(5)	0	0	0	0	0	0	4,650	0

Impact on net income	$0	$0	$2,517	$0	$768	$0	$3,395	$0

(1)	Gains on the sale of various properties (see Note A).

(2)	Charge created by a change in the estimated residual value of the company’s investments in income tax credit limited partnerships (see Note A).

(3)	Charge related to the settlement of a class action lawsuit (see Note F).

(4)	Charge resulted from the January 2006 closing of the company’s remaining Owens Restaurants.

(5)	The company recorded a tax benefit after it entered into a settlement and compliance agreement with the State of Ohio (see Note C).

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 28, 2006 Dollars in thousands unless otherwise noted, except per share amounts

Note J • Industry Segments
     The company’s operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.
     Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company’s operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.
     Information on the company’s industry segments is summarized as follows:

	2006	2005	2004
Sales
Restaurant operations	$1,335,741	$1,230,301	$984,896
Food products	286,460	269,903	248,373

	1,622,201	1,500,204	1,233,269
Intersegment sales of food products	(37,382)	(40,009)	(35,272)

Total	$1,584,819	$1,460,195	$1,197,997

Operating Income
Restaurant operations	$70,497	$57,710	$95,878
Food products	14,860	9,196	17,423

Total	$85,357	$66,906	$113,301

Depreciation and Amortization Expense
Restaurant operations	$64,839	$58,790	$42,516
Food products	11,223	8,045	7,590

Total	$76,062	$66,835	$50,106

Capital Expenditures
Restaurant operations	$104,485	$132,683	$121,366
Food products	8,375	6,904	19,671

Total	$112,860	$139,587	$141,037

Identifiable Assets
Restaurant operations	$1,068,331	$1,041,386	$749,599
Food products	83,699	79,608	76,933

	1,152,030	1,120,994	826,532
General corporate assets	57,153	62,992	41,701

Total	$1,209,183	$1,183,986	$868,233

Management's Report on Internal Control Over Financial Reporting

To the Stockholders of Bob Evans Farms, Inc.:
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.
     Under our supervision, management assessed our internal control over financial reporting as of April 28, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.
     Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.
     We reviewed the results of management’s assessment with the audit committee of our board of directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management’s assessment and independently assessed the effectiveness of the company’s internal control over financial reporting. Ernst & Young has issued an attestation report concurring with management’s assessment, which is included in this annual report.

Steven A. Davis
Chief Executive Officer

Donald J. Radkoski
Chief Financial Officer

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 28, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Bob Evans Farms, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 28, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bob Evans Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 28, 2006, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Bob Evans Farms, Inc. and our report dated July 10, 2006, expressed an unqualified opinion thereon.

Columbus, Ohio
July 10, 2006

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:
     We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 28, 2006, and April 29, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended April 28, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 28, 2006, and April 29, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 28, 2006, in conformity with U.S. generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bob Evans Farms, Inc.’s internal control over financial reporting as of April 28, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2006, expressed an unqualified opinion.

Columbus, Ohio
July 10, 2006

Management’s Discussion and Analysis of Selected Financial Information Bob Evans Farms, Inc. and Subsidiaries

Results of Operations
     The company owns and operates 689 full-service restaurants, including 587 Bob Evans Restaurants in 19 states and 102 Mimi’s Café restaurants in 17 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States. Mimi’s Café restaurants are primarily located in California and other western states. Revenue in the restaurant segment is recognized at the point of sale.
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
     References herein to 2007, 2006, 2005 and 2004 refer to fiscal years. Fiscal 2004 was a 53-week year, whereas all other years presented are 52-week years. The company acquired SWH Corporation (d/b/a Mimi’s Café) (“Mimi’s”) on July 7, 2004 (see Note G of the consolidated financial statements). The results of operations of Mimi’s have only been included in the company’s consolidated financial statements from the date of acquisition, which impacts comparisons to prior years.
Special Items
     Results of operations for 2006 included the impact of several special items that, in total, increased reported net income by $6.7 million, or approximately $0.18 per share (both basic and diluted). The special items resulted in a net increase in restaurant segment operating income of $6.6 million ($4.5 million after tax), a decrease in food products segment operating income of $3.5 million ($2.5 million after tax) and an additional income tax benefit of $4.7 million.
     The restaurant segment special items included $8.1 million in gains (pre-tax) on the sale of various properties and a $0.9 million charge (pre-tax) related to a lawsuit settlement. Both of these items are classified in selling, general and administrative expenses. Restaurant segment results also reflected a $0.6 million charge (pre-tax) related to the January 2006 closing of the company’s remaining Owens Restaurants. This charge primarily affected operating wage and fringe benefit expenses.
     The food products segment special item of $3.5 million (pre-tax) resulted from a change in the estimated residual value of the company’s investments in income tax credit limited partnerships and was classified in amortization expense.
     The additional income tax benefit of $4.7 million recorded in 2006 was due to an April 2006 settlement and compliance agreement with the State of Ohio related to the determination of corporate franchise taxes for fiscal years 1998 through 2006. The amount of the benefit was the reversal of reserves in excess of the settlement amount.
General Overview
     The following table reflects data for the company’s fiscal year ended April 28, 2006, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying consolidated statements of income. Also included is data for the company’s two industry segments — restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

(dollars in thousands)	Consolidated Results			Restaurant Segment			Food Products Segment
	2006*	2005	2004	2006*	2005	2004	2006*	2005	2004

Net sales	$1,584,819	$1,460,195	$1,197,997	$1,335,741	$1,230,301	$984,896	$249,078	$229,894	$213,101
Operating income	$85,357	$66,906	$113,301	$70,497	$57,710	$95,878	$14,860	$9,196	$17,423

Cost ofsales	29.6%	30.3%	28.4%	25.6%	25.9%	24.4%	51.4%	53.9%	47.3%
Operating wages	36.3%	36.4%	34.9%	40.8%	40.9%	39.6%	11.8%	12.2%	13.4%
Other operating	16.3%	16.2%	14.6%	18.3%	18.2%	16.6%	5.4%	5.5%	5.3%
S,G&A	7.6%	7.9%	8.4%	5.2%	5.5%	5.4%	20.9%	20.9%	22.2%
Depreciation & amortization	4.8%	4.6%	4.2%	4.8%	4.8%	4.3%	4.5%	3.5%	3.6%

Operating income	5.4%	4.6%	9.5%	5.3%	4.7%	9.7%	6.0%	4.0%	8.2%

*	Consolidated and restaurant results include the following special items discussed above: $8,110 net pre-tax gains on asset disposals and an $885 pre-tax charge for a lawsuit settlement, both in S,G&A; and a $628 pre-tax charge, primarily to operating wages, related to the closing of the remaining Owens Restaurants. Consolidated and food products results include a $3,487 pre-tax charge included in amortization related to investments in income tax credit limited partnerships. The net pre-tax gain from the special items in 2006 was $3,110. Excluding the special items in 2006, results would have been as follows:

•	Cost of sales: $469,580 consolidated; 29.6% of consolidated sales and 25.6% of restaurant sales

•	Operating wages: $573,857 consolidated; 36.2% of consolidated sales and 40.8% of restaurant sales

•	S,G&A: $128,306 consolidated; 8.1% of consolidated sales and 5.7% of restaurant sales

•	Depr. & amort.: $72,575 consolidated; 4.6% of consolidated sales and 3.1% of food products sales

•	Operating income: $82,247 consolidated; 5.2% of consolidated sales, 4.8% of restaurant sales and 7.4% of food products sales.

Restaurant Segment Overview
The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, same-store sales (defined in the sales section below), labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2006, the factor that had the greatest negative impact on restaurant segment profitability was weakness in same-store sales (primarily at Bob Evans Restaurants) throughout the year. The factors that had the greatest positive impact on restaurant segment profitability were improved food and labor costs in the last half of the year.
     Same-store sales in 2006 decreased 1.6% at Bob Evans Restaurants and increased 1.6% at Mimi’s Cafés compared to 2005. Although Bob Evans Restaurants experienced a decline in same-store sales for the year, the results in the last half of the year were stronger than the first half. The company attributed the improvement to a renewed focus on the breakfast day part and the introduction of a new streamlined menu in 2006.
     Management’s focus on controlling food and labor costs had a significant positive impact on operating results in the latter half of 2006. Additionally, commodity costs were more favorable after the first quarter of 2006 when compared to the corresponding period last year. Labor costs improved through effective management of labor hours and modifying hours of operation to better match customer traffic patterns. These factors are discussed further in the detailed sections that follow. However, the end result is that restaurant operating income increased $12.8 million, or 22.2%, in 2006 compared to a year ago.
     Furthermore, the segment’s operating income margin was 5.3% in 2006 compared to 4.7% in 2005. Excluding the $6.6 million net pre-tax gain from the special items outlined in the earnings table above, the segment’s operating income increased $6.2 million, or 10.7%, in 2006 compared to a year ago, and the segment’s operating income margin was 4.8%.
     During 2006, the company closed 24 Bob Evans and Owens Restaurants. These restaurants contributed approximately $28 million in annualized sales and $1 million in annualized operating losses.
Food Products Segment Overview
     The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2006, the two factors that had the greatest impact on food products segment profitability were strong sales growth and lower hog costs.
     Food products segment net sales increased 8.3% in 2006 compared to 2005. The higher net sales were driven by a 9.9% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes). The sales increase in terms of dollars was less than the increase in terms of pounds due to lower net prices on items sold.
     Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs decreased 14.5% in 2006. This decrease in hog costs led to a decrease in food products segment cost of sales to 51.4% of sales in 2006 from 53.9% a year ago.
     The increase in net sales, combined with lower hog costs and better leveraging of operating expenses, resulted in an increase in operating income of $5.7 million, or 61.6%, in 2006 compared to a year ago. Additionally, the food products operating income margin increased to 6.0% of sales in 2006 versus 4.0% in 2005. Excluding the $3.5 million pre-tax charge from special items outlined in the earnings table above, the segment’s operating income increased $9.2 million, nearly double a year ago, and the segment’s operating margin was 7.4%.
Sales
     Consolidated net sales increased $124.6 million, or 8.5%, in 2006 compared to 2005. The 2006 increase was the net result of a $105.4 million increase in restaurant segment sales and a $19.2 million increase in food products segment sales. The restaurant segment increase was due, in part, to the fact that 2005 results did not include Mimi’s sales until after the company acquired Mimi’s near the end of the first quarter of 2005. Based on the pro-forma data (provided in Note G of the financial statements), the sales increase in 2006 would have been 4.9% compared to a year ago if Mimi’s sales were included for all of 2005.
     Restaurant segment sales accounted for 84.3% of total sales in both 2006 and 2005 and 82.2% of total sales in 2004. The $105.4 million in additional restaurant sales in 2006 represented an 8.6% increase over 2005 sales, which were 24.9% higher than 2004 sales. Excluding the impact of the extra week in 2004, restaurant sales increased 27.4% in 2005 over 2004, mostly as a result of the Mimi’s acquisition, which provided $238.0 million in sales in 2005. The increase in restaurant sales in 2006 was largely the result of the inclusion of Mimi’s results for a full year, as well as more restaurants in operation, partially offset by a 1.6% decrease in same-store sales at Bob Evans Restaurants. Using pro-forma data for 2005 to normalize the impact of the Mimi’s acquisition, restaurant sales in 2006 increased 4.3% compared to 2005.

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

     Mimi’s had a same-store sales increase of 1.6% in 2006, which included an average menu price increase of 2.2%. Same-store sales at Bob Evans Restaurants decreased 1.6% and 3.6% in 2006 and 2005, respectively, and increased 1.2% in 2004 (excluding the impact of the extra week in 2004). These same-store sales comparisons for Bob Evans Restaurants included average menu price increases of 1.5% in both 2006 and 2005 and 2.3% in 2004. Although same-store sales comparisons were negative at Bob Evans Restaurants for nearly all of 2006, the results in the last two quarters of the year significantly improved over the previous six quarters. Same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to the start of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.
     Carryout and retail sales also contributed to the Bob Evans Restaurant sales increase in 2006. Carryout sales represented 6.8% of Bob Evans Restaurant sales in 2006 compared to 6.4% and 6.3% in 2005 and 2004, respectively. Retail merchandise sales comprised 1.9% of Bob Evans Restaurant sales in both 2006 and 2005 compared to 1.7% in 2004. Sales at Mimi’s benefited from beer and wine sales, which represented 3.3% of its sales in both 2006 and 2005, and also from carryout sales, which represented 3.8% of its sales in 2006 compared to 3.4% in 2005.
     Additional restaurant sales growth in 2006 was provided by an increase in the number of operating locations: 689 restaurants in operation at the end of 2006 compared to 683 in 2005. The 2006 Bob Evans Restaurant openings included further expansion into existing markets particularly in Ohio, Florida and Missouri. During 2006, 24 underperforming Bob Evans Restaurants, including the remaining Owens Restaurants, were closed. Mimi’s 2006 openings included three restaurants in both California and Florida, as well as the first restaurants in Arkansas, Georgia, Tennessee and South Carolina. The chart below summarizes the restaurant openings and closings during the last two years for Bob Evans Restaurants and Mimi’s:
Bob Evans Restaurants:

	Beginning	Opened	Closed	Ending

Fiscal Year 2006
First Quarter	591	6	4	593
Second Quarter	593	6	11	588
Third Quarter	588	3	9	582
Fourth Quarter	582	5	0	587

Fiscal Year 2005
First Quarter	558	11	2	567
Second Quarter	567	12	1	578
Third Quarter	578	10	1	587
Fourth Quarter	587	4	0	591
Mimi’s Cafés:

	Beginning	Opened	Closed	Ending

Fiscal Year 2006
First Quarter	92	1	0	93
Second Quarter	93	2	0	95
Third Quarter	95	1	0	96
Fourth Quarter	96	6	0	102

Fiscal Year 2005
First Quarter	81	0	0	81
Second Quarter	81	3	0	84
Third Quarter	84	4	0	88
Fourth Quarter	88	4	0	92
Consolidated Restaurants:

	Beginning	Opened	Closed	Ending

Fiscal Year 2006
First Quarter	683	7	4	686
Second Quarter	686	8	11	683
Third Quarter	683	4	9	678
Fourth Quarter	678	11	0	689

Fiscal Year 2005
First Quarter	639	11	2	648
Second Quarter	648	15	1	662
Third Quarter	662	14	1	675
Fourth Quarter	675	8	0	683

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

     The company has updated the appearance of many of its Bob Evans Restaurants, of which 14 were rebuilt and 34 remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with a “back to basics”approach will strengthen the Bob Evans concept. For 2007, the company plans to decrease the growth rate of Bob Evans Restaurants to approximately 10 new locations and rebuild 4 existing restaurants. In addition,the company expects to increase the number of Mimi’s openings to approximately 14 in 2007.
     Various promotional programs were employed throughout the last few years, including those involving gift cards, children’s programs and seasonal menu offerings.The 2006 strategy at Bob Evans Restaurants primarily focused on a new streamlined menu that was introduced in November 2005. The company began a “back to basics”approach with its Bob Evans Restaurants by focusing on customer service and highlighting higher-margin breakfast offerings, which have been the company’s traditional strength.
     Although Mimi’s same-store sales slowed somewhat in the latter part of 2006,management is pleased with the overall performance and progress of Mimi’s. Management is also pleased with the strong reception that Mimi’s has received in new markets.
     Food products segment sales accounted for 15.7% of total sales in both 2006 and 2005 and 17.8% of total sales in 2004. Food products segment sales increased $19.2 million, or 8.3%, in 2006 versus 2005. The 2006 sales increase was reflective of a 9.9% increase in the volume of comparable products sold (calculated using the same products in both periods and excluding newer products). The increase in sales was driven mostly by the company’s complementary homestyle convenience items, primarily refrigerated potatoes and macaroni & cheese. The increase in food products sales was partially offset by a $7.5 million increase in promotional spending,which is netted against sales.
     Food products segment sales increased $16.8 million, or 7.9%,in 2005 versus 2004.Excluding the impact of the extra week in 2004,food products segment sales increased $20.6 million,or 9.9%,in 2005 versus 2004.The 2005 sales increase was reflective of a 5.4% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in 2004) and an approximate 5% price increase in manufactured products. The increase in volume was reflective of the strength in the company’s core sausage products and complementary homestyle convenience items (primarily refrigerated potatoes and macaroni & cheese). A $4.9 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.
Cost of Sales
     Consolidated cost of sales (cost of materials) was 29.6%, 30.3% and 28.4% of sales in 2006, 2005 and 2004, respectively.
     In the restaurant segment,cost of sales (predominantly food costs) was 25.6%, 25.9% and 24.4% of sales in 2006, 2005 and 2004, respectively. Restaurant cost of sales changed significantly during the year in both 2005 and 2006. During 2005, restaurant cost of sales rose from 24.4% of sales in the first quarter to 26.8% of sales in the fourth quarter. During 2006, the reverse occurred: restaurant cost of sales declined steadily from a high of 26.6% of sales in the first quarter to 24.8% of sales in the fourth quarter.
     The increases in restaurant cost of sales in 2005 were due mostly to the inclusion of Mimi’s and,to a lesser extent, a higher commodity price environment in the restaurant industry and the impact of initiatives to enhance customers’value perceptions at Bob Evans Restaurants. Mimi’s cost of sales is traditionally higher than Bob Evans Restaurants’cost of sales primarily as a result of a greater portion of sales that are derived from lunch and dinner items, which typically carry higher food costs, as well as a different positioning strategy (similar to casual theme restaurants) than Bob Evans Restaurants.
     The initiatives at Bob Evans Restaurants that negatively impacted the cost of sales ratio in 2005 included increased portion sizes as well as price reductions on several popular menu items. The improvement in restaurant cost of sales throughout 2006 was due to decreasing reliance on the value initiatives at Bob Evans Restaurants implemented in 2005, a gradually improving commodity price environment and a renewed focus on lower-cost breakfast items at Bob Evans Restaurants.
     Food products segment cost of sales was 51.4%, 53.9% and 47.3% of sales in 2006, 2005 and 2004, respectively. These results were reflective of changing hog costs, which averaged $43.26, $50.60 and $37.99 per hundredweight in 2006, 2005 and 2004, respectively. The 2006 average represented a 14.5% decrease compared to 2005, and the 2005 average represented a 33.2% increase compared to 2004. Additionally, the cost of sales ratio in the food products segment has generally trended higher in the last few years, reflecting increasing sales of purchased products (e.g.mashed potatoes, frozen entrees, etc.), which tend to have a higher cost of sales compared to the products produced internally.

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

Operating Wage and Fringe Benefit Expenses
     Consolidated operating wage and fringe benefit expenses (“operating wages”) were 36.3%, 36.4% and 34.9% of sales in 2006, 2005 and 2004, respectively. The operating wage ratio decreased slightly in both the restaurant segment and the food products segment in 2006.
     In the restaurant segment, operating wages were 40.8%, 40.9% and 39.6% of sales in 2006, 2005 and 2004, respectively. While the operating wage ratio for 2006 was comparable to 2005, the ratio of 40.8% for the year was only possible because of much improved labor costs in the latter part of 2006. Initiatives to enhance customer satisfaction levels at Bob Evans Restaurants had the effect of increasing labor costs early in the year. During the latter part of the year, however, labor costs were improved through effective management of labor hours and modifying hours of operation to better match customer traffic patterns. The higher wages in 2005 compared to 2004 were the result of an increased focus on customer service initiatives, higher health insurance costs and the fact that wages were not as well leveraged (due to lower-than-expected same-store sales).
     In the food products segment, operating wages were 11.8%, 12.2% and 13.4% of sales in 2006, 2005 and 2004, respectively. The 2006 decrease was due to better leveraging of costs as a result of increased sales volume discussed in the “Sales” section above. The 2005 decrease was also due to better leveraging of costs as a result of increased sales volume, as well as a price increase in manufactured products.
Other Operating Expenses
     Nearly 95% of other operating expenses (“operating expenses”) occurred in the restaurant segment in 2006; the most significant components of which were utilities, advertising, restaurant supplies, repair and maintenance, rent, taxes (other than federal and state income taxes) and credit card processing fees. Consolidated operating expenses were 16.3%, 16.2% and 14.6% of sales in 2006, 2005 and 2004, respectively. Restaurant segment operating expenses were 18.3%, 18.2% and 16.6% of sales in 2006, 2005 and 2004, respectively.The significant fluctuations within restaurant segment operating expenses for 2006 compared to 2005 included increased utilities expense due mostly to higher natural gas prices, offset by decreased advertising expenses at Bob Evans Restaurants. The increase in 2005 compared to 2004 was due to a negative leveraging of operating expenses, as the result of lower-than-expected same-store sales at Bob Evans Restaurants, and increased rent expense associated with Mimi’s, which leases nearly all of its locations.
     Food products segment operating expenses as a percent of sales in 2006, 2005 and 2004 were 5.4%, 5.5% and 5.3%, respectively. The 2006 results were generally comparable to 2005, whereas the increase in 2005 versus 2004 was due to the inclusion of a new production plant in Sulphur Springs, Texas.
Selling, General and Administrative Expenses
     The most significant components of selling, general and administrative (“S,G&A”) expenses were wages and fringe benefits, food products advertising expense, food products transportation costs and gains on real estate sales. Consolidated S,G&A expenses represented 7.6%, 7.9% and 8.4% of sales in 2006, 2005 and 2004, respectively. The decrease in 2006 was mostly due to gains on the sale of real estate of $8.1 million reflected as a reduction of S,G&A expense in the restaurant segment. Excluding the gains on the sale of real estate and a $0.9 million charge for a lawsuit settlement,consolidated S,G&A expenses were 8.1% of sales in 2006. Transportation costs in the food products segment increased as a percentage of sales due to significantly higher fuel costs. The decrease in the S,G&A ratio in 2005 as compared to 2004 was due to lower bonus accruals as well as the inclusion of Mimi’s, which had an overall lower S,G&A ratio than Bob Evans Restaurants.
Depreciation and Amortization
     Depreciation and amortization expense (“D&A”) was 4.8%, 4.6% and 4.2% of consolidated sales in 2006, 2005 and 2004, respectively, and 4.5%, 3.5% and 3.6% of food products sales in 2006, 2005 and 2004, respectively. The significant increase in D&A in 2006 was the result of an amortization charge of $3.5 million due to a change in the estimated residual value of the company’s investments in income tax credit limited partnerships. Excluding this charge, D&A in 2006 would have been 4.6% of consolidated sales and 3.1% of food products sales. The increase in consolidated D&A in 2005 over 2004 was due to the Mimi’s acquisition.

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

Taxes
     The effective federal and state income tax rates were 25.7%, 35.9% and 35.7% in 2006, 2005 and 2004, respectively. In 2005, the company received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998 through 2003. In April 2006, the company entered into a settlement and compliance agreement with the state that covered fiscal years 1998 through 2006. As a result of this agreement, the company recorded a reduction in the income tax provision of $4.7 million, which was attributable to the reversal of reserves in excess of the settlement amount. Excluding the effect of the settlement, the 2006 effective tax rate was 32.0%.
     On June 30, 2005, the State of Ohio enacted tax legislation, which phases out the Ohio corporate franchise (income) tax and phases in a new gross receipts tax called the Commercial Activity Tax (“CAT”) over a five-year period. While the corporate franchise (income) tax was generally based on federal taxable income, the CAT is based on current year sales and rentals in Ohio. The effect of these tax changes did not and is not expected to have a material impact on the company’s results of operations, financial position or liquidity.
Liquidity and Capital Resources
     Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital and capital expenditure requirements in 2006. Cash and equivalents totaled $16.7 million at April 28, 2006. Cash dividends paid represented 31.2% of net income in 2006 and 45.8% of net income in 2005.
     Bank lines of credit were used for liquidity needs and capital expansion during 2006 and 2005. At April 28, 2006, no amounts were outstanding under such arrangements, and unused bank lines of credit available were $100 million. These unsecured revolving lines of credit are renewed annually.
     In 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 28, 2006, $20.3 million was outstanding on this note.
     On July 7, 2004, the company established a $183 million short-term committed credit facility with a bank to finance the acquisition of Mimi’s. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190 million in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted-average interest rate of 4.9% paid quarterly.
     Payments of the company’s contractual obligations under outstanding indebtedness as of April 28, 2006, are as follows:
Payments Due By Period (in thousands)

Contractual		1 Year	2-3	4-5	After 5
Obligations(1)	Total	and Less	Years	Years	Years

Operating leases	$310,134	$19,297	$38,720	$37,629	$214,488
Long-term debt	$210,333	$4,000	$73,237	$53,809	$79,287
Interest on debt(2)	$47,157	$10,622	$16,706	$10,358	$9,471
Purchase obligations	$37,871	$37,871	$0	$0	$0

(1)	The provisions of the company’s deferred compensation plans do not provide for specific payment dates. Therefore, the obligations pursuant to the plans were excluded from this table. The company’s deferred compensation obligations of $18.0 million were included in the consolidated balance sheet at April 28, 2006, within long-term liabilities.

(2)	All interest is at fixed rates as outlined in Note B of the Consolidated Financial Statements.
     The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2007 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted. At the end of 2006, the company also had $11.3 million in standby letters of credit for self-insurance plans and land development agreements.
     At April 28, 2006, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $37.9 million. The company is reevaluating its capital allocation plans, but currently expects capital expenditures for 2007 to approximate $90 to $100 million and depreciation and amortization expenses are expected to approximate $78 million. The company plans to open approximately 24 full-service restaurants, comprised of approximately 10 Bob Evans Restaurants and approximately 14 Mimi’s Café restaurants in 2007, as well as upgrade various property, plant and equipment in both segments.

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

     The amounts of other contingent commercial commitments by expiration period as of April 28, 2006, are as follows:

	Amount of Commitment Expiration
	Per Period (in thousands)
Other	Total
Commercial	Amounts	1 Year	2-3	4-5	After 5
Commitments	Committed	and Less	Years	Years	Years

Standby letters of credit	$11,275	$9,775	$1,500	$0	$0
Lines of credit	0	0	0	0	0

Total commercial commitments	$11,275	$9,775	$1,500	$0	$0

Critical Accounting Policies
     The company’s accounting policies are more fully described in Note A of the Consolidated Financial Statements. As discussed in Note A, the Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that the following discussion addresses the company’s most significant accounting policies, and the following significant accounting policies may involve a higher degree of judgment and complexity.
     The company is self-insured for most casualty losses up to certain stop-loss limits and fully self-insured for most employee health-care claims. The company records its best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health-care claims. The recorded liability includes estimated reserves for both reported claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity as well as changes in factors such as business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. The employee health-care claims reserve estimate is based on management’s review of historical claims paid and the historical time lag between the company’s incurred claims and when the claims are paid. The company reviews the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in reserves, which increases management’s confidence level that the recorded reserve is adequate. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, management believes that its calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, the company has been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note F for a further discussion of the company’s insurance programs.
     Property, plant and equipment comprise 80% of the company’s assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets, including definite life intangible assets, requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.
     Long-term investments include investments in income tax credit limited partnerships, recorded at amortized cost. The company amortizes the investments to the estimated residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period. In 2006, the company changed the estimated residual value assigned to the income tax credit limited partnerships, which resulted in an additional charge to amortization expense of $3.5 million.
     The company has goodwill totaling $57.7 million and other intangible assets of $56.6 million primarily as a result of the Mimi’s acquisition and records the balances in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. At the beginning of the fourth quarter of 2006 and 2005, the company completed its annual impairment tests required under the provisions of SFAS No. 142. Factors used in the impairment tests include, but are not limited to, management’s plans for future operations, brand initiatives, recent operating results and projected sales and cash flows. If future economic conditions are different than those projected by management, it is reasonably possible that impairment charges my be required. After completing the tests, the company determined that no impairment existed and as a result, no impairment losses were recorded in 2006 or 2005.

Management's Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries

     The company applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2006, 2005 and 2004 would have been lower by $2.7 million, $5.4 million and $4.1 million, respectively, if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation plans.
     In December 2002, the FASB issued SFAS No. 123 (R), Share-Based Payment, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award.
     The company will adopt SFAS No. 123 (R) in the first quarter of 2007 using the modified-prospective approach. Under the modified-prospective method, compensation cost is recognized in the financial statements beginning with the effective date of adoption, based on the requirement of SFAS No. 123 (R) for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123 (R). The estimated impact in 2007, based on unvested stock options outstanding at April 28, 2006, is approximately $2.1 million. In anticipation of the adoption of SFAS No. 123 (R), the company has adjusted the mix of employee incentive-based compensation by significantly reducing the number of stock options that will be awarded in the future and instead shifting more to restricted stock awards and other cash-based compensation.
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
     While the company’s recognition of revenue does not generally involve significant judgment, the accounting for unredeemed gift certificates and gift cards requires estimation. The company recognizes income from gift certificates and gift cards when they are redeemed by the customer. In addition, the company recognizes income on unredeemed gift certificates and gift cards only when it can determine that the likelihood of the gift certificate or gift card being redeemed is remote and that there is no legal obligation to remit the amount of unredeemed gift certificates or gift cards to relevant jurisdictions (breakage). The company uses historical redemption patterns to determine the breakage rate of Mimi’s gift cards.
     Until April 2005, Bob Evans Restaurants issued gift certificates with system limitations that precluded the determination of the aging of unredeemed certificates, and therefore breakage. In April 2005, Bob Evans Restaurants discontinued issuing gift certificates and began issuing gift cards. The company has the ability to track the usage patterns and aging of these gift cards. The company continues to monitor the monthly redemption rates of its unredeemed gift certificates. Subject to a thorough review of its legal obligations, the company anticipates that in 2007 or 2008 it will be able to determine that the likelihood of redemption of its remaining unredeemed gift certificates will be remote and will recognize breakage on those gift certificates at that time. It is not currently possible to adequately estimate what that breakage amount will be; however, subject to legal obligation requirements, it is reasonably possible that the amount will be material to the company’s quarterly results in the period recognized. The company will begin recognizing breakage on Bob Evans Restaurants’gift cards when adequate historical data exists to determine breakage rates.
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

Management’s Discussion of Risk Factors
Bob Evans Farms, Inc. and Subsidiaries

     Management believes that the current reported financial information may not be indicative of future operating results. In addition, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.
     Restaurant segment business risks include: competition, concentration of Bob Evans Restaurants in the Midwest, consumer acceptance, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy and weather.
     The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company’s restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry’s same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The changes in same-store sales for Bob Evans Restaurants are as follows: (1.6)%, (3.6)% and 1.2% in 2006, 2005 and 2004, respectively. The impact of same-store sales on overall sales and corresponding profit margins may be significant. All restaurants continue to be evaluated by management in order to identify underperforming locations. In 2006, 24 restaurants were closed due to poor performance, including the remaining Owens Restaurants in Texas. Depending on profitability and factors specific to a location, the company may close additional restaurants in 2007, but the total is expected to be less than in 2006.
     A significant portion of the company’s Bob Evans Restaurants are concentrated in the Midwest, which has experienced a worse unemployment rate and general economic environment than the country as a whole. Management believes that economic pressures on Bob Evans Restaurants’core customers, many of whom may be under budget constraints, have impacted the frequency of their visits to Bob Evans Restaurants. These circumstances have significantly impacted Bob Evans Restaurant same-store sales and reduced profitability, par-ticularly compared to the company’s more geographically diverse competitors.
     Increases in federal or state minimum wage rates may have an impact on future wage costs as Congress and state legislatures consider increases to the rates currently in effect.
     Energy costs continued to rise in 2006. Management expects the high prices to continue in 2007. The company will closely monitor energy costs and evaluate all options carefully.
     Availability of sites and weather conditions impact the timing of future expansion. However, the company plans to open approximately 24 full-service restaurants, including approximately 10 Bob Evans Restaurants and approximately 14 Mimi’s Café restaurants in fiscal 2007 in comparison to 20 Bob Evans Restaurants and 10 Mimi’s Café restaurants in 2006 and 37 Bob Evans Restaurants and 11 Mimi’s Café restaurants in 2005.
     Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $43.26, $50.60 and $37.99 per hundredweight in 2006, 2005 and 2004, respectively. Trends at the beginning of 2007 lead management to believe that hog costs will be roughly $40.00 per hundredweight in 2007.
     Another uncertainty is the consumer acceptance of new items. Some of the planned introductions in 2007 for the food products segment include Express sausage patties, meat loaf and beef stew refrigerated entrees, and frozen, pre-baked breakfast breads.
     The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company’s exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

Management’s Discussion of Risk Factors
Bob Evans Farms, Inc. and Subsidiaries

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements in this report that are not historical facts are forward-looking statements. Forward-looking statements involve various important assumptions, risks and uncertainties. Actual results may differ materially from those predicted by the forward-looking statements because of various factors and possible events, including, without limitation:
•	Changing business and/or economic conditions, including energy costs,

•	Competition in the restaurant and food products industries,

•	Ability to control restaurant operating costs, which are impacted by market changes in the cost or availability of labor and food, minimum wage and other employment laws, fuel and utility costs and general inflation,

•	Changes in the cost or availability of acceptable new restaurant sites,

•	Accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of Mimi’s Café,

•	Adverse weather conditions in locations where the company operates its restaurants,

•	Consumer acceptance of changes in menu, price, atmosphere and/or service procedures,

•	Consumer acceptance of the company’s restaurant concepts in new geographic areas and

•	Changes in hog and other commodity costs.
     There is also the risk that the company may incorrectly analyze these risks or that the strategies developed by the company to address them will be unsuccessful.
     Certain risks, uncertainties and assumptions are discussed here and under the heading “Risk Factors“in Item 1A of the company’s Annual Report on Form 10-K for the fiscal year ended April 28, 2006. It is impossible to predict or identify all such risk factors. Consequently, no one should consider any such list to be a complete set of all potential risks and uncertainties. Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the statement is made to reflect unanticipated events. Any further disclosures in the company’s filings with the Securities and Exchange Commission should also be consulted. All subsequent written and oral forward-looking statements attributable to the company or any person acting on behalf of the company are qualified by the cautionary statements in this section.