Form 10-K, Exhibit 13
period 2007-04-27
EVANS BOB FARMS INC
filed 2007-06-26
CIK 33769

Exhibit 13
Consolidated Financial Review
Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

	2007	2006	2005(a)	2004	2003

Operating Results
Net sales	$1,654,460	$1,584,819	$1,460,195	$1,197,997	$1,091,337
Operating income	98,422	85,357	66,906	113,301	117,133
Income before income taxes	89,427	73,712	57,672	111,990	115,503
Income taxes	28,885	18,938	20,704	39,955	40,426
Net income	60,542	54,774	36,968	72,035	75,077
Earnings per share of common stock:
Basic	$1.68	$1.53	$1.05	$2.07	$2.13
Diluted	$1.66	$1.52	$1.04	$2.03	$2.10

Financial Position
Working capital	$(98,719)	$(77,083)	$(124,349)	$(98,375)	$(93,607)
Property, plant and equipment — net	957,549	967,717	949,906	783,397	704,442
Total assets	1,196,962	1,185,078	1,150,942	853,302	771,369
Debt:
Short-term	34,000	4,000	47,000	38,620	36,255
Long-term	172,333	206,333	210,333	24,333	28,333
Stockholders’equity	705,231	704,456	652,831	630,163	560,919

Supplemental Information for the Year
Capital expenditures	$84,242	$112,860	$139,587	$141,037	$106,268
Depreciation and amortization	$74,238	$76,062	$66,835	$50,106	$44,150
Weighted-average shares outstanding:
Basic	36,105	35,691	35,315	34,878	35,203
Diluted	36,484	35,944	35,644	35,513	35,813
Cash dividends declared per share	$0.56	$0.48	$0.48	$0.48	$0.44
Common stock market closing prices:
High	$38.15	$30.93	$31.28	$34.08	$32.87
Low	$25.10	$21.09	$20.31	$23.26	$21.22

Supplemental Information at Year-End
Employees	51,092	50,810	52,558	42,035	40,446
Registered Stockholders	30,969	32,296	33,871	35,044	36,977
Market price per share at closing	$37.12	$28.88	$20.40	$30.73	$24.91
Book value per share	$20.07	$19.55	$18.44	$17.88	$16.26

(a)	On July 7, 2004, the company acquired SWH Corporation (d/b/a Mimi’s Café), whose results of operations are included from the date of acquisition.
Bob Evans Farms, Inc.     17

Consolidated Balance Sheets
Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	April 27, 2007	April 28, 2006

Assets
Current Assets
Cash and equivalents	$29,287	$16,727
Accounts receivable	20,515	16,131
Inventories	28,673	28,058
Deferred income taxes	9,468	14,545
Prepaid expenses	1,151	1,604
Assets held for sale	13,370	5,337

Total Current Assets	102,464	82,402

Property, Plant and Equipment
Land	238,690	246,740
Buildings and improvements	819,489	784,729
Machinery and equipment	392,925	375,197
Construction in progress	6,421	11,492

	1,457,525	1,418,158
Less accumulated depreciation	499,976	450,441

Net Property, Plant and Equipment	957,549	967,717

Other Assets
Deposits and other	5,117	2,776
Long-term investments	18,326	17,857
Goodwill	57,729	57,729
Other intangible assets	55,777	56,597

Total Other Assets	136,949	134,959

	$1,196,962	$1,185,078

Liabilities and Stockholders’ Equity
Current Liabilities
Current maturities of long-term debt	$34,000	$4,000
Accounts payable	27,656	25,486
Dividends payable	4,920	4,324
Federal and state income taxes	22,772	20,736
Accrued non-income taxes	21,390	18,984
Accrued wages and related liabilities	32,086	30,153
Self insurance	21,051	20,116
Deferred revenue	17,515	15,717
Other accrued expenses	19,793	19,969

Total Current Liabilities	201,183	159,485

Long-Term Liabilities
Deferred compensation	23,889	18,001
Deferred income taxes	73,940	77,936
Deferred rent	20,386	18,867
Long-term debt	172,333	206,333

Total Long-Term Liabilities	290,548	321,137

Stockholders’ Equity
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2007 and 2006	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2007 and 2006	60	60
Capital in excess of par value	160,441	151,164
Retained earnings	711,333	670,962
Treasury stock, 7,496,181 shares in 2007 and 6,604,967 shares in 2006, at cost	(167,029)	(118,156)

Total Stockholders’ Equity	705,231	704,456

	$1,196,962	$1,185,078

See Notes to Consolidated Financial Statements
Bob Evans Farms, Inc.     18

Consolidated Statements of Income
Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years ended April 27, 2007; April 28, 2006; and April 29, 2005	2007	2006	2005

Net Sales	$1,654,460	$1,584,819	$1,460,195
Cost of sales	482,127	469,718	443,226
Operating wage and fringe benefit expenses	596,861	574,347	530,995
Other operating expenses	265,137	258,254	236,811
Selling, general and administrative expenses	137,675	121,081	115,422
Depreciation and amortization expense	74,238	76,062	66,835

Operating Income	98,422	85,357	66,906

Net interest expense	8,995	11,645	9,234

Income Before Income Taxes	89,427	73,712	57,672

Provisions for income taxes	28,885	18,938	20,704

Net Income	$60,542	$54,774	$36,968

Earnings Per Share — Basic	$1.68	$1.53	$1.05

Earnings Per Share — Diluted	$1.66	$1.52	$1.04

Cash Dividends Paid Per Share	$0.54	$0.48	$0.48

See Notes to Consolidated Financial Statements
Bob Evans Farms, Inc.     19

Consolidated Statements of Stockholders’ Equity
Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

	Common	Common		Capital
	Stock	Stock	Preferred	in Excess	Retained	Treasury
	Shares	Amount	Stock	of Par Value	Earnings	Stock	Total

Stockholders’ Equity at 4/30/04	35,240,899	$426	$60	$149,967	$613,371	$(133,661)	$630,163

Net income					36,968		36,968
Dividends declared ($0.48 per share)					(16,967)		(16,967)
Treasury stock reissued under employee plans	162,854			(718)		3,041	2,323
Tax benefit — employee plans				344			344

Stockholders’ Equity at 4/29/05	35,403,753	426	60	149,593	633,372	(130,620)	652,831

Net income					54,774		54,774
Dividends declared ($0.48 per share)					(17,184)		(17,184)
Treasury stock reissued under employee plans	629,398			434		12,464	12,898
Tax benefit — employee plans				1,137			1,137

Stockholders’ Equity at 4/28/06	36,033,151	426	60	151,164	670,962	(118,156)	704,456

Net income					60,542		60,542
Dividends declared ($0.56 per share)					(20,171)		(20,171)
Treasury stock repurchased	(2,000,000)					(68,997)	(68,997)
Treasury stock reissued under employee plans	1,108,786			6,929		20,124	27,053
Tax benefit — employee plans				2,348			2,348

Stockholders’ Equity at 4/27/07	35,141,937	$426	$60	$160,441	$711,333	$(167,029)	$705,231

See Notes to Consolidated Financial Statements
Bob Evans Farms, Inc.     20

Consolidated Statements of Cash Flows
Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 27, 2007; April 28, 2006; and April 29, 2005	2007	2006	2005

Operating Activities
Net income	$60,542	$54,774	$36,968
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,238	76,062	66,835
Deferred compensation	5,888	955	1,920
Deferred income taxes	1,081	7,932	3,006
(Gain) loss on disposal of assets	(3,652)	(5,405)	3,167
Gain on long-term investments	(1,065)	(1,358)	(247)
Compensation expense attributable to stock plans	6,112	1,775	295
Deferred rent	1,519	2,845	5,468
Cash provided by (used for) current assets and current liabilities:
Accounts receivable	(4,384)	(1,424)	9
Inventories	(615)	(3,642)	(1,489)
Prepaid expenses	453	622	487
Accounts payable	2,170	1,064	3,430
Federal and state income taxes	2,036	110	10,732
Accrued wages and related liabilities	1,933	6,386	(967)
Self insurance	935	3,776	(1,281)
Accrued non-income taxes	2,406	2,157	1,771
Deferred revenue	1,798	1,423	1,522
Other accrued expenses	109	200	(1,575)

Net cash provided by operating activities	151,504	148,252	130,051

Investing Activities
Purchase of property, plant and equipment	(84,242)	(112,860)	(139,587)
Acquisition of business, net of cash acquired	0	(365)	(183,168)
Purchase of long-term investments	0	(1,027)	(1,674)
Proceeds from sale of property, plant and equipment	16,242	30,524	14,747
Other	(1,661)	(78)	1,451

Net cash used in investing activities	(69,661)	(83,806)	(308,231)

Financing Activities
Cash dividends paid	(19,575)	(17,109)	(16,947)
Purchase of treasury stock	(68,997)	0	0
Line of credit	0	(43,000)	8,380
Proceeds from debt issuance	0	0	372,775
Principal payments on long-term debt	(4,000)	(4,000)	(186,775)
Excess tax benefits from stock-based compensation	2,348	0	0
Proceeds from issuance of treasury stock	20,941	11,123	2,028

Net cash provided by (used in) financing activities	(69,283)	(52,986)	179,461

Increase in cash and equivalents	12,560	11,460	1,281
Cash and equivalents at the beginning of the year	16,727	5,267	3,986

Cash and equivalents at the end of the year	$29,287	$16,727	$5,267

See Notes to Consolidated Financial Statements
Bob Evans Farms, Inc.     21

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
Note A • Summary of Significant Accounting Policies
Description of Business: As of April 27, 2007, Bob Evans Farms, Inc. (the “company”) owns and operates 694 full-service restaurants, including 579 Bob Evans Restaurants in 18 states and 115 Mimi’s Cafés in 20 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States. Mimi’s Cafés are primarily in California and other western states. The company also produces and distributes fresh and fully cooked pork products and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. The company acquired SWH Corporation (d/b/a Mimi’s Café) (“Mimi’s”) in the first quarter of fiscal 2005 (see Note G).
Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
Fiscal Year: The company’s fiscal year ends on the last Friday in April. References herein to 2007, 2006 and 2005 refer to fiscal years ended April 27, 2007; April 28, 2006; and April 29, 2005, respectively. All years presented were comprised of 52 weeks.
Revenue Recognition: Revenue is recognized in the restaurant segment at the point of sale, other than revenue from the sale of gift cards, which is deferred and recognized upon redemption. Revenue in the food products segment is generally recognized when products are delivered to the retailer. All revenue is presented net of sales tax collections.
Cash Equivalents: The company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.
Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($23,242 in 2007 and $22,683 in 2006) and finished goods ($5,431 in 2007 and $5,375 in 2006).
Assets Held for Sale: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the company has classified certain land, building and equipment as “held for sale” in the Consolidated Balance Sheets. Depreciation of these assets has ceased and no gain or loss has been recorded as it is anticipated that proceeds on sale will exceed the net book value of the assets. The company believes these assets, all of which are in the restaurant segment, will be disposed of within the next 12 months.
Property, Plant and Equipment: The company states property, plant and equipment at cost less accumulated depreciation. The straight-line depreciation method is used for nearly all capitalized assets, although some assets purchased prior to 1995 continue to be depreciated using accelerated methods. Depreciation is calculated at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). Improvements to leased properties are depreciated over the shorter of their useful lives or the lease terms, as defined by SFAS No. 13, Accounting for Leases. Total depreciation expense was $72,822; $71,436; and $65,718 in 2007, 2006 and 2005, respectively.
     The company has traditionally sold real property via like-kind exchanges under Internal Revenue Code Section 1031 whereby gains are not recognized for federal income tax purposes. Prior to 2006, the company did not recognize such gains for financial reporting purposes as they were deemed to be immaterial. Due to the significance of the gains in 2006, the company re-examined the accounting treatment for the sale of real estate and determined the gains should be recognized for financial reporting purposes. The company now recognizes all such gains for financial reporting purposes regardless of materiality. Consolidated and restaurant segment results for 2007 and 2006 include net pre-tax gains of $4,443 and $8,110, respectively, on sales of real property, including vacant land and closed restaurant locations. The gains are classified as a reduction of selling, general and administrative expenses.
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
Goodwill: Goodwill, which represents the cost in excess of fair market value of net assets acquired, was $57,729 at the end of 2007 and 2006. In October 2005, the company paid a purchase price adjustment to the sellers of Mimi’s that increased the total cost of the acquisition and therefore goodwill by $365. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized; rather it is tested for impairment at the beginning of the fourth quarter each year or on a more frequent basis when
Bob Evans Farms, Inc.     22

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts events occur or circumstances change between the annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value (see Note H).
Other Intangible Assets: Other intangible assets consist of the Mimi’s business trade name and restaurant concept, and represent allocations of the purchase price for Mimi’s based on a valuation (see Notes G and H). The trade name intangible asset is deemed to have an indefinite economic life and is not amortized. It is tested for impairment at the beginning of the fourth quarter each year or on a more frequent basis if events or changes in circumstances indicate the asset might be impaired. The restaurant concept intangible asset is amortized on a straight-line basis over its estimated economic life of 15 years.
Financial Instruments: The fair values of the company’s financial instruments approximate their carrying values at April 27, 2007, and April 28, 2006. The company does not use derivative financial instruments for speculative purposes.
Self-insurance: The company is self-insured for most workers’ compensation, general liability and automotive liability losses (collectively “casualty losses”), as well as employee health-care claims. The company maintains certain stop-loss coverages with third party insurers to limit its total exposure per claim. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.
Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.
Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $41,807; $40,788; and $46,690 in 2007, 2006 and 2005, respectively.
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
     The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2007	2006	2005

Basic	36,105	35,691	35,315
Dilutive stock options	379	253	329

Diluted	36,484	35,944	35,644

Options to purchase 36,151; 1,875,653; and 2,126,186 shares of common stock in 2007, 2006 and 2005, respectively, were excluded from the diluted earnings per share calculations since they were antidilutive.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
Stock-based Employee Compensation: At April 27, 2007, the company had a stock-based employee compensation plan that is described more fully in Note D. Prior to 2007, the company accounted for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation expense was recognized in 2006 or 2005 for stock options because the exercise price of all options granted was equal to the fair market value of the stock at the grant date.
Bob Evans Farms, Inc.      23

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
     The following table illustrates the effect on net income and earnings per share in 2006 and 2005 if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2006	2005

Net Income, as reported	$54,774	$36,968

Add: Stock-based employee compensation cost, net of related tax effects, included in reported net income	1,234	190

Deduct: Stock-based employee compensation cost, net of related tax effects, determined under the fair value method for all awards	(3,951)	(5,568)

Net Income, pro forma	$52,057	$31,590

Earnings Per Share - Basic
As reported	$1.53	$1.05
Pro forma	$1.46	$0.89

Earnings Per Share - Diluted
As reported	$1.52	$1.04
Pro forma	$1.45	$0.89
     The company adopted SFAS No. 123 (R), Share-Based Payment, on April 29, 2006, (see Note D).
Leases: Rent expense for the company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13. The lease term begins when the company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between the straight-line rent calculation and rent paid is recorded as deferred rent in the Consolidated Balance Sheets. Prior to the fourth quarter of 2006, straight-line rent recorded during the build-out period for new restaurants was capitalized as a cost of constructing the related leasehold improvements, and straight-line rent from the date the premises were ready for their intended use through the restaurant opening date (generally a one-month period) was expensed. At the beginning of the 2006 fourth quarter, the company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period. This accounting standard prohibits the capitalization of rental costs during construction build-out periods. Therefore, the company now expenses all straight-line rent. The 2006 impact of adopting FASB Staff Position FAS 13-1 was immaterial.
     Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.
     Rental expense in 2007, 2006 and 2005 was as follows:

	2007	2006	2005

Minimum rent	$23,986	$21,368	$16,741
Contingent rent	1,631	1,581	1,318

Total rent	$25,617	$22,949	$18,059

     In some instances, the company has received contributions from landlords to help fund the construction of new restaurants. In accordance with SFAS No. 13 and FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, the company has accounted for such landlord contributions as lease incentive obligations that are amortized as a reduction to rent expense over the applicable lease term. The lease incentive obligations are included in the Consolidated Balance Sheets as deferred rent.
Reclassifications: Certain prior-year amounts have been reclassified to conform to the 2007 classification.
New Accounting Pronouncements: In June 2006, the FASB issued FASB Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which is effective for fiscal years beginning after December 15, 2006. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 requires a cumulative effect adjustment to the opening balance sheet of retained earnings for any difference between the net amounts of assets and liabilities previously recognized and those determined under the new guidance for all open tax positions. The company has evaluated the financial impact of adopting FIN 48 and expects to record an immaterial adjustment to reduce retained earnings on the opening balance sheet of fiscal 2008.
     In March 2006, the FASB Emerging Issues Task Force reached a consensus on Issue 06-3 (“EITF 06-3”), “How Sales Tax Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” The guidance requires that a company disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are reported on a gross basis, a company should disclose the amount of such taxes for each period for which an income statement is presented. EITF 06-3 is effective for fiscal periods beginning after December 15, 2006. The company presents sales net of sales taxes. Accordingly, this issue will not have a financial impact to the company.
Bob Evans Farms, Inc.     24

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the company’s consolidated financial statements.

Note B • Long-Term Debt and Credit Arrangements
     Long-term debt is comprised of the following:

	April 27, 2007	April 28, 2006

Unsecured senior notes issued July 28, 2004:
Series A, due July 2007, 3.74%	$30,000	$30,000
Series B, due July 2010, 4.61%	40,000	40,000
Series C, due July 2014, 5.12%	95,000	95,000
Series D, due July 2016, 5.67%	25,000	25,000

Unsecured note issued April 2001, due May 2008, 7.35%	16,333	20,333

Total long-term debt	206,333	210,333
Less: current portion of long-term debt	34,000	4,000

Long-term debt less current portion	$172,333	$206,333

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
     Both the senior notes and the bank note contain various customary covenants and restrictions that, among other things, require certain net worth and fixed charge coverage ratios and place limitations on indebtedness. As of April 27, 2007, the company was in compliance with these covenants and restrictions.
     Maturities of long-term debt are as follows:

2008	$34,000
2009	39,237
2010	26,904
2011	26,905
2012	13,571
Thereafter	65,716

Total	$206,333

     The company also has arrangements with certain banks from which it may borrow up to $70,000 on a short-term basis at floating interest rates. The arrangements are reviewed annually for renewal. Throughout 2007, there were no amounts outstanding under these arrangements. During 2006, the maximum amount outstanding under these unsecured lines of credit was $63,000, and the average amount outstanding was $43,407 with a weighted-average interest rate of 4.3%.
     Interest costs of $764; $1,057; and $1,170 incurred in 2007, 2006 and 2005, respectively, were capitalized in connection with the company’s construction activities. Interest paid in 2007, 2006 and 2005 was $10,759; $12,909; and $10,540, respectively.
Bob Evans Farms, Inc.      25

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
Note C • Income Taxes
     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s deferred tax liabilities and assets as of April 27, 2007, and April 28, 2006, were as follows:

	April 27, 2007	April 28, 2006

Deferred tax assets:
Loss on impaired assets	$7,566	$7,546
Self-insurance	6,912	7,089
Vacation pay	1,755	1,842
Stock and deferred compensation plans	12,894	9,634
Accrued bonus	116	105
Tax credits	4,520	6,925
Deferred rent	5,239	4,228
Inventory and other	1,389	1,281

Total deferred tax assets	40,391	38,650

Deferred tax liabilities:
Accelerated depreciation/asset disposals	82,613	79,900
Intangible assets	22,209	22,073
Other	41	68

Total deferred tax liabilities	104,863	102,041

Net deferred tax liabilities	$64,472	$63,391

Significant components of the provisions for income taxes are as follows:

	2007	2006	2005

Current:
Federal	$23,332	$6,527	$14,779
State	4,472	4,479	2,919

Total current	27,804	11,006	17,698
Deferred, primarily federal	1,081	7,932	3,006

Total tax provisions	$28,885	$18,938	$20,704

The company’s provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2007	2006	2005

Tax at statutory rate	$31,300	$25,799	$20,185
State income tax (net)	2,906	2,911	1,897
FICA tip credits	(3,833)	(3,223)	(2,858)
Limited partnership tax credits	(631)	(1,016)	(1,147)
Settlement of state income tax audits (net)	0	(4,149)	0
Other	(857)	(1,384)	2,627

Provisions for income taxes	$28,885	$18,938	$20,704

Taxes paid during 2007, 2006 and 2005 were $24,032; $12,369; and $6,932, respectively.
     The company’s effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the company operates. Significant judgment is required in determining the company’s effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed in sustaining the benefit. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company’s effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.
Bob Evans Farms, Inc.     26

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
     A number of years may elapse before a particular matter for which the company has established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company’s cash. Favorable resolution would be recognized as a reduction to the company’s effective tax rate in the period of resolution.
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

Note D • Stock-Based Compensation Plans
     On September 11, 2006, the company’s stockholders approved the Bob Evans Farms, Inc. 2006 Equity and Cash Incentive Plan. Upon approval, the 2006 plan became the only ongoing plan providing stock-based compensation, and all prior plans were terminated as to the issuance of new awards. However, the company has awards outstanding under prior equity plans adopted in 1998, 1994, 1993, 1992 and 1991.
     The types of awards that may be granted under the 2006 plan include: cash-based awards, stock options, performance shares, performance units, restricted stock, restricted stock units, stock appreciation rights, whole share awards and performance-based awards. The 2006 plan provides that the compensation committee will administer all aspects of the plan, including the establishment of the terms and conditions of awards. The 2006 plan imposes various restrictions on awards, including a maximum life of 10 years for stock options and stock appreciation rights and a minimum exercise price equal to the grant date stock price for stock options and stock appreciation rights. At April 27, 2007, no awards had yet been made under the 2006 plan.
     The 1992 plan was adopted in connection with the company’s supplemental executive retirement plan (“SERP”), which provides retirement benefits to certain key management employees of the company. In the past, SERP participants could elect to have their portion of the company’s SERP contribution allocated to their individual accounts in cash or, when permitted by the compensation committee, non-qualified stock options to acquire a number of Bob Evans common shares equal in value to the participant’s SERP contribution. The last grant of stock options under the 1992 plan was in 2003.
     The 1992 plan provided that the option price could not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provided that the option price for: 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) non-qualified stock options shall be determined by the Compensation Committee of the Board of Directors. The 1994 plan prohibited option prices less than the fair market value of the stock at the grant date.
     Options granted under the 1992 plan expire five years after the earlier of the date the recipient attains age 65 or dies. Outstanding options under the 1998 and 1994 plans may be exercised for up to 10 years from the date of grant.
     The 1993 plan provided for the award of restricted stock to mid-level managers and administrative personnel as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met. Participants in the 1993 plan are entitled to cash dividends and to vote their respective shares including those not yet vested. Restrictions generally limit the sale, pledge or transfer of the shares until the vesting requirements are satisfied.
     In fiscal 2006, the company adopted a performance incentive plan (“PIP”) designed to align the compensation of executive officers and senior management with the company’s financial and operational performance. The PIP provides for awards of cash, whole shares, restricted shares and stock options, generally vesting over three years. All stock-based awards made under the PIP prior to September 11, 2006, were awarded out of, and in accordance with, the 1998 plan. PIP awards made after that date will be awarded out of, and in accordance with, the 2006 plan.
Bob Evans Farms, Inc.     27

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
     Prior to April 29, 2006, the company accounted for its stock-based plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense for stock options was recognized in the financial statements prior to April 29, 2006, when the exercise price of the options was equal to or greater than the fair market value of the stock at the grant date.
     Effective April 29, 2006, the company adopted SFAS No. 123 (R), Share-Based Payment, using the modified-prospective transition method. SFAS No. 123 (R) requires that the company measure the cost of employee services received in exchange for an equity award, such as stock options or restricted stock awards, based on the fair value of the award on the grant date. The cost is recognized in the income statement over the vesting period of the award on a straight-line basis. Awards to retirement-eligible employees are subject to immediate expensing in full upon grant. Compensation cost recognized in fiscal 2007 includes (1) compensation cost for all stock-based awards granted prior to, but not yet fully vested as of April 28, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) compensation cost for all stock-based awards granted subsequent to April 28, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123 (R). Results for prior periods have not been restated.
     As a result of adopting SFAS No. 123 (R) on April 29, 2006, the company’s pre-tax income and net income for 2007 are $2,257 and $1,526 lower, respectively, than if it had continued to account for stock-based compensation under APB Opinion No. 25. The related recognized tax benefit was $731 in 2007. Basic and diluted earnings per share for 2007 of $1.68 and $1.66, respectively, are each $0.04 lower per share than if the company had continued to account for stock-based compensation under APB Opinion No. 25. Nearly all of the expense associated with stock-based compensation is reflected in selling, general and administrative expense.
     The fair value of each option award in 2007 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The company used the same method to value options granted prior to April 29, 2006, for pro forma disclosure purposes. The expected term of options granted is based on the historical exercise behavior of full-term options, and the expected volatility is based on the historical volatility of the company’s common stock. The risk-free rate is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. Both expected volatility and the risk-free rate are based on a period commensurate with the expected option term. The expected dividend yield is based on the current dividend, the current market price of the company’s common stock and historical dividend yields.
     The following table presents the weighted-average per share fair value of options granted and the weighted-average assumptions used, based on a Black-Scholes-Merton option-pricing model:

	2007	2006	2005

Per share fair value of options	$7.56	$6.10	$7.96
Expected dividend yield	1.80%	2.00%	1.85%
Expected volatility	29.92%	33.39%	37.66%
Risk-free interest rate	4.88%	3.82%	3.66%
Expected term (in years)	4.5	3.9	4.1
The following table summarizes option-related activity for fiscal 2007:

			Weighted-Average
	Shares Subject	Weighted-Average	Remaining	Aggregate
Options	to Options	Exercise Price	Contractual Term	Intrinsic Value

Outstanding, April 28, 2006	2,389,551	$25.06

Granted	53,215	27.38
Exercised	(829,220)	24.27
Forfeited or expired	(37,425)	27.83

Outstanding, April 27, 2007	1,576,121	$25.48	6.32	$18,344
Vested and expected to vest, April 27, 2007	1,576,121	$25.48	6.32	$18,344
Exercisable, April 27, 2007	1,232,779	$25.49	5.89	$14,333

Bob Evans Farms, Inc.     28

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
     As of April 27, 2007, there was $751 of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 8.4 months. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $7,496; $4,463; and $1,969, respectively. Cash received from the exercise of options was $20,127; $10,812; and $2,156 for 2007, 2006 and 2005, respectively. The actual tax benefit realized for tax deductions from the exercise of options totaled $2,348; $1,137; and $344 for 2007, 2006 and 2005, respectively.
     Prior to the adoption of SFAS No. 123 (R), the company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123 (R) requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $2,348 excess tax benefit classified as a financing cash inflow for fiscal 2007 would have been classified as an operating cash inflow had the company not adopted SFAS No. 123 (R).
     In addition to the shares subject to outstanding options, approximately 2,305,000 shares were available for grant under the 2006 plan at April 27, 2007.
     A summary of the status of the company’s nonvested restricted shares as of April 27, 2007, and changes during fiscal 2007 is presented below:

		Weighted-Average
Restricted		Grant Date
Stock Awards	Shares	Fair Value

Nonvested, April 28, 2006	148,344	$24.24

Granted	291,285	27.92
Vested	(71,751)	26.81
Forfeited	(20,819)	26.54

Nonvested, April 27, 2007	347,059	$26.66

     At April 27, 2007, there was $3,732 of unrecognized compensation cost related to nonvested restricted shares. That cost is expected to be recognized over a weighted-average period of 3.29 years. The total fair value of shares that vested during 2007, 2006 and 2005 was $2,152; $500; and $626, respectively.

Note E • Other Compensation Plans
     The company has a defined contribution plan that covers substantially all employees who have at least 1,000 hours of service. The company’s annual contribution to the plan is at the discretion of the company’s Board of Directors. The company’s expenses related to contributions to the plan in 2007, 2006 and 2005 were $4,907; $4,285; and $4,300, respectively.
     In 1999, the company implemented the Bob Evans Executive Deferral Plan (“BEEDP”).The BEEDP is a non-qualified plan that provides certain executives the opportunity to defer a portion of their current incomes to future years.
     The company’s SERP previously provided executives with an option to accept all or a portion of individual awards in the form of non-qualified deferred compensation rather than non-qualified stock options. Since 2003, all awards have been in the form of non-qualified deferred compensation. The company’s expense related to contributions to the SERP was $1,936; $(485); and $388 in 2007, 2006 and 2005, respectively. The negative amount in 2006 was due to significant forfeitures.

Note F • Commitments and Contingencies
     The company rents certain restaurant facilities under operating leases having initial terms that primarily expire approximately 20 years from inception. The leases typically contain renewal clauses of five to 30 years exercisable at the option of the company. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined by the terms of the applicable lease agreement. Most of the leases also contain either fixed or inflation-adjusted escalation clauses. Future minimum rental payments on operating leases are as follows:

2008	$20,852
2009	21,193
2010	21,129
2011	20,995
2012	20,663
Thereafter	205,836

Total	$310,668

     At April 27, 2007, the company had contractual commitments of approximately $53,571 for restaurant construction, plant equipment additions and purchases of land and inventory.
     The company is self-insured for most casualty losses and employee health-care claims up to certain stop-loss limits per claim. The company has accounted for its liabilities for casualty losses, including both reported claims and incurred but not reported claims, based on information provided by independent actuaries. The company has accounted for its employee health-care claims liability through a review of incurred and paid claims history.
Bob Evans Farms, Inc.     29

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
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

     The intangible asset related to the trade name is deemed to have an indefinite economic life and is not subject to amortization. The intangible asset related to the restaurant concept is subject to amortization and is amortized on a straight-line basis over its estimated economic useful life of 15 years .None of the goodwill balance is expected to be deductible for tax purposes.
     Deferred rent represents fair value adjustments related to acquired leases.
     The following table illustrates the pro forma impact on certain financial results if the acquisition had occurred at the beginning of 2005. The amounts have been updated to reflect the purchase price allocation shown above. The pro forma financial information does not purport to be indicative of the operating results that would have been achieved had the acquisition been consummated at the beginning of 2005 and should not be construed as representative of future operating results.

2005

Net sales	$1,510,864
Net income	$36,921

Earnings per share:
Basic	$1.05
Diluted	$1.04
Bob Evans Farms, Inc.     30

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
Note H • Goodwill and Other Intangible Assets
     At the beginning of the fourth quarter, the company completes its annual impairment test required under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. In 2007, 2006 and 2005, the company determined that no impairment existed and as a result, no impairment losses were recorded.
     The changes in goodwill are summarized below:

	Restaurant	Food Products
	Segment	Segment	Total

April 29, 2005, carrying amount	$55,797	$1,567	$57,364
Purchase price adjustment in 2006 (see Note G)	365	0	365

April 28, 2006, and April 27, 2007, carrying amount	$56,162	$1,567	$57,729

Intangible assets consisted of the following (see Note G):

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

April 27, 2007

Amortized intangible assets:
Restaurant concept (15-year life)	$12,300	$2,323	$9,977
Unamortized intangible assets:
Business trade name			45,800

Total net carrying amount			$55,777

April 28, 2006

Amortized intangible assets:
Restaurant concept (15-year life)	$12,300	$1,503	$10,797

Unamortized intangible assets:
Business trade name			45,800

Total net carrying amount			$56,597

     The amortization expense related to these intangible assets was $820 in both 2007 and 2006, and $683 in 2005. Amortization expense related to intangible assets for the next five years is expected to be $820 each year.
Bob Evans Farms, Inc.     31

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
Dollars in thousands unless otherwise noted, except per share amounts
Note I • Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2007	2006	2007	2006	2007	2006	2007	2006

Net sales	$403,373	$395,640	$412,732	$392,363	$419,941	$399,478	$418,414	$397,338
Gross profit	21,986	14,001	22,345	22,588	29,426	23,612	24,665	25,156
Net income	13,086	7,160	13,494	13,156	18,703	13,974	15,259	20,484
Earnings per share:
Basic	$0.36	$0.20	$0.37	$0.37	$0.52	$0.39	$0.43	$0.57
Diluted	0.36	0.20	0.37	0.37	0.51	0.39	0.42	0.56
Common stock bid prices:
High	$30.67	$25.65	$34.35	$26.12	$34.92	$26.75	$38.24	$30.99
Low	26.75	20.31	24.66	21.50	32.02	21.51	33.30	26.04
Cash dividends declared	$0.14	$0.12	$0.14	$0.12	$0.14	$0.12	$0.14	$0.12
•	Gross profit represents operating income.

•	Each fiscal quarter is comprised of a 13-week period.

•	Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.

•	Stock prices are high and low bid prices for the NASDAQ Global Select Market (trading symbol — BOBE), which is the principal market for the company’s common stock.

•	The number of registered stockholders of the company’s common stock at June 13, 2007, was 30,832.
The quarterly financial data includes special items that increased (decreased) gross profit and net income as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2007	2006	2007	2006	2007	2006	2007	2006

Gross Profit
Gains on asset sales(1)	$2,887	$0	$445	$3,735	$890	$1,772	$221	$2,603
Charge for amortization of investments(2)	0	0	0	0	0	0	0	(3,487)
Charge for lawsuit settlement(3)	0	0	0	0	0	0	0	(885)
Charge for closing Owens Restaurants(4)	0	0	0	0	0	(628)	0	0

Impact on gross profit	$2,887	$0	$445	$3,735	$890	$1,144	$221	$(1,769)

Net Income
After-tax impact of items impacting gross profit	$1,937	$0	$301	$2,517	$610	$768	$154	$(1,255)
Tax benefit of settlement with Ohio(5)	0	0	0	0	0	0	0	4,650

Impact on net income	$1,937	$0	$301	$2,517	$610	$768	$154	$3,395

(1)	Gains (in the restaurant segment) on the sale of various properties (see Note A).

(2)	Charge (in the food products segment) created by a change in the estimated residual value of the company’s investments in income tax credit limited partnerships (see Note A).

(3)	Charge (in the restaurant segment) related to the settlement of a class action lawsuit.

(4)	Charge (in the restaurant segment) resulted from the January 2006 closing of the company’s eight remaining Owens Restaurants.

(5)	The company recorded a tax benefit after it entered into a settlement and compliance agreement with the State of Ohio (see Note C).
Bob Evans Farms, Inc.     32

Notes to Consolidated Financial Statements
Bob Evans Farms, Inc. and Subsidiaries • April 27, 2007
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
     Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company’s operations in each segment. General corporate assets consist of cash equivalents, long-term investments and deferred income tax assets.
     Information on the company’s industry segments is summarized as follows:

	2007	2006	2005

Sales
Restaurant operations	$1,385,841	$1,335,741	$1,230,301
Food products	304,665	286,460	269,903

	1,690,506	1,622,201	1,500,204
Intersegment sales of food products	(36,046)	(37,382)	(40,009)

Total	$1,654,460	$1,584,819	$1,460,195

Operating Income
Restaurant operations	$78,553	$70,497	$57,710
Food products	19,869	14,860	9,196

Total	$98,422	$85,357	$66,906

Depreciation and Amortization Expense
Restaurant operations	$66,203	$64,839	$58,790
Food products	8,035	11,223	8,045

Total	$74,238	$76,062	$66,835

Capital Expenditures
Restaurant operations	$76,303	$104,485	$132,683
Food products	7,939	8,375	6,904

Total	$84,242	$112,860	$139,587

Identifiable Assets
Restaurant operations	$1,071,942	$1,068,331	$1,041,386
Food products	87,269	83,699	79,608

	1,159,211	1,152,030	1,120,994
General corporate assets	37,751	33,048	29,948

Total	$1,196,962	$1,185,078	$1,150,942

Bob Evans Farms, Inc.     33

Management’s Report on Internal Control Over Financial Reporting
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
     With the supervision of our Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of April 27, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.
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

Steven A. Davis
Chief Executive Officer

Donald J. Radkoski
Chief Financial Officer
Bob Evans Farms, Inc.     34

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 27, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Bob Evans Farms, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 27, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bob Evans Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2007, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Bob Evans Farms, Inc. and our report dated June 22, 2007, expressed an unqualified opinion thereon.
Columbus, Ohio
June 22, 2007
Bob Evans Farms, Inc.     35

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:
     We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries (the “company”) as of April 27, 2007, and April 28, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended April 27, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 27, 2007, and April 28, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 27, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note D to the financial statements, in 2007 the company changed its method of accounting for stock-based compensation.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bob Evans Farms, Inc.’s internal control over financial reporting as of April 27, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007, expressed an unqualified opinion thereon.
Columbus, Ohio
June 22, 2007

Performance Graph
Comparison of Five-Year Cumulative Total Return
     The following line graph compares the yearly percentage change in our cumulative total stockholder return over our last five fiscal years against the cumulative total return of the Standard & Poor’s 500 Stock Index (“S&P 500”) and the weighted average of our peer group. Our peer group is comprised of restaurant companies listed on NASDAQ (weighted 80%) and a group of meat producers listed on either NASDAQ or the New York Stock Exchange (weighted 20%). We measure cumulative stockholder return by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (ii) the difference between the price of our common stock at the end and the beginning of the measurement period by (b) the price of our common stock at the beginning of the measurement period.
Cumulative Value of $100 Investment

	2002	2003	2004	2005	2006	2007
Peer Group	$100.00	$92.00	$134.33	$154.27	$192.89	$178.81
S&P 500	$100.00	$85.14	$102.82	$107.42	$121.70	$137.65
Bob Evans Farms, Inc.	$100.00	$84.86	$104.49	$70.70	$102.03	$131.90
Bob Evans Farms, Inc.     36

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
Results of Operations
     In this Management’s Discussion and Analysis of Selected Financial Information (“MD&A”), we use the terms “Bob Evans,” “we,” “us” and “our” to collectively refer to Bob Evans Farms, Inc., a Delaware corporation, and its subsidiaries.
     As of April 27, 2007, we owned and operated 694 full-service restaurants, including 579 Bob Evans Restaurants in 18 states and 115 Mimi’s Cafés in 20 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States. Mimi’s Cafés are primarily in California and other western states. Revenue in the restaurant segment is recognized at the point of sale.
     We also produce and distribute fresh and fully cooked pork products and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. Revenue, net of promotional discounts, in the food products segment is recognized when products are delivered to the retailer.
     This MD&A contains a number of forward-looking statements. Words such as “expects,” “goals,” “plans,” “believes,” “intends,” “continues,” “anticipates,” “may,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Any statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. These statements are based on our current expectations and could be affected by the uncertainties and risk factors described in our press releases and filings with the Securities and Exchange Commission. It is impossible to predict or identify all such risk factors. Consequently, no one should consider any such list to be a complete set of all potential risks and uncertainties. There is also the risk that we may incorrectly analyze these risks or that the strategies developed by us to address them will be unsuccessful. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the statement is made to reflect unanticipated events. Any further disclosures in our filings with the Securities and Exchange Commission should also be consulted. All subsequent written and oral forward-looking statements, attributable to us or any person acting on our behalf, are qualified by the cautionary statements in this section.
     References herein to 2008, 2007, 2006 and 2005 refer to fiscal years. All years presented are 52-week years. We acquired SWH Corporation (d/b/a Mimi’s Café) (“Mimi’s”) on July 7, 2004, (see Note G of the consolidated financial statements). Mimi’s results of operations have only been included in our consolidated financial statements from the date of acquisition, which will impact comparisons to prior years.
General Overview
     The following table reflects data for our fiscal year ended April 27, 2007, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying Consolidated Statements of Income. The table also includes data for our two industry segments — restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

(dollars in thousands)	Consolidated Results			Restaurant Segment			Food Products Segment

Reported Results:	2007*	2006*	2005	2007*	2006*	2005	2007*	2006*	2005

Net sales	$1,654,460	$1,584,819	$1,460,195	$1,385,841	$1,335,741	$1,230,301	$268,619	$249,078	$229,894
Operating income	$98,422	$85,357	$66,906	$78,553	$70,497	$57,710	$19,869	$14,860	$9,196

Cost of sales	29.2%	29.6%	30.3%	24.8%	25.6%	25.9%	51.5%	51.4%	53.9%
Operating wages	36.1%	36.3%	36.4%	40.8%	40.8%	40.9%	11.7%	11.8%	12.2%
Other operating	16.0%	16.3%	16.2%	18.1%	18.3%	18.2%	5.1%	5.4%	5.5%
SG&A	8.3%	7.6%	7.9%	5.8%	5.2%	5.5%	21.3%	20.9%	20.9%
Depreciation & amortization	4.5%	4.8%	4.6%	4.8%	4.8%	4.8%	3.0%	4.5%	3.5%

Operating income	5.9%	5.4%	4.6%	5.7%	5.3%	4.7%	7.4%	6.0%	4.0%

*	Consolidated pre-tax results for both 2007 and 2006 include certain special items, discussed later.
Bob Evans Farms, Inc.     37

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
Special Items
     Our results of operations for 2007 and 2006 included special items that, in total, increased reported net income by $3.0 million and $6.7 million, respectively, or approximately $0.08 and $0.18 per share (diluted), respectively. The special items in 2007 and 2006 resulted in a net increase in restaurant segment operating income of $4.4 million ($3.0 million after tax) and $6.6 million ($4.5 million after tax), respectively. In 2006, special items also resulted in a decrease in food products segment operating income of $3.5 million ($2.5 million after tax) and an additional income tax benefit of $4.7 million.
     The restaurant segment 2007 and 2006 special items included $4.4 million and $8.1 million, respectively, in gains (pre-tax) on the sale of various properties. In 2006, the restaurant segment special items also included a $0.9 million charge (pre-tax) related to a lawsuit settlement. These items are reflected as part of selling, general and administrative (“SG&A”) expenses. In 2007, consolidated SG&A expenses were 8.3% of sales on a reported basis and 8.5% of sales excluding special items, and restaurant segment SG&A expenses were 5.8% of sales on a reported basis and 6.2% of sales excluding special items. In 2006, consolidated SG&A expenses were 7.6% of sales on a reported basis and 8.1% of sales excluding special items, and restaurant segment SG&A expenses were 5.2% of sales on a reported basis and 5.7% of sales excluding special items.
     Restaurant segment results in 2006 reflected a $0.6 million charge (pre-tax) related to the January 2006 closing of our eight remaining Owens Restaurants. This charge primarily affected operating wages, which in 2006 were 36.3% of consolidated sales on a reported basis and 36.2% of consolidated sales excluding special items. Restaurant segment operating wages were 40.8% of sales in 2006 on both a reported basis and excluding special items.
     The food products segment 2006 special item of $3.5 million (pre-tax) resulted from a change in the estimated residual value of our investments in income tax credit limited partnerships, which was classified as amortization expense. In 2006, consolidated depreciation and amortization (“D&A”) was 4.8% of sales on a reported basis and 4.6% of sales excluding special items, and food products segment D&A was 4.5% of sales on a reported basis and 3.1% of sales excluding special items.
     The additional income tax benefit of $4.7 million recorded in 2006 was due to an April 2006 settlement and compliance agreement with the State of Ohio related to the determination of corporate franchise taxes for fiscal years 1998 through 2006. The amount of the benefit represents the reversal of reserves in excess of the settlement amount.
     We believe that our earnings results excluding special items are a better indicator of our ongoing operating trends and allow for a better understanding of historical results. The following table reflects consolidated and segment results excluding special items.

(dollars in thousands)	Consolidated Results			Restaurant Segment			Food Products Segment

Excluding Special Items:	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net sales	$1,654,460	$1,584,819	$1,460,195	$1,385,841	$1,335,741	$1,230,301	$268,619	$249,078	$229,894
Operating income	$93,979	$82,247	$66,906	$74,110	$63,900	$57,710	$19,869	$18,347	$9,196
Cost of sales	29.2%	29.6%	30.3%	24.8%	25.6%	25.9%	51.5%	51.4%	53.9%
Operating wages	36.1%	36.2%	36.4%	40.8%	40.8%	40.9%	11.7%	11.8%	12.2%
Other operating	16.0%	16.3%	16.2%	18.1%	18.3%	18.2%	5.1%	5.4%	5.5%
SG&A	8.5%	8.1%	7.9%	6.2%	5.7%	5.5%	21.3%	20.9%	20.9%
Depreciation & amortization	4.5%	4.6%	4.6%	4.8%	4.8%	4.8%	3.0%	3.1%	3.5%

Operating income	5.7%	5.2%	4.6%	5.3%	4.8%	4.7%	7.4%	7.4%	4.0%
Bob Evans Farms, Inc.     38

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
Restaurant Segment Overview
     The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, consumer acceptance, labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy and weather. In 2007, the two factors that had the greatest positive impact on restaurant segment profitability (excluding the special items described previously) were positive same-store sales and improved food cost.
     After a difficult first quarter, the restaurant segment finished the year with a positive sales performance. Bob Evans Restaurants finished with three straight quarters of positive same-store sales and Mimi’s finished the year with our 46th increase in same-store sales out of the last 47 quarters. For the full year, same-store sales in 2007 increased 0.1% at Bob Evans Restaurants and increased 1.6% at Mimi’s compared to 2006. Although Bob Evans Restaurants experienced only a slight increase in same-store sales for the year due to a weak first quarter, the positive sales comparisons experienced in the last three quarters were the concept’s best in years, and better than many of our competitors. Same-store sales results include the benefit of menu price increases, which are outlined later in the “Sales” section.
     We believe that strong consumer acceptance of new menu items, more compelling marketing and a sharper focus on customer service had a significant positive impact on operating results at Bob Evans Restaurants in 2007.
     Our continued focus on controlling food and labor costs also contributed to the positive operating results in 2007. Additionally, commodity costs were favorable throughout most of 2007 when compared to the prior year. During the first half of 2007, labor costs improved due to effective management of labor hours and modifying hours of operation to better complement customer traffic patterns. However, fourth-quarter labor costs were negatively impacted by minimum wage increases in many of our key markets, particularly Ohio and California, that became effective January 1, 2007. These factors are discussed further in the detailed sections that follow. The end result is that reported restaurant operating income increased $8.1 million, or 11.4%, in 2007 compared to a year ago. Furthermore, the segment’s reported operating income margin was 5.7% in 2007 compared to 5.3% in 2006. Excluding special items, the segment’s operating income increased $10.2 million, or 16.0%, in 2007 compared to a year ago, and the segment’s operating income margin was 5.3% in 2007 compared to 4.8% in 2006.
     During 2007, we closed 18 Bob Evans Restaurants. These 18 restaurants contributed approximately $14.3 million in sales and $2.9 million in operating losses in 2007.
Food Products Segment Overview
     The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, transportation and energy costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2007, the factors that had the greatest impact on food products segment profitability were continued strong sales growth and lower hog costs.
     Food products segment net sales increased 7.8% in 2007 compared to 2006. The higher net sales were driven by an 8.0% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes). The sales increase in terms of dollars was slightly less than the increase in terms of pounds due to lower net prices on items sold.
     Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs decreased 11.2% in 2007. This decrease in hog costs was more than offset, however, by an increase in sales of items produced for us by third parties (such as refrigerated potatoes), which carry a higher cost of sales. Overall, cost of sales in the food products segment increased slightly from 51.4% of sales in 2006 to 51.5% of sales in 2007.
     The food products segment experienced an increase in operating income of $5.0 million, or 33.7%, in 2007 compared to a year ago primarily due to the increase in net sales and the impact of special charges on 2006 operating income, as described earlier. The food products segment operating income margin increased to 7.4% of sales in 2007 from 6.0% in 2006. Excluding the $3.5 million pre-tax charge for special items in 2006, outlined in the earnings table above, the segment’s operating income increased $1.5 million, or 8.3%, in 2007.
Sales
     Consolidated net sales increased $69.6 million, or 4.4%, in 2007 compared to 2006. The 2007 increase was the net result of a $50.1 million increase in restaurant segment sales and a $19.5 million increase in food products segment sales.
     Restaurant segment sales accounted for 83.8% of total sales in 2007 and 84.3% of total sales in 2006 and 2005. The $50.1 million in additional restaurant sales in 2007 represented a 3.8% increase over 2006 sales, which were 8.6% higher than 2005 sales. The increase in restaurant sales in 2006 was largely the result of the inclusion of Mimi’s results for a full year, as well as more restaurants in operation, partially offset by a 1.6% decrease in same-store sales at Bob Evans Restaurants. The 2005 results did not include Mimi’s sales until after we acquired Mimi’s near the end of the first quarter of 2005. Based on the pro-forma data (provided in Note G of the financial statements), restaurant sales in 2006 would have increased 4.3% compared to 2005 if Mimi’s sales were included for all of 2005.
     The 2007 increase in restaurant sales was the result of same-store sales increases and more restaurants in operation in 2007. Mimi’s same-store sales increased 1.6% in both 2007 and 2006, including average menu price increases of 3.4% and 2.2%, respectively. Same-store sales at Bob Evans Restaurants increased 0.1% in 2007 and decreased 1.6% and 3.6% in 2006 and 2005, respectively. Although
Bob Evans Farms, Inc.     39

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
same-store sales comparisons were negative at Bob Evans Restaurants for the first quarter of 2007, the results in the remaining three quarters of the year were positive. The same-store sales comparisons for Bob Evans Restaurants included average menu price increases of 2.4% in 2007 and 1.5% in both 2006 and 2005. The average menu price increases in 2007 include increases in January of approximately 1.0% and 2.0% at Bob Evans Restaurants and Mimi’s, respectively, to help offset the margin pressure from minimum wage increases in most of our key markets. Same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to the start of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.
     Carryout and retail sales also contributed to the Bob Evans Restaurant sales increase in 2007. Carryout sales represented 7.0% of Bob Evans Restaurant sales in 2007 compared to 6.8% and 6.4% in 2006 and 2005, respectively. Retail merchandise sales comprised 1.9% of Bob Evans restaurant sales in 2007, 2006 and 2005. Sales at Mimi’s benefited from liquor, beer and wine sales, which represented 3.4% of sales in 2007 versus 3.3% of sales in both 2006 and 2005, and also from carryout sales, which represented 4.1%, 3.8% and 3.4% of sales in 2007, 2006 and 2005, respectively. The increase in Mimi’s alcohol sales is partially attributable to the expansion to a full bar in 27 of our stores by the end of 2007. Historically, Mimi’s alcohol offerings were limited to beer and wine. We plan to include full bars in nearly all new Mimi’s and are testing a remodel to add a full bar in an older Mimi’s.
     Additional restaurant sales growth in 2007 was provided by an increase in the number of operating locations: 694 restaurants were in operation at the end of 2007 compared to 689 in 2006. The 10 Bob Evans Restaurants opened in 2007 represented further expansion into our existing markets, particularly in Ohio and Florida. During 2007, 18 underperforming Bob Evans Restaurants were closed. Mimi’s 2007 openings included three stores in Texas and two stores in both North Carolina and Ohio, as well as its first stores in Kentucky and Illinois. The following chart summarizes the restaurant openings and closings during the last two years for Bob Evans Restaurants and Mimi’s:
Bob Evans Restaurants:

	Beginning	Opened	Closed	Ending

Fiscal Year 2007
First Quarter	587	4	1	590
Second Quarter	590	1	5	586
Third Quarter	586	3	0	589
Fourth Quarter	589	2	12	579

Fiscal Year 2006
First Quarter	591	6	4	593
Second Quarter	593	6	11	588
Third Quarter	588	3	9	582
Fourth Quarter	582	5	0	587
Mimi’s:

	Beginning	Opened	Closed	Ending

Fiscal Year 2007
First Quarter	102	2	0	104
Second Quarter	104	1	0	105
Third Quarter	105	3	0	108
Fourth Quarter	108	7	0	115

Fiscal Year 2006
First Quarter	92	1	0	93
Second Quarter	93	2	0	95
Third Quarter	95	1	0	96
Fourth Quarter	96	6	0	102
Consolidated Restaurants:

	Beginning	Opened	Closed	Ending

Fiscal Year 2007
First Quarter	689	6	1	694
Second Quarter	694	2	5	691
Third Quarter	691	6	0	697
Fourth Quarter	697	9	12	694

Fiscal Year 2006
First Quarter	683	7	4	686
Second Quarter	686	8	11	683
Third Quarter	683	4	9	678
Fourth Quarter	678	11	0	689
Bob Evans Farms, Inc.     40

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
     We continue to update the appearance of our Bob Evans Restaurants, of which four were rebuilt and 53 remodeled in the past year. We believe that the enhanced appearance of the restaurants adds to the customer’s experience and will help the positive momentum in same-store sales, which will continue to strengthen the Bob Evans concept. For 2008, we plan to decrease the growth rate of Bob Evans Restaurants to approximately four new locations and rebuild six existing restaurants. In addition, we expect to increase the number of Mimi’s openings to approximately 14 to 16 new restaurants in 2008.
     Various promotional programs were employed throughout the last few years, including gift cards, children’s programs and seasonal menu offerings. The 2007 strategy at Bob Evans Restaurants primarily focused on a pipeline of new products with a homestyle Bob Evans twist. We continued to experience positive breakfast sales, which have been our traditional strength, with items such as Stacked & Stuffed Hotcakes. In addition, lunch and dinner sales improved as a result of strong consumer acceptance of new promotional offerings, such as Knife & Fork Sandwiches, Homestyle Pastas and Big Farm Salads.
     Although Mimi’s same-store sales slowed somewhat in the first quarter of 2007, we are pleased with the overall performance and progress of Mimi’s for the remainder of 2007, as well as the strong reception that Mimi’s has received in new markets. The vast majority of new Mimi’s are generating sales above the system-wide average.
     Food products segment sales accounted for 16.2% of total sales in 2007 and 15.7% of total sales in both 2006 and 2005. Food products segment sales increased $19.5 million, or 7.8%, in 2007 versus 2006. The 2007 sales increase was reflective of an 8.0% increase in the volume of comparable products sold (calculated using the same products in both periods and excluding newer products). The overall increase in food products segment sales was driven mostly by our complementary homestyle convenience items, primarily refrigerated potatoes and macaroni and cheese, as well as expanded distribution of all products. The increase in food products sales was partially offset by an $8.1 million increase in promotional spending, which is netted against sales.
     Food products segment sales increased $19.2 million, or 8.3%, in 2006 versus 2005. The 2006 sales increase was reflective of a 9.9% increase in the volume of comparable products sold (calculated using the same products in both periods). The overall 2006 increase in food products segment sales was driven mostly by our complementary homestyle convenience items, primarily refrigerated potatoes and macaroni and cheese. The 2006 increase in food products segment sales was partially offset by a $7.5 million increase in promotional spending, which is netted against sales.
Cost of Sales
     Consolidated cost of sales (cost of materials) was 29.2%, 29.6% and 30.3% of sales in 2007, 2006 and 2005, respectively.
     In the restaurant segment, cost of sales (predominantly food cost) was 24.8%, 25.6% and 25.9% of sales in 2007, 2006 and 2005, respectively. The decrease in restaurant cost of sales in 2007 was due to the continued focus on lower-cost promotional offerings at Bob Evans Restaurants, generally favorable commodity prices and the effect of average menu price increases of 2.4% and 3.4% at Bob Evans Restaurants and Mimi’s, respectively.
     During 2006, restaurant cost of sales declined steadily from a high of 26.6% of sales in the first quarter to 24.8% of sales in the fourth quarter. The improvement in restaurant cost of sales throughout 2006 was due to decreasing reliance on discounting at Bob Evans Restaurants implemented in 2005, gradually improving commodity prices and a renewed focus on lower-cost breakfast items at Bob Evans Restaurants.
     Food products segment cost of sales was 51.5%, 51.4% and 53.9% of sales in 2007, 2006 and 2005, respectively. These results were reflective of changing hog costs, which averaged $38.41, $43.26 and $50.60 per hundredweight in 2007, 2006 and 2005, respectively. The 2007 average represented an 11.2% decrease compared to 2006, and the 2006 average represented a 14.5% decrease compared to 2005. Excluding hog cost fluctuations, the cost of sales ratio in the food products segment has generally trended higher in the last few years, reflecting an increasing proportion of sales of purchased products (e.g. mashed potatoes, frozen entrees, etc.), which have a higher cost of sales compared to the products produced internally. We expect that hog costs will average $40.00 to $45.00 per hundredweight in 2008.
Operating Wage and Fringe Benefit Expenses
     Consolidated operating wage and fringe benefit expenses (“operating wages”) were 36.1%, 36.3% and 36.4% of sales in 2007, 2006 and 2005, respectively. The operating wage ratio was static in the restaurant segment in 2007 and decreased slightly in the food products segment.
     In the restaurant segment, operating wages were 40.8% of sales in 2007 and 2006 and 40.9% of sales in 2005. Despite improvements in labor costs in the first half of 2007, the final operating wage ratio for 2007 was comparable to 2006 due to minimum wage increases effective January 1, 2007, in most of our key markets, particularly Ohio and California. These minimum wage increases significantly affected labor costs in the fourth quarter, as many of the increases included tipped employees and affected about two-thirds of Bob Evans Restaurants and more than three-quarters of Mimi’s. Many of the minimum wage laws enacted in the last year include future annual increases tied to inflation measures. We intend to offset the negative impact of these increases through menu price changes and productivity improvements.
     Health insurance claims were higher than expected in 2007. These increases were offset by improved leverage from higher same-store sales (including menu price increases), effective management of labor hours and modifying hours of operation to better complement customer traffic patterns. While the operating wage ratio in 2006 was slightly better than in 2005, the ratio of 40.8% in 2006 was only possible because of significantly improved labor costs in the latter part of the year. Initiatives to enhance customer satisfaction
Bob Evans Farms, Inc.      41

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
levels at Bob Evans Restaurants had the effect of increasing labor costs early in 2006. During the latter part of 2006, however, we improved labor costs through effective management of labor hours and modifying hours of operation to better complement customer traffic patterns.
     In the food products segment, operating wages were 11.7%, 11.8% and 12.2% of sales in 2007, 2006 and 2005, respectively. The improvement in both 2007 and 2006 was due to better leveraging of costs as a result of increased sales volume discussed in the “Sales” section above.
Other Operating Expenses
     Nearly 95% of other operating expenses (“operating expenses”) occurred in the restaurant segment in 2007, the most significant components of which were utilities, advertising, restaurant supplies, repair and maintenance, rent, taxes (other than federal and state income taxes) and credit card processing fees. Consolidated operating expenses were 16.0%, 16.3% and 16.2% of sales in 2007, 2006 and 2005, respectively. Restaurant segment operating expenses were 18.1%, 18.3% and 18.2% of sales in 2007, 2006 and 2005, respectively. The notable fluctuations within the restaurant segment operating expenses for 2007 compared to 2006 were decreases in restaurant supplies and utilities expenses, which were partially offset by an increase in repair and maintenance expense. The notable fluctuations within restaurant segment operating expenses for 2006 compared to 2005 included increased utilities expense due mostly to higher natural gas prices, offset by decreased advertising expenses at Bob Evans Restaurants.
     Food products segment operating expenses as a percent of sales in 2007, 2006 and 2005 were 5.1%, 5.4% and 5.5%, respectively. The decrease in the operating expenses ratio in both 2007 and 2006 was due to better leveraging of costs as a result of increased sales volume.
Selling, General and Administrative Expenses
     The most significant components of SG&A expenses were wages and fringe benefits, food products advertising expense, food products transportation costs and gains on real estate sales. Consolidated SG&A expenses represented 8.3%, 7.6% and 7.9% of sales in 2007, 2006 and 2005, respectively. Excluding the special items discussed previously (primarily gains on sales of real estate), consolidated SG&A expenses were 8.5% of sales in 2007 and 8.1% of sales in 2006. Excluding the special items, the increase in SG&A expense in fiscal 2007 was due primarily to the impact of stock option and performance-incentive expense. We adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), Share-Based Payment, in the first quarter of fiscal 2007 (see Note D to our consolidated financial statements). The most significant aspect of this accounting pronouncement was the new requirement to expense the fair value of stock option grants. We significantly reduced the issuance of stock options and implemented a performance incentive plan that predominantly uses restricted stock, stock grants and cash awards. The total incremental pre-tax expense in 2007 compared to 2006 associated with stock options and the new performance incentive plan was $5.7 million. Of this amount, $2.5 million was recorded in the restaurant segment and $3.2 million was recorded in the food products segment. Nearly all of this expense is reflected in SG&A expense.
     The decrease in reported SG&A expenses in 2006 compared to 2005 was mostly due to gains on the sale of real estate of $8.1 million reflected as a reduction of SG&A expense in the restaurant segment. Excluding the gains on sale of real estate and the $0.9 million charge for the lawsuit settlement, consolidated SG&A expenses were 8.1% of sales in 2006. Transportation costs in the food products segment increased as a percentage of sales in 2006 due to significantly higher fuel costs.
Depreciation and Amortization
     D&A was 4.5%, 4.8% and 4.6% of consolidated sales in 2007, 2006 and 2005, respectively, and 3.0%, 4.5% and 3.5% of food products sales in 2007, 2006 and 2005, respectively. Restaurant segment D&A was 4.8% of sales in all three years presented. The significant increase in D&A in 2006 was the result of a one-time amortization charge of $3.5 million due to a change in the estimated residual value of our investments in income tax credit limited partnerships. Excluding this one-time charge, D&A in 2006 would have been 4.6% of consolidated sales and 3.1% of food products sales.
Taxes
     The effective federal and state income tax rates were 32.3%, 25.7% and 35.9% in 2007, 2006 and 2005, respectively. In 2005, we received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998 through 2003. In April 2006, we entered into a settlement and compliance agreement with the State that covered fiscal years 1998 through 2006, resulting in a one-time reduction in the income tax provision of $4.7 million. The reduction was attributable to the reversal of reserves in excess of the settlement amount. Excluding the effect of the settlement, the 2006 effective tax rate was 32.0%.
     On June 30, 2005, the State of Ohio enacted tax legislation that phases out the Ohio corporate franchise (income) tax and phases in a new gross receipts tax called the Commercial Activity Tax (“CAT”) over a five-year period. While the corporate franchise (income) tax was generally based on federal taxable income, the CAT is based on current year sales and rentals in Ohio. The effect of these tax changes did not have a material impact on our results of operations, financial position or liquidity.
     We will adopt Financial Accounting Standards Board (“FASB”) Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” in 2008. FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition,
Bob Evans Farms, Inc.  42

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 requires a cumulative effect adjustment to the opening balance sheet of retained earnings for any difference between the net amounts of assets and liabilities previously recognized and those determined under the new guidance for all open tax positions. We have evaluated the financial impact of adopting FIN 48 and expect the adjustment to be immaterial.
Liquidity and Capital Resources
     Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital and capital expenditure requirements in 2007. Cash and equivalents totaled $29.3 million at April 27, 2007. Cash dividends paid represented 32.3% of net income in 2007 and 31.2% of net income in 2006.
     Bank lines of credit of $70.0 million are available for liquidity needs, capital expansion and repurchases of Bob Evans common stock. No amounts were outstanding on these lines of credit at April 27, 2007, or April 28, 2006. Draws on the lines of credit are limited by $2.5 million of the amount available under our standby letters-of-credit, which totaled $11.3 million at April 27, 2007.
     In 2007, we repurchased 2.0 million shares of our outstanding common stock under our share repurchase program at a total cost of $69.0 million.
     Capital expenditures consist of purchases of land for future restaurant sites, new and rebuilt restaurants, production plant improvements, purchases of new and replacement furniture and equipment, and ongoing remodeling programs. Capital expenditures were $84.2 million in 2007 compared to $112.9 million in 2006. For fiscal 2007, we decreased the growth rate of Bob Evans Restaurants to 10 new locations (as compared to 20 in 2006 and 37 in 2005). This reduction resulted in less funds needed overall for capital expenditures, even with an increase in the number of 2007 Mimi’s openings to 13 new locations (as compared to 10 in 2006 and 11 in 2005).
     We expect our capital expenditures for fiscal 2008 to approximate $100.0 million. In 2008, we plan to open four new Bob Evans Restaurants and approximately 14 to 16 new Mimi’s. We are also planning expansion in our food products segment in 2008 as the result of a plant rationalization study conducted during the third quarter of 2007. The first step planned as a result of this study is an investment of approximately $9.0 million for expansion of the Springfield, Ohio, distribution center, expected to be completed in October 2007.
     In 2001, we issued a $40.0 million unsecured note to a bank to replace an equivalent amount outstanding on our unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 27, 2007, $16.3 million was outstanding on this note.
     On July 7, 2004, we established a $183.0 million short-term committed credit facility with a bank to finance the Mimi’s acquisition. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190.0 million in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted-average interest rate of 4.9% paid quarterly.
     Payments of our contractual obligations under outstanding indebtedness as of April 27, 2007, are as follows:

Payments Due By Period (in thousands)
Contractual		1 Year	2-3	4-5	After 5
Obligations(1)	Total	and Less	Years	Years	Years

Operating leases	$310,668	$20,852	$42,322	$41,658	$205,836
Long-term debt(2)	$242,869	$43,487	$79,194	$48,676	$71,512
Purchase obligations	$53,571	$53,571	$0	$0	$0

(1)	The provisions of our deferred compensation plans do not provide for specific payment dates. Therefore, our obligations under these plans were excluded from this table. Our deferred compensation obligations of $23.9 million were included in the Consolidated Balance Sheets at April 27, 2007, as part of long-term liabilities.

(2)	Amounts include interest, which is at fixed rates as outlined in Note B of the consolidated financial statements.
     We believe that funds needed for capital expenditures, working capital and share repurchases during 2008 will be generated internally and from available bank lines of credit. We will evaluate additional financing alternatives as warranted. At the end of 2007, we also had $11.3 million in standby letters-of-credit for self-insurance plans and land development agreements.
     At April 27, 2007, we had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $53.6 million. D&A in 2008 is expected to approximate $78.0 million.
     The amounts of other contingent commercial commitments by expiration period as of April 27, 2007, are as follows:

Amount of Commitment Expiration
Per Period (in thousands)
Other	Total
Commercial	Amounts	1 Year	2-3	4-5	After 5
Commitments	Committed	and Less	Years	Years	Years

Standby letters-of-credit	$11,275	$9,775	$1,500	$0	$0
Lines of credit	0	0	0	0	0

Total commercial commitments	$11,275	$9,775	$1,500	$0	$0

Bob Evans Farms, Inc.  43

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
BEST Brand Builders
     In 2007, we introduced five BEST (Bob Evans Special Touch) Brand Builders as an overall internal approach to managing the company. Those Brand Builders are:
•	Win together as a team
•	Consistently drive sales growth
•	Improve margins with an eye on customer satisfaction
•	Be the BEST at operations execution
•	Increase returns on invested capital
     We developed a new management compensation structure to ensure that incentives are aligned with the BEST Brand Builders. Fiscal 2007 performance goals were adjusted to focus management on key metrics such as same-store sales, customer satisfaction and reduced employee turnover, in addition to margins, operating income and earnings per share.
     The first Brand Builder, “Win Together as a Team,” means getting everyone at the company strategically aligned and focused on the same common goals. For example, we consolidated our purchasing programs during the year for the entire company into a single procurement department. Winning as a team also means sharing best practices across the company, such as favorable employee retention at Mimi’s, or the discipline in controlling food costs at Bob Evans Restaurants. While these opportunities offer more of a longer-term payoff, we are already seeing encouraging signs as people throughout the organization take the initiative to share ideas.
     The second Brand Builder is to “Consistently Drive Sales Growth.” Over the last year, increasing same-store sales at Bob Evans Restaurants was our single highest priority, and progress was made with positive same-store sales at Bob Evans Restaurants in the final three quarters of the year. But even more importantly, we believe we have strengthened our capability to deliver sustained sales growth going forward. For example, management has recommitted Bob Evans Restaurants to product innovation, charging the research and development team with developing a pipeline of new products with a homestyle Bob Evans twist that creatively meet consumer needs. Over the past year, we have achieved solid successes with Knife & Fork Sandwiches, a variety of Homestyle Pasta entrées, Stacked & Stuffed Hotcakes, and Big Farm Salads. We also worked with our advertising agency to craft harder-hitting, product-focused advertising, and have sharpened the focus on customer satisfaction at Bob Evans Restaurants.
     At Mimi’s, we have highlighted seasonal features on the menu, including expanded seafood offerings, and have expanded to a full bar at 27 Mimi’s. We plan to include full bars in most new Mimi’s, and are testing a remodel to add a full bar in an older Mimi’s this summer. We believe the initial results show good potential to increase guest satisfaction and boost profit margins. We also continue to test, and feel positive about, Curbside and Carryout initiatives at Mimi’s.
     Sales growth in the food products segment is primarily driven by product innovation and expanded distribution. During the fourth quarter, we rolled out green bean casserole, another traditional side dish consistent with Bob Evans’ homestyle positioning. The food products business is also growing through more aggressive efforts to add new points of distribution. Over the past year, we added approximately 2,000 stores in 11 states to our food products distribution network.
     The third Brand Builder is to “Improve Margins with an Eye on Customer Satisfaction.” Although we made progress on increasing restaurant segment operating margins in fiscal 2007, we still have significant room for improvement as our long-term operating margin goal is 8%. It is important to note that we are not sacrificing product quality or customer satisfaction to boost margins. Instead, we are working smarter and investing in technology, such as a new point-of-sale system that is being implemented at Bob Evans Restaurants. This new technology supports capabilities such as simplified order entry, more precise labor scheduling and theoretical food cost comparisons and tracking. Additionally, we are working to improve profitability at Mimi’s, which has a strong sales and customer service history and culture, but less of a focus on margins. We believe progress was made in fiscal 2007 on several initiatives to boost Mimi’s margins, including improved labor scheduling and efficiency, and reducing new restaurant pre-opening costs.
     In the food products segment, we streamlined the cost structure during the year by combining Bob Evans and Owens brands into a single organization. This immediately reduced overhead expenses and we believe this will pay greater dividends in the years ahead as we further rationalize production at our Bob Evans’ and Owens’ facilities. We are also exploring several opportunities for our food products plants to take on additional preparation work for both Bob Evans Restaurants and Mimi’s, which can further reduce costs on a consolidated basis.
     The fourth Brand Builder is to “Be the BEST at Operations Execution.” In the restaurants, this means making sure that our customers are happy by working to eliminate customer complaints, or “dissatisfiers.” We achieved a 15% reduction in the number of complaints at Bob Evans Restaurants during fiscal 2007, due in part to reintroducing popular products, such as stir-fry, and by implementing sustainable fixes on several core products, like hotcakes. At Bob Evans Restaurants, we initiated food rallies for the employees, to highlight new menu offerings so employees can appreciate the items and learn how to cook and present them to the customers.
     We also believe that one of the most obvious ways to improve operations execution is by reducing employee turnover, and we continue to realize progress in that area. During fiscal 2007, Bob Evans Restaurants’ hourly employee turnover was 133.0%, compared with 147.5% in fiscal 2006. At Mimi’s, we believe our turnover rates are below industry averages.

Bob Evans Farms, Inc.     44

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
     In the food products segment, we are following through on the results of a plant rationalization study that was conducted during the third quarter of 2007. The first move as a result of the study was to begin a significant expansion of the Springfield, Ohio, distribution center, which will double its capacity, allowing us to be much more efficient during peak production times. Longer term, we have identified a number of opportunities to rationalize production of various items across the Bob Evans and Owens plant base.
     The fifth and final Brand Builder is to “Increase Returns on Invested Capital.” The strategies surrounding this Brand Builder include: organic growth, acquisitions, debt reduction, dividends and share repurchases.
     In terms of organic growth, focus for the near term is on Mimi’s and the food products segment. We opened only 10 Bob Evans Restaurants during 2007, compared with 37 in 2005, and are planning to further reduce Bob Evans openings to four in 2008. We need to significantly improve Bob Evans Restaurant economics before gearing back up for more aggressive growth. In addition, we closed 18 underperforming Bob Evans Restaurants during fiscal 2007, and will continue to evaluate “restaurant-by-restaurant” as we assess opportunities to redeploy capital for the benefit of our stockholders.
     At Mimi’s, we continue to target a unit expansion pace of approximately 15% per year, with plans to open 14 to 16 new restaurants in fiscal 2008. There are also numerous organic growth opportunities in the food products segment, and most of them do not require large capital expenditures. As a result, even with a moderate increase in capital spending in 2008, we expect to continue to generate substantial excess cash flow. For fiscal 2007, cash flow from operations was approximately $151.5 million, compared with $84.2 million in capital expenditures, demonstrating that we have the financial flexibility to consider a wide variety of options.
     The Board of Directors periodically reviews our dividend policy and considers potential changes as appropriate. We are currently paying a quarterly cash dividend of $0.14 per share, following a 17% increase in the first quarter of fiscal 2007. We will continue to reassess our dividend policy periodically.
     We repurchased the full 2.0 million shares the board authorized under our stock repurchase program for fiscal 2007, and have been authorized to buy back up to 3.0 million additional shares in 2008. At the present time, there is a low probability of merger and acquisition activity.
     The key point of the fifth Brand Builder is that we are going to remain disciplined in allocating our capital more efficiently, based on proven returns on invested capital.
Business Outlook
     We were generally pleased with our overall results for 2007, especially with the improvement in same-store sales trends at Bob Evans Restaurants, the overall improvement in profit margins in the restaurant segment and the continued strength in food products segment sales.
     Given our improved performance in 2007 and our solid momentum in both segments, our target range for 2008 diluted earnings per share, excluding special items, is between $1.68 and $1.75. Our guidance is based on a number of important assumptions including same-store sales estimates, and may be impacted by any of the risk factors discussed in our securities filings.
     In the restaurant segment, we anticipate same-store sales increases of approximately 1.0% at Bob Evans Restaurants and 2.0% at Mimi’s in 2008. We expect continued pressure on operating margins due to the minimum wage increases, but plan to achieve a restaurant operating margin slightly above the fiscal 2007 level. In the food products segment, we expect continued strong growth in pounds sold, and anticipate that hog costs will average in the $40.00 to $45.00 range per hundredweight, with margins in the food products segment above the 2007 level.
     We are also planning to be fairly aggressive with stock repurchases, and expect to buy back approximately 2.0 million shares in 2008. Depending on market conditions, we may repurchase the full 3.0 million shares authorized by the Board.
     We project net interest expense of approximately $10.5 million in 2008, up from $9.0 million in 2007. The effective tax rate is estimated at 34.1% for 2008, up from 32.3% in 2007. The average diluted shares outstanding for 2008 is expected to be 34.8 million to 35.0 million for the year.
     Capital spending for 2008 is targeted at $100.0 million, up from $84.2 million in fiscal 2007. The increase is due in part to the distribution center expansion in the food products segment and a rollout of a new point-of-sale system at Bob Evans Restaurants. We remain focused on expanding Mimi’s and our food products distribution capability, but expect to open just four Bob Evans Restaurants in fiscal 2008. D&A for fiscal 2008 should approximate $78.0 million.
Critical Accounting Policies
     Our accounting policies are more fully described in Note A of the consolidated financial statements. As discussed in Note A, the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. We believe that the following discussion addresses our most significant accounting policies, and the following significant accounting policies may involve a higher degree of judgment and complexity.
     We are self-insured for most casualty losses and employee health-care claims up to certain stop-loss limits per claim. We record our best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health-care claims. The recorded liability includes estimated reserves for both reported claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity as well as changes in factors such as

Bob Evans Farms, Inc.     45

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. The employee health-care claims reserve estimate is based on our review of our historical claims paid and the historical time lag between when the claims are incurred and when the claims are paid. We review the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover adverse development that may occur over the several years it takes for claims to settle is included in reserves, which increases our confidence level that the recorded reserve is adequate. Because there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, we believe that our calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, we have been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note F for a further discussion of our insurance programs.
     Property, plant and equipment comprise 80% of our assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). We estimate useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.
     Long-term investments include investments in income tax credit limited partnerships, recorded at amortized cost. We amortize the investments to the estimated residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period. In 2006, we changed the estimated residual value assigned to the income tax credit limited partnerships, resulting in an additional charge to amortization expense of $3.5 million.
     At the end of 2007, we had goodwill totaling $57.7 million and other intangible assets of $55.8 million primarily as a result of the Mimi’s acquisition, and record the balances in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. At the beginning of the fourth quarters of 2007 and 2006, we completed our annual impairment tests required under the provisions of SFAS No. 142. Factors used in the impairment tests include, but are not limited to, our plans for future operations, brand initiatives, recent operating results and projected sales and cash flows. If future economic conditions are different than those projected by us, it is reasonably possible that impairment charges may be required. After completing the tests, we determined that no impairment existed and as a result, no impairment losses were recorded in 2007 or 2006.
     Prior to fiscal 2007, we accounted for stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense for stock options was recognized in the financial statements in 2006 or 2005, when the exercise price of the options was equal to or greater than the fair market value of the stock at the grant date. Effective April 29, 2006, we adopted SFAS No. 123 (R), Share-Based Payment, using the modified-prospective transition method. Accordingly, compensation cost recognized in 2007 includes (1) compensation cost for all share-based payments granted prior to, but not yet vested as of April 28, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) compensation cost for all share-based payments granted subsequent to April 28, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123 (R). Results for prior periods have not been restated.
     The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. We used the same method to value options granted in 2006 and 2005 for pro forma disclosure purposes. The expected term of options granted is based on the historical exercise behavior of full-term options, and the expected volatility is based on the historical volatility of our common stock. The risk-free rate is based on the U. S. Treasury zero-coupon yield curve in effect at the time of grant. Both expected volatility and the risk-free rate are based on a period commensurate with the expected option term. The expected dividend yield is based on the current dividend, the current market price of our common stock and historical dividend yields.
     As a result of adopting SFAS No. 123 (R) in 2007, our pre-tax income and net income for 2007 are $2.3 million and $1.5 million lower, respectively, than if we had continued to account for stock-based compensation under APB Opinion No. 25. Basic and diluted earnings per share for 2007 of $1.68 and $1.66, respectively, are each $0.04 lower per share than if we had continued to account for stock-based compensation under APB Opinion No. 25.
     As of April 27, 2007, there was $0.8 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 8.4 months.
     In anticipation of the adoption of SFAS No. 123 (R), we adjusted the mix of employee share-based compensation by significantly reducing the number of stock options awarded, instead shifting to more stock and restricted stock awards and cash-based compensation as part of our performance incentive plan. The total incremental pre-tax expense in 2007 compared to 2006 associated with stock options and the performance incentive plan was $5.7 million, which equates to approximately $0.11 per share.
     We estimate certain components of our provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to D&A allowable for tax purposes

Bob Evans Farms, Inc.     46

Management’s Discussion and Analysis of Selected Financial Information
Bob Evans Farms, Inc. and Subsidiaries
and the tax deductibility of certain other items. The estimates are based on the best available information at the time that we prepare the tax provision. We generally file our annual income tax returns several months after our fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.
     While our recognition of revenue does not generally involve significant judgment, the accounting for unredeemed gift certificates and gift cards requires estimation. We recognize income from gift certificates and gift cards when they are redeemed by the customer. In addition, we recognize income on unredeemed gift certificates and gift cards only when it can determine that the likelihood of the gift certificate or gift card being redeemed is remote and that there is no legal obligation to remit the amount of unredeemed gift certificates or gift cards to relevant jurisdictions (breakage). We use historical redemption patterns to determine the breakage rate of Mimi’s gift cards.
     Until April 2005, Bob Evans Restaurants issued paper gift certificates with system limitations that precluded the determination of the aging of unredeemed certificates, and consequently a breakage estimation. In fiscal 2006, Bob Evans Restaurants discontinued issuing paper gift certificates and began issuing gift cards. We have the ability to track the usage patterns and aging of these gift cards. We also continue to monitor the monthly redemption rates of our unredeemed paper gift certificates. Subject to a thorough review of our legal obligations, we anticipate that in late 2008 we may be able to determine that the likelihood of redemption of our remaining unredeemed paper gift certificates will be remote and will recognize breakage on those paper gift certificates at that time. It is not currently possible to adequately estimate what that breakage amount will be; however, subject to legal obligation requirements, it is reasonably possible that the amount will be material to our quarterly results in the period recognized. We will begin recognizing breakage on Bob Evans Restaurants’ gift cards when adequate historical data exists to determine breakage rates. We currently anticipate this to occur late in 2008.
     From time to time in the normal course of business, we are subject to proceedings, lawsuits and other claims. We assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that we may have made with respect to their resolution.
SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements in this report that are not historical facts are forward-looking statements. Forward-looking statements involve various important assumptions, risks and uncertainties. Actual results may differ materially from those predicted by the forward-looking statements because of various factors and possible events, including, without limitation:
•	Changing business and/or economic conditions, including energy costs,
•	Competition in the restaurant and food products industries,
•	Ability to control restaurant operating costs, which are impacted by market changes in the cost or availability of labor and food, minimum wage and other employment laws, fuel and utility costs and
•	Changes in the cost or availability of acceptable new restaurant sites,
•	Accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of Mimi’s,
•	Adverse weather conditions in locations where we operate our restaurants,
•	Consumer acceptance of changes in menu offerings, price, atmosphere and/or service procedures,
•	Consumer acceptance of our restaurant concepts in new geographic areas and
•	Changes in hog and other commodity costs.
     There is also the risk that we may incorrectly analyze these risks or that the strategies developed by us to address them will be unsuccessful.
     Certain risks, uncertainties and assumptions are discussed here and under the heading “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended April 27, 2007. We note these factors for investors as contemplated by the Private Securities Litigation Reform At of 1995. It is impossible to predict or identify all such risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks and uncertainties. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the statement is made to reflect unanticipated events. Any further disclosures in our filings with the Securities and Exchange Commission should also be consulted. All subsequent written and oral forward-looking statements attributable to us or any person acting on behalf of the company are qualified by the cautionary statements in this section.
Bob Evans Farms, Inc.     47